FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of MAY 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

Management Discussion and Analysis of Results of Operations and Financial Condition for Years Ended January 31, 2006, and 2005

2.

Audited Annual Financial Statements for the Year Ended January 31, 2006

3.

Certification of Annual Filings – CEO

4.

Certification of Annual Filings – CFO

5.

News Release dated April 27, 2006

6.

News Release dated May 12, 2006

7.

News Release dated May 15, 2006

8.

Requests for Financial Statements; May 16, 2006

9.

Notice of Meeting dated May 10, 2006

10.

Management Information Circular dated May 10, 2006

11.

Form of Proxy; May 16, 2006

12.

Certificate re: Dissemination to Shareholders dated May 16, 2006

13.

News Release dated May 17, 2006

14.

National Instrument 44-101 dated May 31, 2006

15.

News Release dated May 31, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓              Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: July 5, 2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

PETAQUILLA MINERALS LTD.

For Quarter and Year End Report – January 31, 2006

Management Discussion and Analysis of Results of Operations and Financial Condition

For years ended January 31, 2006 and 2005

PETAQUILLA MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDIDITON AND RESULTS OF OPERATIONS

The management discussion and analysis of the financial condition and results of operations of Petaquilla Minerals Limited (“PTQ”) for the quarter and year ended January 31, 2006 should be read in conjunction with the audited financial statements and related notes for the same period. This discussion covers the last quarter, year and the subsequent period to the year up to April 5, 2006.

Management’s discussion and analysis provides a review of the performance of PTQ’s business and compares its 2006 performance with those of the two preceding years.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations. There is not a guarantee of future performance, since actual results could change based on factors and barriers beyond management control.

OVERALL PERFORMANCE - Business Overview

PTQ is a Canadian based copper and gold exploration and development company with development activities located in Panama.

PTQ owns 52% of the copper/gold porphyry system in Panama known as the Ley Petaquilla concession. Inmet Mining Ltd. (“Inmet”) owns the remaining 48%. At present, Teck Cominco Limited (“Teck”) holds no interest, but can acquire an effective 26% interest in the Minera Petaquilla S.A. project by funding PTQ’s share of the cost of placing this project into production.

PTQ’s growth strategy has been to establish a gold production base from the development of the Molejon deposit located within the Ley Petaquilla concession and to continue to increase gold and copper production possibilities by means of acquisition, merger of assets or companies having either production or advanced development stage gold and/or projects.

OVERALL PERFORMANCE - 2006 Accomplishments

•

Negotiated an agreement with the Ley Petaquilla concession joint venture partners that resulted in the Molejon gold deposit being 100% owned by PTQ

•

Completed a phased Mine Development Plan for the Ley Petaquilla concession with the development of  the Molejon gold deposit being the first phase

•

Obtained approval from the Government of Panama for the phased development of the Ley Petaquilla concession and in so doing qualified the planned phase 1 work on the Molejon gold deposit as part of the initial 20 year term of the overall Ley Petaquilla concession lands

•

Completed in excess of 5,000 meters of trenching on the Molejon gold deposit with 3,000 samples collected and assayed

•

Commenced a 5,000 meter infill diamond drilling on the Molejon gold deposit

•

Continued road access improvements to the Molejon gold deposit including the design and commencement of bridge construction for river and stream crossing

•

Continued evaluation of short and long term power sources for the future development of the Molejon gold deposit mine site

•

Possible mine and mill design options explored for the potential development of the Molejon gold deposit

•

Raised net proceeds of $8,933,334 in a private placement

SELECTED ANNUAL INFORMATION

Key Financial Data (in $ thousands)	2006		2005		2004
Net loss from continuing operations	(2,568)	(1)	(1,798)	(2)	(811)	(3)
Net loss for the year	(2,568)	(1)	(1,798)	(2)	(811)	(3)
Loss per share – basic and diluted	(0.05)		(0.04)		(0.02)
Cash outflow from operating activities	(1,758)		(1,166)		(505)
Working capital	8,689		871		1,807
Total assets	12,807	(4)	1,989	(5)	2,671

(1)

includes $410,301 stock- based compensation

(2)

includes $716,876 stock - based compensation

(3)

includes $242,469 stock - based compensation

(4)

increase as compared to total assets on January 31, 2005 is primarily a result of cash acquired from issuance of capital stock and mineral property costs less general and administrative expenses during the year.

(5)

decrease as compared to total assets as at January 31, 2004 is primarily a result of expenditures on property exploration and general and administrative expenses during the year.

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in Canadian dollars unless otherwise indicated.

RESULTS OF OPERATIONS

Revenue

Interest and other income in 2006 totaled $48,239 compared to $216,408 in 2005 and $57,964 in 2004. In 2005, interest and other income included a gain on redemption of the performance bond of $198,142.

Expenses

Expenses for the year ended January 31, 2006 were $2,538,350, a substantial increase from $1,890,679 for the year ended January 31, 2005. The increase in expenses are primarily a response by PTQ to renewed interest in copper properties such as its Ley Petaquilla concession. During the year, PTQ commenced operations on the Molejon gold deposit, which contributed to increases in general and administrative costs.  PTQ’s largest cash outflow in the year ended January 31, 2006 was capitalized expenditures relating to its mineral properties of $2,197,611, as compared to $234,664 (expensed) in the prior year. Stock-based compensation, a non-cash expense, decreased to $410,301 compared to $716,876 in the prior year, as a result of option grants during the year that have been deferred.

During the year ended January 31, 2006, PTQ recorded a foreign exchange loss of $77,647 and interest income of $48,239. During the year ended January 31, 2005, PTQ recorded interest income of $18,266, a gain on redemption of performance bond of $198,142, a write-down of property and equipment of $44,855 and an exchange loss of $79,147. In April 2004, PTQ agreed with Madison Enterprises Corporation (“Madison”), a company formerly related by virtue of common directors, to transfer certain office equipment with a net book value of $42,705 to Madison in exchange for Madison indemnifying PTQ for lease costs of approximately $62,000 per year for four years for its former premises.

The net loss for the year ended January 31, 2006 was $2,567,758 or $0.05 per share (2005 – loss of $1,798,273 or $0.04 per share; 2004 – loss of $811,190 or $0.02 per share).

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by interest and other income and changes in non-cash working capital resulted in a cash outflow of $1,757,852 from continuing operating activities in 2006.  Operating activities in 2005 and 2004 also resulted in cash outflows of $1,166,330 and $505,448, respectively.

Investing Activities

Resource Property Development Agreements

Teck-Inmet Agreement – Ley Petaquilla Concession Lands

In January 1998, a bankable final feasibility study on the Ley Petaquilla concession was completed by H.A. Simons Ltd on behalf of Teck.  Teck is entitled to elect and has elected to defer its decision whether or not to place the Ley Petaquilla concession into production and thereby complete its acquisition of one half of PTQ’s interest in the Minera Petaquilla project.  The deferral was based on Teck’s view that the property was uneconomic at that time.

On April 26, 2005, PTQ and Inmet waived Teck’s annual obligation, under the Petaquilla Shareholders Agreement to update and deliver the final bankable feasibility study to PTQ in 2005. PTQ chose to waive Teck’s obligation due to our ongoing work on the proposed phased development plan.  However, should delivery of an updated feasibility study become appropriate, PTQ will request Teck to deliver an updated version of the final bankable feasibility study.

On June 1 2005, PTQ entered into an agreement with Teck and Inmet whereby PTQ may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a phased mine development plan on terms acceptable to PTQ, Teck and Inmet.

Phased Mine Development Plan

In September 2005, the Government of Panama approved the phased mine development plan (the “Plan”) submitted by PTQ and its joint venture partners.  The first phase of the Plan is the development of the Molejon gold deposit by PTQ which commenced in January 2006.

According to the Agreement, Teck and Inmet agreed to transfer their interests in the Molejon gold deposit and 100% of any other gold and precious metal deposits occurring on the partners’ joint venture lands to PTQ, net of a graduated net smelter return ranging from 1% -5% depending on the price of gold. And also subject to the Government of Panama accepting a phased Mine Development Plan on terms acceptable to Teck, Inmet and PTQ.

The development of the world-class Petaquilla copper deposit is included in subsequent phases of the Plan, and will be the responsibility of Minera Petaquilla S.A., the joint venture company owned by the Company, Teck and Inmet.

Rio Belencillo Option

On May 7, 2005, PTQ granted Gold Dragon Capital Management Ltd. (“Gold Dragon”) an option (the “Option”) to purchase its interests in the Rio Belencillo and Rio Petaquilla concessions in Panama for $1,152,400, payable in capital stock of Gold Dragon. In September 2005, Gold Dragon activated the Option, by evidencing ownership of at least 2% of the issued and outstanding shares of PTQ.

Initial exploration on the Rio Belencillo by Madison Enterprises Corp. included 3,756 meters of diamond drilling. The Rio Petaquilla is a 45 square kilometer exploration stage property located adjacent to Zone 1 of the Rio Belencillo.

Molejon Gold Deposit

Since signing the Letter of Intent with Teck and Inmet on December 13, 2004, which resulted in the Agreement dated June 1, 2005, PTQ has achieved a number of its objectives.

PTQ spent $2,389,769 in resource property costs during the year ended January 31, 2006. A base camp has been re-established at PTQ’s advanced stage epithermal Molejon gold deposit in Panama. In addition, PTQ has now completed in excess of 5,000 meters of trenching, with 3,000 samples collected and assayed.

Steffan, Robertson & Kirsten (“SRK”) completed a NI 43-101 compliant mineral resource estimate on the Molejon gold deposit and presented it to PTQ in October 2005. The report estimates the inferred mineral resource of the Molejon gold deposit to be 11.2 million tonnes grading 2.48 g/t for total contained gold of 893,000 ounces using a bottom cut-off grade of 0.500 g/t Au. This represents an increase of 35% over a 1995 pre 43-101 resource estimate of 7.8 million tonnes grading 2.63 g/t for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

An infill diamond drill program originally scheduled for the fall of 2005 commenced in February 2006 and is ongoing.

PTQ is hopeful this drill program will add both ounces and grade to the published resource estimate for Molejon.

PTQ intends to focus the first phase of the mine development plan on the Molejon gold deposit, and has begun further exploration and development work for the purposes of a feasibility study on the deposit.  In addition, PTQ intends to perform further exploration on other identified gold targets within the Ley Petaquilla concession, and those within our wholly-owned properties surrounding the Ley Petaquilla concession.

Financing Activities

During 2006, an equity financing, sale of shares held in treasury and the exercise of stock options and warrants resulted in net proceeds of $12,527,110.

Balance Sheet

At January 31, 2006, the Company had total assets of $12,807,172 as compared with $1,989,474 at January 31, 2005. This increase as compared to total assets on January 31, 2005 is primarily a result of cash acquired from issuance of capital stock and mineral property costs less general and administrative expenses during the year. Working capital at January 31, 2006 increased to $8,689,060 from working capital of $870,543 at January 31, 2005 as a result of the same asset transactions.

PTQ received net proceeds of $2,358,942 from the issuance of capital stock as the result of the exercise of options and warrants, compared to $424,200 in the previous year.

During the year ended January 31, 2004, the most significant contribution to working capital was the equity financing, which provided net proceeds of $2,043,947.

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER REVIEW

2006	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net loss from continuing operations	$ (782,183)	$ (846,734)	$ (509,752)	$ (429,089)
Net loss	$ (782,183)	$ (846,734)	$ (509,752)	$ (429,089)
Loss per share from continuing operations – basic and diluted (1)	(0.01)	(0.02)	(0.01)	(0.01)
Loss per share – basic and diluted (1)	(0.01)	(0.02)	(0.01)	(0.01)
2005	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net loss from continuing operations	$ (607,118)	$ (434,242)	$ (193,416)	$ (563,497)
Net loss	$ (607,118)	$ (434,242)	$ (193,416)	$ (563,497)
Loss per share from continuing operations – basic and diluted (1)	(0.01)	(0.01)	(0.00)	(0.01)
Loss per share – basic and diluted (1)	(0.01)	(0.01)	(0.00)	(0.01)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

In fiscal 2006, the loss from continuing operations is reflective of the corporate general and administrative costs, net interest and other income.  During the year, the granting of director and key employee stock options increased costs by $410,301.

In fiscal 2005, the net loss from continuing operations reflects the corporate general and administrative costs, net of interest and other income.  During that year, the granting of director and key employee stock options increased costs by $716,876.

LIQUIDITY AND CAPITAL RESOURCES

PTQ does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

At January 31, 2006, PTQ has working capital of $8,689,060 (January 31, 2005 - $870,543). PTQ recently raised funds from a private placement but will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake ongoing development and further exploration of the Molejon gold deposit.  Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

PTQ is required to post a performance bond of US$780,000 to maintain its interest in the Ley Petaquilla concession.  As at January 31, 2004, PTQ fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of US$750,000, which PTQ had purchased earlier at a discount of US$630,000, and an additional one-year time deposit of US$31,175. The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to PTQ over the term of the loan. During the fiscal year ended January 31, 2005, the Panama Bond was redeemed early resulting in a gain of $198,142.  PTQ has pledged a guaranteed investment certificate in the amount of US$780,000 as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond. The Canadian dollar equivalent of the US$780,000 investment is $892,242 as at January 31, 2006 after recognizing a foreign exchange loss of $73,813 from the January 31, 2005 balance of $966,055.

Other than as discussed herein, PTQ is not aware of any trends, demands, commitments, events or uncertainties that may result in PTQ's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the PTQ's liquidity will be substantially determined by the timing of any production decision on its Molejon gold deposit which, in turn, will be substantially determined by the price of gold.

Development of PTQ’s Ley Petaquilla copper project will also affect the Company’s liquidity and such effect will be determined by the timing of any production decision which in turn will be substantially determined by the price of copper.

CONTRACTUAL AND OTHER OBLIGATIONS

PTQ’s contractual and other obligations as at January 31, 2006 are summarized as follows:

	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
Office Lease	$ 308,700		$ 210,587	$ 98,113

Subsequent to year end, PTQ entered into a five-year lease for office premises and cancelled the previous two leases as summarized above. A summary of PTQ’s contractual and other obligations subsequent to year end up to April 3, 2006 are as follows:

	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
Office Lease	$ 305,560			$ 305,560

CAPITAL STOCK

The authorized share capital consists of 100,000,000 common shares and 20,000,000 preferred shares.  As at January 31, 2006, an aggregate of 70,246,304 common shares were issued and outstanding of which 44,200 were repurchased and held as treasury stock.  As of the date of this report, 70,592,604 common shares were issued and outstanding with 44,200 common shares being held as treasury stock.

The Company has the following warrants outstanding as at January 31, 2006:

Number of Shares	Exercise Price	Expiry Date

4,028,930	$ 1.20	December 19, 2006
	then at $ 1.44	December 19, 2007
185,000	$ 1.20	December 22, 2006
	then at $ 1.44	December 22, 2007
768,905	$ 1.20	January 6, 2007
	then at $ 1.44	January 6, 2008
4,982,835

The following summarizes information about the stock options outstanding as at January

31, 2006:

Number of Shares
Granted	Subject to Shareholder Approval (a)	Presently Authorized Under Stock Option Plan	Exercise Price	Expiry Date	Number of Exercisable Options

250,000	-	250,000	$ 0.50	September 21, 2007	70,000
42,400	-	42,400	0.23	September 24, 2008	42,400
370,000	-	370,000	0.42	April 28, 2009	370,000
135,000	-	135,000	0.50	January 10, 2010	135,000
1,075,000	325,000	750,000	0.50	April 21, 2010	398,000
2,760,800	2,500,000	260,800	0.50	July 11, 2010	78,400
463,000	463,000	-	0.385	August 23, 2010	-
150,000	-	150,000	0.50	September 13, 2010	41,500
385,000	-	385,000	0.62	October 5, 2010	385,000
200,000	200,000	-	1.00	December 31, 2010
200,000	200,000	-	1.00	December 31, 2010
6,031,200	3,688,000	2,343,200			1,520,300

PTQ received $170,666 and issued 346,300 shares for the exercise of stock options between

January 31, 2006 and the date of this report.  During fiscal 2006, PTQ sold 1,616,000 of its shares held in treasury at a price of $0.65 per share for net proceeds of $1,273,946. These shares were previously issued and reacquired by PTQ some years ago pursuant to an issuer bid and were included in the treasury stock.

The following information summarizes stock options granted subsequent to January 31, 2006 through April 3, 2006:

Exercise Price	Number of Outstanding Options	Remaining contractual life (years)	Number of Options Exercisable
$1.05	2,930,000	4.83	2,930,000

All of these stock options are subject to regulatory and shareholder approval.

RELATED PARTY TRANSACTIONS

During the year ended January 31, 2006:

a)

PTQ paid consulting fees of $114,559 (2005 - $96,780; 2004 - $34,833) to companies controlled by a director and a former director.

b)

PTQ paid wages and benefits of $230,525 (2005 - $207,068; 2004 -$44,272) to directors and an officer.

c)

PTQ paid rent expense of $Nil (2005 - $17,816; 2004 - $11,215) to a company controlled by a director and to a company related by virtue of former common directors.  The Company received $9,446 (2005 - $Nil; 2004 - $Nil)l for rent charges from a company controlled by a director.

d)

PTQ paid legal fees of $Nil (2005 - $21,433; 2004 - $108,037) to a law firm controlled by a former director, of which $Nil (2005 - $Nil; 2004 - $47,569) was recorded as share issue costs.

e)

PTQ paid $61,749 (2005 - $Nil; 2004 - $$Nil) for equipment and supplies to a company controlled by a director.

Included in accounts payable at January 31, 2006 is $1,241 (2005 - $36,458) due to directors, a former director, and to companies related by virtue of common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FOURTH QUARTER

For the three months ended January 31, 2006, PTQ incurred period operating expenditures resulting in a loss of $782,183. In addition, a total of $994,487 was spent on resource property costs during the three months ended January 31, 2006 and has been capitalized as mineral property costs.

In the three months ended January 31, 2006, cash flows from the exercise of warrants and stock options totaled $448,307.

PROPOSED TRANSACTIONS

Reorganization Plan

PTQ has announced it intends to submit a reorganization plan to shareholders at an extraordinary shareholder meeting to be held in June 2006. The plan would separate PTQ’s precious metals deposits and its exploration lands from its Ley Petaquilla concession porphyry copper deposits in north-central Panama.

CRITICAL ACCOUNTING ESTIMATES

The preparation of PTQ’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

The most critical accounting estimates, upon which PTQ’s financial statements depend, are those estimates of proven and probable reserves and resources, recoverable ounces there from, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings. In addition, management must estimate costs associated with mine reclamation and closure costs.

During the year, PTQ has capitalized mineral property acquisition costs and mine development costs at cost since it has decided that the Molejon gold deposit has economically flexible production potential. It is in accordance with Canadian generally accepted accounting principles that the Company should capitalize pre-production expenditures net of revenues received, until the commencement of commercial production.  A significant portion of the PTQ’s property, plant and equipment and mine development costs will then be depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given orebody may also change substantially over time as a result of numerous factors, including but not limited to, additional development activity, production history and the continual reassessment of the viability of orebodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revision to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, PTQ could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect PTQ’s earnings and net assets.

PTQ will have an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs will be recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, PTQ could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in PTQ’s earnings and net assets.

CHANGES IN ACCOUNTING POLICY

The CICA has issued Accounting Guideline 15, “ Consolidation of Variable Entities,” which is effective for annual and interim periods beginning on or after November 1, 2004.  This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this guideline did not have any impact of the company’s Consolidated Financial Statements as it was determined that PTQ does not have any variable interest entities.

In January 2005, the CICA issued three new standards relating to financial instruments.  These standards are applicable for fiscal years beginning on or after October 1, 2006.  PTQ is currently reviewing the impact if these new standards.  These standards are as follows:

Financial Instruments-Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.

FINANCIAL INSTRUMENTS

PTQ's financial instruments consist of cash and cash equivalents, marketable securities, receivables, prepaid expenses, performance bond, accounts payable and other accrued liabilities.  Unless otherwise noted, it is management's opinion that PTQ is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

PTQ is subject to financial risk arising from fluctuations in foreign currency exchange rates. PTQ does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of PTQ’s financial performance.

Outlook

The next twelve months or more will continue with the ongoing development and potential production feasibility of the Molejon gold deposit. The includes planned completion of road access with related bridge crossings where needed, evaluation of the optimal short and long term power supply and access to the potential mine site and ongoing engineering evaluation of possible mill and production equipment alternatives.

Timely acquisition of required capital equipment may also be completed as part of the Molejon gold deposit development plans.

Potential delays in the Development of Molejon Gold Deposit and Cost Overruns

Whilst the Molejon gold deposit is presently on schedule and on budget, cost overruns are currently prevalent in the mining industry due to tight labor markets as well as rising material and fuel costs.  There is no guarantee the Molejon gold project will, after more development work is completed, be an economically feasible production opportunity.

Mining Risks and Insurance

A risk analysis conducted by Roscoe Postle Associates Inc. as part of the Updated Feasibility Study indicated that the non-economic risks associated with the Molejon gold deposit are generally low.  The following specific factors were ascribed a “medium” risk level in the assessment: Geotechnical – ground control problems experiences by previous operators; Dilution- low cohesion in hangingwall faults could potential cause dilution; Mineral Reserve Extraction- Mineral reserves include no allowance for pillars and extraction rates are in the high end of the range for the selected mining methods; and Mill Throughput – increases from past rates of mill throughput are limited by the grinding circuit.  While PTQ believes that the current mining plan addresses the foregoing, these risks have not been completely eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on PTQ’s financial condition and results of operations.

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on PTQ’s financial performance and results of operations.  PTQ carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Gold Price Volatility

PTQ’s results are highly sensitive to changes in the price of copper and gold.  With the near term focus being on the Molejon gold deposit, ongoing development is highly dependent on gold prices.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rate, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of fold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institution, industrial organization and private individuals.  The demand for gold consists of jewelry and investment demand.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the present inferred reserves and related grades will eventually be confirmed either in whole or in part, as measured or indicated reserves.  Prolonged declines in the market price of gold may render inferred mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the PTQ’s reserves.  Should such reductions occur, PTQ could be required to delay or discontinue production plans or the development of new projects, resulting in increased net losses and reduced cash flow. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the potential economic feasibility of the Molejon gold deposit.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that PTQ’s programs will yield new mineral reserves to expand current mineral reserves.

Financing of Exploration Programs

There are inferred mineral reserves on PTQ’s Ley Petaquilla concession, but the PTQ may carry out further exploration on this property with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by PTQ on its mineral properties will result in discoveries of commercial mineral reserves.  If PTQ’s efforts are not successful at individual properties, the expenditures at those properties will be written off.  If PTQ’s exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of PTQ’s properties may depend upon PTQ’s ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that PTQ will be successful in obtaining the required financing, equity financing or other means.  There is no assurance that PTQ will be successful in obtaining the required financing on commercially reasonable terms, or at all. The inability of PTQ to obtain necessary financing could have a material adverse effect on PTQ’s ability to explore and develop its properties.

Government Permits

Further development of the Molejon gold deposit to possible completion of an economic feasibility study and then perhaps to construction of mill facilities and commencement and continuation of production at the Molejon gold deposit will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of PTQ.  The duration and success of permitting efforts are contingent upon many variable not within PTQ’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Molejon gold deposit, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by PTQ.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that PTQ would not proceed with the development or operation of a mine or mines.

In late April 2006, the government of Panama announced it will take action to repeal its present legislation to significantly expand the Panama Canal Watershed in general.  This will eliminate the risk of any overlap of part of the Ley Petaquilla concession.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of PTQ’s operations are subject to reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of January 31, 2006.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure in Issuers’ Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorder, processed, summarized and reported within the time period specified in those rules.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal control and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  PTQ’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

However, at the present time, due to changes in the Board member roster, PTQ is not presently in compliance with requirements to have the Board comprised of a majority of independent directors.  The audit committee is likewise not comprised of independent directors.  It is the Board’s intention to nominate sufficient independent directors for possible election to the Board by shareholders, at the Annual General Meeting of Shareholders presently scheduled for June 6, 2006.

FORWARD-LOOKING STATEMENTS

Certain information regarding PTQ as set forth in the MD&A, including management’s assessment of PTQ’s future plans and operations, contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuation, imprecision of reserve estimates, environmental risks, taxation policies, competition from other producers, the lack of qualified personnel or management, stock market volatility and the ability to access sufficient capital from external or internal sources. The actual results, performance or achievement could materially differ from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them does, what benefits PTQ will derive there from.

ADDITIONAL INFORMATION

Additional information relating to PTQ, including PTQ’s Annual Information Form, is available on SEDAR at www.sedar.com.

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

JANUARY 31, 2006

DAVIDSON & COMPANY LLP Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Petaquilla Minerals Ltd.

We have audited the consolidated balance sheets of Petaquilla Minerals Ltd. as at January 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended January 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended January 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 5, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to shareholders dated April 5, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 5, 2006

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

		2006	2005
ASSETS

Current
Cash and cash equivalents		$ 9,171,318	$ 891,548
Receivables		32,188	71,263
Prepaid expenses		36,650	10,783

Total current assets		9,240,156	973,594

Property and equipment (Note 5)		285,005	49,825
Mineral properties (Note 6)		2,389,769	-
Performance bond – restricted cash (Note 7)		892,242	966,055

		$ 12,807,172	$ 1,989,474

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities		$ 499,261	$ 51,973
Other accrued liabilities		51,835	51,078

Total current liabilities		551,096	103,051

Shareholders’ equity
Capital stock (Note 8)
Authorized
100,000,000	common shares without par value
20,000,000	preferred shares without par value
Issued and outstanding
70,246,303	(2005 – 51,264,537) common shares	62,977,209	51,430,792
Contributed surplus (Note 8)		1,004,480	887,432
Deficit		(51,558,632)	(44,143,412)

		12,423,057	8,174,812
Treasury stock, at cost (Note 11)
Repurchased, not cancelled
44,200	(2005 – 1,660,200) common shares	(166,981)	(6,288,389)

		12,256,076	1,886,423

		$ 12,807,172	$ 1,989,474

Nature of operations (Note 1)

Commitments (Note 14)

Subsequent events (Note 18)

On behalf of the Board:

“Michael Levy”	Director	“Richard Fifer”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2006	2005	2004
EXPENSES
Accounting and legal	$ 266,967	$ 161,203	$ 98,850
Consulting fees	291,034	141,158	40,834
Depreciation	56,697	7,660	13,635
Filing fees	30,637	33,679	68,923
Investor relations and shareholder information	388,991	98,790	43,562
Office administration	257,859	81,173	34,810
Rent	80,520	88,939	31,645
Resource property costs	11,105	234,664	33,910
Stock-based compensation (Note 9)	410,301	716,876	242,469
Travel	346,332	83,398	12,566
Wages and benefits	397,907	243,139	105,683

Total expenses	(2,538,350)	(1,890,679)	(726,887)

OTHER INCOME (EXPENSE)
Foreign exchange loss	(77,647)	(79,147)	(142,267)
Gain on redemption of performance bond (Note 7)	-	198,142	-
Interest income and amortization of discount on bond	48,239	18,266	57,964
Write-off of property and equipment (Note 5)	-	(44,855)	-

Loss for the year	(2,567,758)	(1,798,273)	(811,190)

Deficit, beginning of year	(44,143,412)	(42,345,139)	(41,533,949)

Loss on sale of treasury stock (Note 11)	(4,847,462)	-	-

Deficit, end of year	$(51,558,632)	$(44,143,412)	$(42,345,139)

Basic and diluted loss per common share	$ (0.05)	$ (0.04)	$ (0.02)

Weighted average number of common shares outstanding	56,115,596	50,370,747	36,153,757

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (2,567,758)	$ (1,798,273)	$ (811,190)
Items not affecting cash:
Amortization of discount on bond included in interest income	-	-	(11,864)
Depreciation	56,697	7,660	13,635
Gain on redemption of performance bond	-	(198,142)	-
Stock-based compensation	410,301	716,876	242,469
Write-down of property and equipment	-	44,855	-
Foreign exchange loss on performance bond (Note 7)	73,813	69,005	110,914

Changes in non-cash working capital items:
(Increase) decrease in receivables	39,075	17,129	(53,896)
(Increase) decrease in prepaid expenses	(25,867)	(1,550)	5,789
(Decrease) increase in accounts payable and accrued liabilities	255,887	(23,890)	(1,305)

Net cash used in operating activities	(1,757,852)	(1,166,330)	(505,448)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock (Note 8)	11,826,329	424,200	2,098,350
Share issuance costs (Note 8)	(573,165)	-	(54,403)
Net proceeds from sale of treasury stock (Note 11)	1,273,946	-	-

Net cash provided by financing activities	12,527,110	424,200	2,043,947

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(291,877)	(59,635)	-
Investment in mineral properties	(2,197,611)	-	-
Proceeds from redemption of performance bond	-	891,908	-
Purchase of performance bond	-	(1,035,060)	-
Proceeds from reduction in performance bond	-	-	75,942

Net cash provided by (used in) investing activities	(2,489,488)	(202,787)	75,942

Change in cash and cash equivalents	8,279,770	(944,917)	1,614,441

Cash and cash equivalents, beginning of year	891,548	1,836,465	222,024

Cash and cash equivalents, end of year	$ 9,171,318	$ 891,548	$ 1,836,465

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

1.

NATURE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the business of the acquisition and exploration of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At  January 31, 2006, the Company has working capital of $8,689,060 (2005 - $870,543). During the year, the Company raised funds from a private placement but will have to raise additional funds to undertake further exploration and subsequent development of its mineral properties. Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Petaquilla Minerals, S.A. (a Panama corporation), Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Georecursos Internacional, S.A. (“Georecursos”) (a Panama corporation), and Petaquilla Gold, S.A. (a Panama corporation). The Company proportionately consolidates its 52% interest in a joint venture investment, Minera Petaquilla S.A. (“Minera Petaquilla”) (a Panama corporation).

All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

Cash is comprised of cash on hand and demand deposits.

Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Marketable securities

Marketable securities are carried at the lower of cost and quoted market value on an individual investment basis.

Property and equipment

Equipment is recorded at cost less accumulated depreciation, which is provided on computer equipment, computer software, equipment, furniture and fixtures, office equipment and vehicles on the declining balance basis at rates varying between 20% and 50% per annum. Leasehold improvements are depreciated over the term of the lease.

Resource properties

Acquisition costs of resource properties, together with direct exploration and development expenditures incurred thereon, are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of resource properties are, where necessary, written down to the estimated recoverable amount based on undiscounted estimated future net cash flows. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments.  Cash and other property payments received from the Company’s exploration partners are credited to the respective property until capitalized costs are recovered; thereafter, such payments are included in income.  Option payments are exercisable at the discretion of the optionee and are only recognized when received.  Management fees earned for the management of properties are included in income.

On an annual basis, the Company reviews the carrying values of deferred resource property acquisition and exploration expenditures with a view to assessing whether there has been an impairment in value. In the event that management determines potential reserves to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

During the year ended January 31, 2002, the Company wrote-off to operations its resource property costs related to the Ley Petaquilla property (Note 6). Accordingly, any subsequent resource property costs related to the Ley Petaquilla property have been expensed as incurred.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. To date, the Company has not incurred any asset retirement obligations.

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses are translated at rates approximating those in effect at the time of the transactions. Translation gains and losses are reflected in loss for the year.

Foreign currency denominated monetary accounts of the Company are translated at the year-end exchange rate.  Exchange gains and losses on translation are recognized as a gain or loss in the year they arise.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At January 31, 2006, 2005 and 2004, the total number of potentially dilutive shares excluded from loss per share was 11,014,035, 9,924,296 and 10,889,291 respectively.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Income taxes

Future income taxes are recorded using the asset and liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3.

MARKETABLE SECURITIES

The Company holds shares of certain publicly traded companies with a book value of $Nil (2005 - $Nil) and a market value of $15,375 (2005 - $37,419).

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

4.

INVESTMENT IN JOINT VENTURE

The Company owns a 52% joint venture interest in Minera Petaquilla, which is proportionately consolidated in the financial statements.  The Company’s interest is summarized as follows:

	2006	2005
ASSETS

Current assets
Cash	$ 5,907	$ 13,674
Due from shareholders	-	6,324
Receivables	5,671	6,826
Prepaid expenses	2,357	-

	$ 13,935	$ 26,824

LIABILITIES
Current liabilities	$ 9,367	$ 3,561
Other liabilities	42,468	47,517

SHAREHOLDERS’ DEFICIENCY	(37,900)	(24,254)

	$ 13,935	$ 26,824

Cash flows provided by (used in):
Operating activities	$ (104,780)	$ (125,278)
Financing activities	97,154	104,108
Investing activities	-	-

The Company’s share of Minera Petaquilla’s income (loss) for the years ended January 31, 2006, 2005 and 2004 was $(108,074), $(95,051) and $2,913, respectively.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

5.

PROPERTY AND EQUIPMENT

		2006			2005
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computer equipment	$ 127,650	$ 22,329	$ 105,321	$ 12,530	$ 2,202	$ 10,328
Computer software	20,418	3,754	16,664	-	-	-
Equipment	74,173	15,045	59,128	15,384	2,308	13,076
Furniture and fixtures	23,375	4,330	19,045	10,780	1,078	9,702
Leasehold improvements	8,951	2,920	6,031	7,781	778	7,003
Office equipment	14,778	3,421	11,357	10,796	1,080	9,716
Vehicles	79,803	12,344	67,459	-	-	-

	$ 349,148	$ 64,143	$ 285,005	$ 57,271	$ 7,446	$ 49,825

During the 2005 fiscal year, the Company wrote-off to operations certain property and equipment with a net book value of $44,855.

6.

MINERAL PROPERTIES

Ley Petaquilla Property- Panama

The Company, through its wholly-owned subsidiary Georecursos, owns 52% of Minera Petaquilla. Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owns the remaining 48% of Minera Petaquilla, a company formed during 1997 to own the Ley Petaquilla mineral concession in Panama. Pursuant to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panama, the Company has delivered a phased Mine Development Plan to the Government of Panama which was approved in September 2005. Refer also to “Molejon Property – Panama”. This approval resulted in the extension of the land tenure for an initial 20 year period commencing on September 2005, subject to the Company meeting certain other development and operational conditions on an ongoing basis. Terms of the land tenure have two additional 20 year terms that are also subject to the Company meeting certain other ongoing development and operational conditions.

Teck Cominco Limited (“Teck”) has an option to acquire 50% of the Company’s interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla. In order for Teck to acquire the 26% interest, it is required to:

(i)

Fund 52% of the continuing exploration expenditures, as defined, of Minera Petaquilla, with Minnova to fund its 48% share, until such time as Teck either acquires its interest or its interest is terminated.

(ii)

Fund 100% of and complete a final feasibility study, as defined, for the property and deliver such study by January 21, 1998 (completed).

(iii)

Arrange project financing for Minera Petaquilla for completion of development of the Ley Petaquilla property and, if necessary, fund 52% (Minnova to fund 48%) of any shortfall in the total project funding requirement in excess of arranged project financing.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

6.

MINERAL PROPERTIES (cont’d…)

Ley Petaquilla Property- Panama (cont’d…)

Teck is committed to annually make a final commitment respecting development of the concession and to deliver an update to the feasibility study of the concession. The requirement to make a final commitment or give notice of unfavorable economic conditions within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries. Failure to make such a commitment or deliver a notice shall result in the termination of Teck’s right to acquire an interest in Minera Petaquilla.

In April 2005, the Company and Inmet agreed to waive for one year Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study. This waiver does not affect Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study in 2006.

Upon Teck making a final commitment, Minnova is required to deliver a final commitment to participate in the development of the project or it will be required to dispose of its interest in Minera Petaquilla. Minnova is then required to either offer to sell its interest in the concession or accept an 8% net profit interest, as defined, in the project. The offer to sell its interest shall be made first to the Company and then to Teck at a price to be determined by Minnova. In the event that neither the Company nor Teck chooses to acquire Minnova’s interest, Minnova shall be entitled to seek an independent purchaser of its interest on terms no more favorable than those offered to the Company and Teck.

Either the Company or Minnova (the Proposer) may at any time give notice to the other parties of its intention to proceed with development of the concession in accordance with the most recently delivered Teck feasibility study. Upon receipt of such notice, Teck has 50 days in which to make a final commitment to develop the project. The other party, the Company or Minnova (the Recipient), has 60 days from the receipt of such notice to commit to develop the project.

If the Recipient has not agreed to develop the project, the Proposer may, within 70 days of the proposal, elect to exercise the “Shotgun Offer,” as defined, and either sell its interest or acquire the Recipient’s interest in Minera Petaquilla, for cash, based on the value of Minera Petaquilla as determined in accordance with the provisions of the agreement. The Recipient has 15 days from receipt of the Shotgun Offer to agree either to sell its interest or to acquire the Proposer’s interest as applicable, and in the event that the Recipient does not take action within the 15-day period, it will thereafter be deemed to have agreed to sell its interest in Minera Petaquilla.

If Minnova sells its interest, pursuant to the Shotgun Offer, the Company shall pay Minnova 48% of the value of Minera Petaquilla.

If the Company sells its interest, pursuant to the Shotgun Offer, it shall receive 29% of the value of Minera Petaquilla on condition that, in the event that Teck’s interest in the concession is terminated, the Company shall receive an additional 23% of the value of Minera Petaquilla.

If Teck’s interest in the concession is not terminated and the Company sells its interest, pursuant to the Shotgun Offer, the Company shall not be entitled to receive any further amount, in excess of the 29% of the value received on account of the sale of its interest in Minera Petaquilla.

Upon exercise of the Shotgun Offer, Teck has 130 days in which to deliver a final commitment for development of the concession or its interest shall be terminated.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

6.

MINERAL PROPERTIES (cont’d…)

Ley Petaquilla Property- Panama (cont’d…)

Teck’s interest in the concession shall terminate on the earlier of:

i)

    Teck electing to terminate its interest provided it has delivered its final feasibility study, or

ii)

Teck’s failure to deliver a final commitment requesting development of the concession and to deliver an updated feasibility study.

In the event that Teck’s interest is terminated, Teck shall retain a net profit royalty interest in the project at a rate to be determined.

The Government of Panama passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of part of the Petaquilla concession.  It is possible that future construction of dams within the watershed area could negatively affect the development of the Ley Petaquilla property.

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession from the copper mineral deposits within the Ley Petaquilla mineral concession. The agreement provides for the Company, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minova as to 35.135% and 64.865% respectively.

Approval of the phased Mine Development Plan was obtained in September 2005. Transfer of title to the Company of the Molejon gold mineral deposit, as well as the other rights as described above, is underway.

During the current fiscal year, the Company incurred the following costs related to the Molejon gold deposit. These costs have been capitalized on the Company’s audited consolidated balance sheet as mineral property costs:

Trenching	$ 811,037
Administration support	352,250
Road	293,407
Engineering and geology	275,372
Camp costs	197,300
Assaying	167,434
Drilling	106,842
Permits and licences	81,097
Data management	59,825
Community service plan	45,205
$ 2,389,769

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

6.

MINERAL PROPERTIES (cont’d…)

Mineral Properties - Other

The Company holds various interests in other land concession areas adjacent to the Ley Petaquilla Property in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an Agreement dated May 7, 2005 and amended on June 10, 2005, Gold Dragon Capital Management Ltd. (“Gold Dragon”), has an option to purchase all of the Company’s interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008 and by then paying the Company $1,152,400. This sum is payable in shares of Gold Dragon.

7.

PERFORMANCE BOND – RESTRICTED CASH

The Company is required to post a performance bond of US$780,000 to maintain its interest in the Petaquilla property.  As at January 31, 2004, the Company fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the “Panama Bond”) with a face value of US$750,000, which the Company had purchased earlier at a discount of US$630,000, and an additional one-year time deposit of US$31,175. The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to the Company over the term of the loan. During the fiscal year ended January 31, 2005, the Panama Bond was redeemed early resulting in a gain of $198,142.  The Company has pledged a guaranteed investment certificate in the amount of US$780,000 as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond. The Canadian dollar equivalent of the US$780,000 investment is $892,242 as at January 31, 2006 after recognizing a foreign exchange loss of $73,813 from the January 31, 2005 balance of $966,055.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Issued

Balance as at January 31, 2003	33,340,543	$48,842,442	$48,290
Non-brokered private placement, net of finders’ fees (a)	8,333,333	1,125,000	-
Non-brokered private placement, net of finders’ fees (b)	6,666,666	900,000	-
Exercise of stock options	489,000	87,850	(14,500)
Finder’s fee warrants	-	-	51,563
Stock-based compensation	-	-	242,469
Share issuance costs	-	(105,966)	-

Balance as at January 31, 2004	48,829,542	50,849,326	327,822
Exercise of stock options	2,185,497	476,209	(114,383)
Exercise of warrants	249,498	105,257	(42,883)
Stock-based compensation	-	-	716,876

Balance as at January 31, 2005	51,264,537	51,430,792	887,432
Non-brokered private placement, net of finders’ fees (c)	9,965,670	8,933,334	-
Exercise of stock options	1,465,600	713,008	(241,690)
Exercise of warrants	7,550,496	1,939,187	(51,563)
Stock-based compensation	-	-	410,301
Share issuance costs	-	(39,112)	-

Balance as at January 31, 2006	70,246,303	$62,977,209	$1,004,480

a)  In September 2003, the Company completed a non-brokered private placement and issued 8,333,333 units at a price of $0.15 per unit, for gross proceeds of $1,250,000. Each unit consisted of one common share and one-half of one non-transferable two-year share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share of the Company at a price of $0.25 per share until September 24, 2005. The Company paid finders’ fees of $125,000 and issued 300,000 finder’s fee warrants, with a value of $51,563, entitling the holder to purchase one additional common share at a price of $0.25 per share until September 24, 2005.   The fair value of these finders’ fee warrants of $51,563 was determined using the Black-Scholes option-pricing model using a risk-free interest rate of 3%, an expected life of 2 years, an annualized volatility of 140%, and a dividend rate of 0%.

b)

In November  2003, the Company completed a non-brokered private placement and issued 6,666,666 units at a price of $0.15 per unit, for gross proceeds of $1,000,000. Each unit consisted of one common share and one-half of one non-transferable two-year share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share of the Company at a price of $0.25 per share until November 18, 2005. The Company paid finders’ fees of $100,000.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

c)   In January 2006, the Company completed a non-brokered private placement and issued 9,965,670 units at a  price of $0.95 per unit, for gross proceeds of $9,467,387. Each unit consists of one common share and one-half of one non-transferable share purchase warrant aggregating 4,982,835 warrants. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.20 per share if exercised in the first year following the closing, and at a price of $1.44 per share if exercised in the second year following the closing. The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days and the Company issues a press release of such an event. The Company paid finders’ fees of $534,053 for net proceeds of $8,933,334.

d)  Net proceeds from issuance of capital stock of $11,292,276 is comprised of $8,933,334 for the non-  brokered private placement and $2,358,942 being the cash proceeds from the exercise of stock options and warrants.

e)  The shareholders of the Company had adopted a shareholder rights plan (the “Plan”), creating the potential for substantial dilution of an acquirer’s position except with respect to a “permitted bid”.  The Plan had a ten-year term and expired on April 28, 2005.

The Company has adopted a new shareholder rights plan, subject to regulatory and shareholder approval. Under the new Plan, the Company will issue one Right for no consideration for each outstanding common share of the Company to all holders of record of common shares as at 5:00 p.m., Pacific time, March 7, 2006. Thereafter, each common share issued by the Company during the term of the Plan will have one Right attached to it. The term of the Plan is five years unless the rights are earlier redeemed or exchanged. The Plan will be subject to review after the third year of its term.

The Rights are attached to the common shares and cannot be exercised until eight trading days after a triggering event has taken place. A triggering event is one of the following: (i) an Acquiring Person, as defined in the Plan, acquires 20% or more of the common shares of the Company; or (ii) an Acquiring Person announces his intention to make a take-over bid that would result in the person owning 20% or more of the outstanding common shares of the Company. Upon such a triggering event occurring, each Right would separate from the common share and thereafter entitle the holder to purchase common shares at 50% discount to the market price, up to the amount of the $30 exercise price of the Right.

The Rights will not be separated from the shares if the Acquiring Person makes a Permitted Bid, defined in the Plan to mean a bid made pursuant to a take-over bid circular to all shareholders of the Company, which has a minimum deposit period of at least 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

9.

STOCK OPTIONS

The Company has a stock option plan which authorizes the board of directors to grant incentive stock options to directors, officers and employees whereby the maximum number of shares reserved for issuance under the Company’s plan is 7,436,158 common shares of which 4,908,147 has been exercised, leaving 2,528,011 common shares available under the Plan.  The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at January 31, 2003	2,398,297	$ 0.15
Granted	1,180,000	0.23
Exercised	(489,000)	0.15
Expired	-	-
Forfeited	-	-

Balance at January 31, 2004	3,089,297	0.18
Granted	2,770,000	0.43
Exercised	(2,185,497)	0.17
Expired	-	-
Forfeited	(1,300,000)	0.41

Balance at January 31, 2005	2,373,800	0.36
Granted	5,573,000	0.53
Exercised	(1,465,600)	0.32
Expired	-	-
Forfeited	(450,000)	0.42

Balance at January 31, 2006	6,031,200	$ 0.53
Number of stock options exercisable	1,520,300	$ 0.50

The weighted average fair value of stock options granted during the year ended January 31, 2006 was $0.29 (2005 - $0.32; 2004 - $0.21) per option.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

9.

STOCK OPTIONS  (cont’d…)

As at January 31, 2006, the following stock options were outstanding as follows:

Number of Shares
Granted	Subject to Shareholder Approval (a)	Presently Authorized Under Stock Option Plan	Exercise Price	Expiry Date

250,000	-	250,000	$ 0.50	September 21, 2007
42,400	-	42,400	0.23	September 24, 2008
370,000	-	370,000	0.42	April 28, 2009
135,000	-	135,000	0.50	January 10, 2010
1,075,000	325,000	750,000	0.50	April 21, 2010
2,760,800	2,500,000	260,800	0.50	July 11, 2010
463,000	463,000	-	0.385	August 23, 2010
150,000	-	150,000	0.50	September 13, 2010
385,000	-	385,000	0.62	October 5, 2010
200,000	200,000	-	1.00	December 31, 2010
200,000	200,000	-	1.00	December 31, 2010
6,031,200	3,688,000	2,343,200

(a)

Certain options, while granted by the board of directors, are subject to shareholder approval since they are in excess of the maximum number of shares reserved for issuance under the Company’s stock option plan.

Total stock options granted during the year ended January 31, 2006 are 5,573,000 (2005 – 2,770,000; 2004 – 1,180,000).  As described above, certain options granted are subject to shareholder approval and are not considered vested and exercisable for the purposes of recognizing stock-based compensation. Total stock-based compensation recognized for the fair value of stock options vested during the current fiscal year was $410,301 (2005 - $716,876; 2004 – $242,469) which has been recorded in the consolidated statement of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders’ equity.

Subsequent to January 31, 2006, an additional 2,930,000 stock options were granted subject to regulatory and shareholder approval.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

9.

STOCK OPTIONS  (cont’d…)

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions:

	Year Ended January 31, 2006	Year Ended January 31, 2005	Year Ended January 31, 2004
Risk-free interest	3.34 – 4.20%	3.79%	3.86%
Expected dividend yield	-	-	-
Expected stock price volatility	47% - 65%	87%	140%
Expected option life in years	2 - 5 years	5 years	5 years

10.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance at January 31, 2003	-	$ -

Issued	7,799,994	0.25
Expired	-	-

Balance at January 31, 2004	7,799,994	0.25

Issued	-	-
Exercised	(249,498)	0.25
Expired	-	-

Balance at January 31, 2005	7,550,496	0.25

Issued	4,982,835	1.20/1.44
Exercised	(7,550,496)	0.25
Expired	-	-

Balance at January 31, 2006	4,982,835	$ 1.20/1.44

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

10.

SHARE PURCHASE WARRANTS (cont’d…)

As at January 31, 2006, the following share purchase warrants were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date

4,028,930	$ 1.20	December 19, 2006
	then at $ 1.44	December 19, 2007
185,000	$ 1.20	December 22, 2006
	then at $ 1.44	December 22, 2007
768,905	$ 1.20	January 6, 2007
	then at $ 1.44	January 6, 2008
4,982,835

These warrants will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days and the Company issues a press release of such an event.

11.

TREASURY STOCK

During the current year, the Company sold 1,616,000 of its shares held in treasury at an average price of $0.79 per share for proceeds of $1,273,946. These shares were previously issued and reacquired at a cost of $3.79 per share by the Company some years ago pursuant to an issuer bid. The loss of $4,847,462 resulting from the sale of these shares and related broker fees has been charged to deficit in the current year.

12.

RELATED PARTY TRANSACTIONS

During the year ended January 31, 2006:

b)

The Company paid consulting fees of $114,559 (2005 - $96,780; 2004 - $34,833) to companies controlled by a director and a former director.

c)

The Company paid wages and benefits of $230,525 (2005 - $207,068; 2004 - $44,272) to directors and an officer.

d)

The Company paid rent expense of $Nil (2005 - $17,816; 2004 - $11,215) to a company controlled by a director and to a company related by virtue of former common directors.  The Company received $9,446 (2005 - $Nil; 2004 - $Nil) for rent charges from a company with a common director.

e)

The Company paid legal fees of $Nil (2005 - $21,433; 2004 - $108,037) to a law firm controlled by a former director, of which $Nil (2005 - $Nil; 2004 - $47,569) was recorded as share issue costs.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

12.

RELATED PARTY TRANSACTIONS (cont’d…)

e)

The Company paid $61,749 (2005 - $Nil; 2004 - $Nil) for equipment and supplies to a company controlled by a director.

Included in accounts payable at January 31, 2006 is $1,241 (2005 - $36,458) due to directors, a former director, and to companies related by virtue of common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13.

INCOME TAXES

A reconciliation of income taxes of statutory rates with the reported taxes is as follows:

	2006	2005	2004

Statutory tax rate	34.7%	35.6%	37.6%

Loss for the year	$(2,567,758)	$(1,798,273)	$(811,190)

Expected income tax recovery	892,168	$640,185	$305,007
Permanent and other differences	(117,045)	(307,836)	(91,172)
Differences in foreign tax rates	(14,107)	(4,558)	(12,305)
Losses for which an income tax benefit has not been recognized	(761,016)	(327,791)	(201,530)

	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2006	2005
Future income tax assets
Non-capital and other loss carry-forwards	$ 1,409,133	$ 1,069,362
Equipment and exploration properties	247,380	247,218
Investments	-	2,587,307
Share issuance costs	156,445	4,852

Total future income tax assets	1,812,958	3,908,739
Valuation allowance	(1,812,958)	(3,908,739)

Net future income tax assets	$ -	$ -

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

13.

INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $3,200,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire up to 2016.  Subject to certain restrictions, the Company also has approximately $211,000 of resource expenditures available to reduce taxable income of future years in Canada plus resource related deductions available to reduce future taxable income in Panama.    The future tax benefits which may arise as a result of these non-capital losses and resource expenditures have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

14.

COMMITMENTS

During the year ended January 31, 2005, the Company entered into a five-year lease for office premises at an estimated annual cost of $63,176 commencing June 2004. The Company also entered into a 45-month lease for additional office premises at an estimated annual cost of $29,434 commencing on September 1, 2005.

Subsequent to January 31, 2006, the Company entered into a five-year lease for office premises at an estimated annual cost of  $61,112 commencing September 1, 2006. Cancellation of the above two previous lease obligations was obtained effective May 15, 2006.

15.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, receivables, performance bond, accounts payable and other accrued liabilities.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments or hedging activities to reduce its exposure to fluctuations in foreign currency exchange rates.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

16.

SEGMENT INFORMATION

The Company has one operating segment being the exploration of resource properties.  Details of geographic information are as follows:

2006	Canada	Panama	Total

Interest income	$ 48,239	$ -	$ 48,239

Property and equipment	$ 45,970	$ 239,035	$ 285,005
Mineral properties	-	2,389,769	2,389,769

2005	Canada	Panama	Total

Interest income	$ 17,956	$ 310	$ 18,266

Property and equipment	$ 30,782	$ 19,043	$ 49,825

2004	Canada	Panama	Total

Interest income	$ 12,373	$ 45,591	$ 57,964

Property and equipment	$ 42,705	$ -	$ 42,705

17.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005	2004

Non-cash financing activities
Finder’s fee warrants	$ -	$ -	$ 51,563
Share issue costs	-	-	(51,563)

Non-cash investing activities
Mineral property costs incurred through payables	192,158	-	-

	2006	2005

Cash and cash equivalents consist of:
Cash	$ 1,420,258	$ 891,548
Term deposits	7,751,060	-

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

18.

SUBSEQUENT EVENTS

Subsequent to January 31, 2006:

a)

The Company issued 346,300 shares on the exercise of stock options for proceeds of $170,666.

b)

The Company granted 2,930,000 stock options subject to regulatory and shareholder approval.

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below.

Loss for the year

	2006	2005	2004

Loss for the year - Canadian GAAP	$ (2,567,758)	$ (1,798,273)	$ (811,190)
Mineral properties expensed under U.S. GAAP (a)	(2,389,769)	-	-
Loss for the year - U.S. GAAP	(4,957,527)	(1,798,273)	(811,190)
Holding gains (losses) on marketable securities (b)	(22,044)	(7,587)	45,006

Comprehensive loss - U.S. GAAP	$ (4,979,571)	$ (1,805,860)	$ (766,184)

Basic and diluted loss per share - U.S. GAAP	$ (0.09)	$ (0.04)	$ (0.02)

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

	2006	2005

Current assets
Current assets - Canadian GAAP	$ 9,240,156	$ 973,594
Cumulative adjustments:
Holding gains on marketable securities (b)	15,375	37,419

Current assets - U.S. GAAP	$ 9,255,531	$ 1,011,013

	2006	2005

Mineral properties
Mineral properties - Canadian GAAP	$ 2,389,769	$ -
Mineral properties expensed under U.S. GAAP (a)	(2,389,769)	-

Mineral properties - U.S. GAAP	$ -	$ -

	2006	2005

Shareholders’ equity

Shareholders’ equity - Canadian GAAP	$ 12,256,076	$ 1,886,423
Cumulative adjustments:
Mineral properties (a)	(2,389,769)	-
Holding gains on marketable securities (b)	15,375	37,419

Shareholders’ equity - U.S. GAAP	$ 9,881,682	$ 1,923,842

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

	2006	2005	2004

Statement of Cash Flows

Cash flows from operating activities - Canadian GAAP	$ (1,757,852)	$ (505,448)	$ (57,045)
Expenditures on mineral properties	(2,197,611)	-	-
Cash flows from operating activities - U.S. GAAP	$ (3,955,463)	$ (505,448)	$ (57,045)

Cash flows from investing activities - Canadian GAAP	$ (2,489,488)	$ (202,787)	$ 75,942
Expenditures on mineral properties	2,197,611	-	-
Cash flows from investing activities - U.S. GAAP	$ (291,877)	$ (202,787)	$ 75,942

a)

Mineral properties and deferred costs

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.  For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties is measured periodically for recoverability of carrying values.

b)

Marketable securities

Under Canadian GAAP, the marketable securities held by the Company are recorded at the lower of cost and quoted market value. Under U.S. GAAP, these investments are classified as “available-for-sale” securities and recorded at market value. The accumulated difference between cost and market value is recorded as part of comprehensive income.

c)

Stock-based compensation

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123 “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company elected for the year ended January 31, 2004 and subsequent years to account for stock-based compensation using SFAS 123 on a prospective basis. Accordingly, compensation cost for stock options is measured at the fair value of options granted.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

c)

Stock-based compensation (cont’d…)

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method (Note 2). Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended January 31, 2006, 2005 and 2004.

d)

Recent accounting pronouncements

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i.

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii.

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii.

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv.

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2006

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

d)

Recent accounting pronouncements (cont’d…)

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations

Form 52-109F1 Certification of Annual Filings

I, Michael Levy, President of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Petaquilla Minerals Ltd. (the issuer) for the period ending January 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)  designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)  evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  May 1, 2006

“Michael Levy”

_______________________

Michael Levy

President

Form 52-109F1 Certification of Annual Filings

I, John S. Watt, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Petaquilla Minerals Ltd. (the issuer) for the period ending January 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)  designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)  evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  May 1, 2006

“John S. Watt”

_______________________

John S. Watt

Chief Financial Officer

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Update of AMEC 1998 Feasibility Study

Vancouver, BC – April 27, 2006: Michael Levy, President of Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that the shareholders of Minera Petaquilla, S.A. will revise and update the January 1998 Feasibility Study (the “1998 Feasibility Study”) completed by H.A. Simons (now AMEC) for the Petaquilla Copper Project, to more accurately reflect current prices and technological advances.

Minera Petaquilla, S.A. is owned by PTQ and Inmet Mining Corporation (“Inmet”) as to 52% and 48% interests respectively;  Teck Cominco Ltd. (“Teck Cominco”) has the right to acquire one half of PTQ’s interest by funding all of PTQ’s share of costs to commercial production.  The work required to revise and update the 1998 Feasibility Study will be funded by Teck Cominco, Inmet and the Company, and the completion date for the revised study is expected to be September 30, 2006.

AMEC Americas Limited (“AMEC”) has been engaged to carry out this revision, which will include the following specific assessments:

•

Reviewing the truck and shovel fleet equipment selection, with a view to the utilization of larger equipment.

•

Reviewing the grinding circuit capacity to determine if a single grinding line would provide the capacity required for the 120,000 tpd throughput rate.

•

Reviewing the flotation equipment selection in light of the larger equipment currently available.

•

For any of the above revised approaches that appear technically feasible, to estimate their capital and operating cost impacts on the Project to the prefeasibility level (+/- 25% to +/-30%).

Based on the 1998 Feasibility Study, completed for the joint venture partners under the direction of Teck Cominco, the Petaquilla, Botija and Valle Grande deposits contain a mineable reserve of 1.115 billion tonnes grading 0.50% copper, 0.09 g/t gold, 0.015% molybdenum, as well as recoverable silver.  The variable economic cut-off grade varied from U.S. $5.10 per tonne to U.S. $6.50 per tonne (including a low-grade stockpile, for which a marginal cut-off grade of U.S. $2.92/tonne was used, to be milled at the end of the mine life).

The recoverable metal content contained in these reserves, based on a 120,000 tonnes per day throughput and a 23 year mine life, totals:

9.4 billion pounds of copper,

1.37 million ounces of gold,

24.1 million ounces of silver, and

131.1 million pounds of molybdenum.

The 1998 Feasibility Study was prepared prior to the introduction of National Instrument 43-101, and refers to categories of reserves which are not the same as those contained in the current National Instrument.  The 1998 Feasibility Study refers to “measured and indicated mineable reserves”, which the Company believes are reliable and relevant.  The Company is of the view that such categories are materially equivalent to “proven” and “probable” mineral reserves in the current National Instrument.

Building upon the Minera Petaquilla update referred to above, the Company will finance 100% of the costs of a full NI 43-101-compliant Feasibility Study on the Petaquilla Copper Project.  This effort will be carried out by the Company in cooperation with its existing partners, Teck and Inmet, as well as with its new potential Chinese partner.

The collective goal of this effort is to assure that all relevant data required for project financing considerations are made available by the end of 2006.

The Company is also currently developing the 100%-owned Molejon Gold Project in the Petaquilla Mineral District.  Molejon contains an inferred resource of 11.2 million tones grading 2.48 g/t for total contained gold of 893,000 ounces according to SRK’s updated report – October 2005.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Plan of Arrangement Update

Vancouver, BC – May 12, 2006: Michael Levy, the President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”), is pleased to announce that the Company will be holding an Annual and Special General Meeting of shareholders on Tuesday, June 6, 2006, in Panama City, Republic of Panama.  At the Meeting, in addition to the routine business, the shareholders will be asked to approve a plan of arrangement (the “Arrangement”) whereby the Company will transfer the Petaquilla Copper Project in Panama to a newly-formed company called Petaquilla Copper Ltd. (“Copper”).  The result of the Arrangement, if approved by the shareholders, will be that each shareholder of Petaquilla Minerals Ltd. (“PTQ”), will receive one share of Copper, and will continue to hold one share of PTQ, for each one share of PTQ held on the effective date of the Arrangement.  PTQ will continue the development of the wholly-owned Molejon Gold Project.  Copper will be making application to list its shares on the Toronto Stock Exchange.  The effective date of the Arrangement is expected to take place before the end of June, 2006.

In addition to shareholder approval, the Arrangement is subject to Court and Toronto Stock Exchange approvals.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

More Gold Intercepted in Molejon Drilling

Vancouver, BC – May 15, 2006:  Michael Levy, the president of Petaquilla Minerals Ltd., is pleased to announce that analytical results are now available from ALS Chemex for sixteen more holes of the 58-hole diamond drilling program at the Molejon gold deposit. New core hole data for the 100% owned Molejon gold project, west of Panama City, Panama with material gold interceptions identified in the table below:

Hole #	Interval M	thickness m	grade g/tonne	Host rock
MO-06-18	4.0 – 13.0	9.0	1.1	SAP, FQPO
MO-06-19	1.0 – 5.9	4.9	1.2	SAP, QZBX
	16.4 – 20.8	4.4	2.0	SAP, QZBX, FSPO
	32.0 – 41.0	9.0	2.4	FSPO, QV
MO-06-20	50.1 – 61.7	11.6	16.4	QV, FQPO
MO-06-21	44.0 – 48.0	4.0	2.5	FQPO
	54.0 – 62.0	8.0	2.8	FQPO
	68.0 – 86.9	18.9	6.1	FQPO, QV, QZBX
MO-06-22	0 – 14.4	14.0	2.8	FSPO, QZBX
MO-06-23	0 - 20.0	20.0	5.5	SAP, QZBX, FSPO
MO-06-24	46.6 – 84.3	38.0	6.82	FQPO, QV
MO-06-25	0.0 - 15.2	15.2	8.51	SAP, QZBX, FSPO
	19.7 – 20.8	1.1	1.64	QZBX
	31.1 – 32.2	1.1	2.05	QZBX
	40.9 – 42.2	1.3	2.75	QV
MO-06-26	4.0 – 6.3	2.3	2.83	FQPO, SAP
MO-06-27	9.0 – 13.3	4.3	1.76	FSPO, QZBX
MO-06-28	0.0 – 17.8	17.8	8.51	SAP, QZBX, FSPO
	19.4 – 23.8	4.4	5.66	QZBX
MO-06-29	3.1 – 5.1	2.0	1.10	FQPO
	10.6 – 26.6	16.0	2.22	QZBX, FSPO
MO-06-30	0.0 – 12.0	12.0	1.22	SAP, FQPO
	14.0 – 48.0	34.0	3.81	FQPO, QV, BRHM
	64.0 – 66.0	2.0	1.08	BRHM
MO-06-31	8.0 – 12.0	4.0	1.53	SAP
	15.5 – 24.9	9.4	6.04	SAP, QZBX, FSPO, QV
	25.8 – 26.4	0.6	3.63	QZBX
MO-06-32	0.0 – 6.0	6.0	10.0	SAP
MO-06-33	0.0 – 2.0	2.0	1.3	SAP
	16.0 – 18.0	2.0	1.79	SAP
	21.2 – 31.1	9.9	7.70	FQPO, QZBX, QV, BRHM
	32.6 – 34.6	2.0	1.84	BRHM
	37.7 – 40.5	2.8	7.0	QV

SAP – Saprolite (weathered bedrock)

QZBX - Quartz Breccia

FQPO - Feldspar- Quartz Porphyry

FSPO - Feldspar Porphyry

QV - Quartz Vein and Calcite Stockwork

BRHM – Homolithic Breccia

Note: Due to the dip of the strata, the thicknesses may not always represent true width.  However, most holes were directionally drilled to normally intersect (re: at 90°) the mineralized beds for purposes of obtaining as close to a true width as possible.

In-fill drilling in an area with limited drill hole control has produced unexpectedly favorable results

(re: core hole MO-06-20).  This high-grade, gold mineralization occurs in a massive bluish-white quartz vein.  Additional drilling in this area is expected as a result of this new information.

New drill data (MO-06-19 and MO-06-21) also confirm that gold mineralization occurs in up to three stacked horizons. Shallow gold mineralization is widespread throughout the deposit (MO-06-18, MO-06-19, MO-06-22 and MO-06-23).

MO-06-24 that was drilled in the southeast portion of the Molejon deposit shows a thick, high-grade extension zone encountered recently in MO-06-20.  Both holes are in an area of limited historical data.  Approximately 125 meters to the east, the upper gold interception in MO-06-25 shows continuity with proximal MO-06-23 and MO-06-28.  Several additional core holes are planned for this relatively untested and promising area.

While the thin, low-grade gold interceptions in MO-06-26 and MO-06-27 are disappointing, both holes lie to the northwest of the zone planned for mining.  These holes have been drilled as off-set twins to core holes drilled in 1995.  However, MO-06-29 and MO-06-32 drilled just north of MO-06-26 and MO-06-27 do confirm that thick shallow mineralization can be found in the northwest area. Drill holes 31 and 33 were drilled from the same drill platform. MO-06-31 was drilled at -74º on azimuth 150º and MO-06-33 was drilled at -75º on azimuth 330º.

The results confirm the results of Adrian’s 1994-1995 program, and the results from the current program, when complete, are anticipated to be capable of providing a reliable basis for resource estimation and pit modeling.  The new assay results have further revealed the presence of gold in multiple host rocks.  Up to now, the theory was that the gold was only associated with the massive quartz breccias.  Recent analytical data have shown that gold is also associated with feldspar quartz porphyries that have undergone prophilitic and silicic alteration.  Further, gold values of potential economic significance have been also found in quartz and calcite stockwork veins and veinlets in andesite.  The implications of multiple rock types hosting gold mineralization will undoubtedly broaden the search for additional extensions to the resource trend at Molejon.

The current results adjoin with the data received from the SRK study published in a company news release of October 26, 2005 and are one more step in the process to bring the Molejon deposit to a 43-101 measured resource under the auspices of SRK, who are now on site.

Some highlights of the Oct 26/05 news release are as follows:

“The 2005 (SRK) Report estimates the inferred mineral resource of the Molejon Deposit to be 11.2 million tonnes grading 2.48 g/t for total contained gold of 893,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

This 2005 Report represents an increase of 35% over a 1995 pre 43-101 resource estimate of 7.8 million tonnes grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

The 2005 SRK Report also includes additional analysis of the sensitivity of Molejon tonnes and grade at various cut-offs. For example, a cut-off grade of 3.0 g/t results in 3.3 million tonnes grading 5.3 g/t for total contained gold of 560,000 ounces.

SRK was contracted to complete a database audit, resource estimate and an encompassing NI 43-101 Technical Report to be used in support of an Issuer Disclosure of mineral resources and fulfills a requirement for a resource estimate in Petaquilla’s Mine Development Plan that was approved by the government of Panama in Sept 2005 (see Petaquilla Press Release dated Sept 26).

The study included a complete review of the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration of the Molejon gold deposit.

The database audit and resource estimate was completed by George H Wahl (“GHW”), an associate of SRK who is a Qualified Person as defined by NI-43-101 and a P.Geo. registered with the Association of Professional Geoscientists of Ontario.”

The on-site independent QP, Sean C. Muller, P. Geo. has observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet N.I. 43-101 standards.  Strict QA/QC protocols have been defined and implemented under Mr. Muller’s supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

Petaquilla Minerals Ltd. has core drilled over 3200 metres of a 6200-metre core drilling program and will continue drilling over the next couple of months.  Complete data from the drill program and a map will be available on the company website.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

PETAQUILLA MINERALS LTD.
#410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9
Telephone:  (604) 694-0021
Facsimile:  (604) 694-0063
Website:  www.petaquilla.com

NOTICE OF ANNUAL AND SPECIAL MEETING

To be held on June 6, 2006

and

MANAGEMENT INFORMATION CIRCULAR

May 10, 2006

PETAQUILLA MINERALS LTD.
#410 - 475 West Georgia Street
Vancouver, B.C. V6B 4M9, Canada

Tel. No. (604) 694-0021 • Fax No.: (604) 694-0063
Website: www.petaquilla.com

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the shareholders of Petaquilla Minerals Ltd. (“PTQ” or the “Company”) will be held at the Marine Grand Salon, Hotel InterContinental Miramar, Miramar Plaza, Balboa Avenue, Panama City, Panama, on Tuesday, June 6, 2006 at 9:30 a.m. (local time) for the following purposes:

1.

To receive the report of the directors;

2.

To receive and consider the audited financial statements of PTQ for the fiscal year ended January 31, 2006, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis;

3.

To appoint an auditor for PTQ to hold office until the close of the next Annual General Meeting;

4.

To authorize the directors to fix the remuneration to be paid to the auditor of PTQ;

5.

To elect directors to hold office until the close of the next Annual General Meeting;

6.

To consider and, if thought fit, approve, with or without amendment, an ordinary resolution to approve, ratify and confirm grants of stock options in excess of those reserved under PTQ’s previously approved incentive stock option plan (the “Extra Options”).

INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE EXTRA OPTIONS, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION.  THE APPROVAL OF A MAJORITY OF DISINTERESTED SHAREHOLDERS OF THE COMPANY IS THEREFORE SOUGHT;

7.

To consider, and if thought fit, to approve, with or without amendment, an ordinary resolution, adopting an amended and restated stock option plan (the “Amended Plan”) for PTQ, increasing the maximum number of shares that may be the subject of options at any given time from 7,436,158 to 10,000,000 shares.

INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE AMENDED PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION.  THE APPROVAL OF A MAJORITY OF DISINTERESTED SHAREHOLDERS OF THE COMPANY IS THEREFORE SOUGHT.

8.

To consider and, if thought fit, to confirm the Shareholder Rights Plan Agreement of PTQ dated as of March 7, 2006 as more particularly described in the Circular;

9.

To consider and, if thought fit, to approve, with or without amendment, a special resolution to change the authorized capital of the Company to an unlimited number of common shares without par value and an unlimited number of preference shares without par value;

10.

To consider, and if thought fit, to pass a special resolution, with or without variation, to authorize, approve and adopt a statutory plan of arrangement (the “Arrangement”) pursuant to section 288 of the British Columbia Business Corporations Act involving and affecting PTQ and its Shareholders, all as more particularly described in the accompanying Circular;

11.

To consider, and if thought fit, conditional on the Arrangement becoming effective, to adopt the stock option plan of PTQ, as more particularly described in the Circular, fixing the maximum number of shares that may be the subject of options at 8,500,000;

12.

To consider, and if thought fit, conditional on the Arrangement becoming effective, to adopt the stock option plan of Petaquilla Copper Ltd., as more particularly described in the Circular, fixing the maximum number of shares that may be the subject of options at 10,500,000;

13.

To consider, and if thought fit, conditional on the Arrangement becoming effective, to adopt the shareholder rights plan agreement of Petaquilla Copper Ltd. as of the effective date of the Arrangement as more particularly described in the Circular; and

14.

To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The audited financial statements of PTQ including the accompanying notes and auditor’s report for the fiscal year ended January 31, 2006 are attached as Schedule “A” to the accompanying Information Circular.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.  Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of PTQ at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 6, 2006 being the date of the Meeting, and at the Meeting.

The directors of PTQ fixed the close of business on May 2, 2006 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead.  If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise PTQ of any change in your address.

DATED at Vancouver, B.C. this 10th day of May, 2006.

BY ORDER OF THE BOARD

Petaquilla Minerals Ltd.

“Michael Levy”

Michael Levy, President

TABLE OF CONTENTS
SUMMARY
The meeting
Amendments to Stock Option Plan
Shareholder Rights Plan
The Arrangement
Selected Pro-Forma Financial Information
GLOSSARY OF TERMS
SOLICITATION OF PROXIES
APPOINTMENT OF PROXYHOLDER
VOTING OF PROXIES
NON-REGISTERED HOLDERS
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
ANNUAL MEETING BUSINESS
Appointment and Remuneration of Auditor
Election of Directors
Audit Committee Disclosure
Statement of Executive Compensation
Securities Authorized For Issuance Under Equity Compensation Plans
Equity Compensation Plan Information
Incentive Stock Options
Shareholder Rights Plan
Increase of Authorized Capital
SPECIAL MEETING BUSINESS
The Arrangement
PTQ Stock Option Plan
Copper Stock Option Plan
Copper Shareholder Rights Plan
FINANCIAL STATEMENTS, DIRECTORS’ REPORT, MANAGEMENT’S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION
INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
MANAGEMENT CONTRACTS
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board of Directors
Board Mandate
Position Descriptions
Orientation and Continuing Education
Ethical Business Conduct
Nomination of Directors
Compensation
Assessments
ADDITIONAL INFORMATION
BOARD APPROVAL
CERTIFICATE
SCHEDULE “A” – FINANCIAL STATEMENTS
SCHEDULE “B” – DISSENT RIGHTS AS CONTAINED IN DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
SCHEDULE “C” – NOTICE OF APPLICATION FOR ORDER
SCHEDULE “D” – PTQ EXTRA OPTIONS RESOLUTION
SCHEDULE “E” – PTQ STOCK OPTION PLAN RESOLUTION
SCHEDULE “F” – PTQ SHAREHOLDER RIGHTS PLAN RESOLUTION
SCHEDULE “G” – PTQ AUTHORIZED CAPITAL RESOLUTION
SCHEDULE “H” – PTQ STOCK OPTION PLAN RESOLUTION
SCHEDULE “I” – COPPER STOCK OPTION PLAN RESOLUTION
SCHEDULE “J” – COPPER SHAREHOLDER RIGHTS PLAN RESOLUTION
SCHEDULE “K” – ARRANGEMENT AGREEMENT
SCHEDULE “L” – ARRANGEMENT RESOLUTION
SCHEDULE “M” – INFORMATION CONCERNING PETAQUILLA MINERALS LTD. AFTER THE ARRANGEMENT
Notice to Reader
Company Profile
Corporate Structure
Mineral Properties
Selected Consolidated Financial Statements
Management Discussion and Analysis
Market for Securities
Directors and Officers
Risk Factors
Auditors, Registrar and Transfer Agent
SCHEDULE “N” – INFORMATION CONCERNING PETAQUILLA COPPER LTD. AFTER THE ARRANGEMENT
Notice to Reader
Company Profile
Corporate Structure
Mineral Properties
Selected Consolidated Financial Statements
Management Discussion and Analysis
Market for Securities
Directors and Officers
Risk Factors
Auditors, Registrar and Transfer Agent
SCHEDULE “O” – RISK FACTORS
Exploration and Development Risks
Estimates of Reserves, Mineral Deposits and Production Costs
Risks of Development, Construction and Mining Operations
Expanded Panama Canal Watershed Could Affect Development
Title Matters
Conflicts of Interest
Currency Fluctuations
Additional Funding Requirements
Requirements of Ley Petaquilla
Molejon Property – Panama
History of Net Losses; Accumulated Deficit, Lack of Revenue From Operations
Limited Experience with Development-Stage Mining Operations
Stock Subject to Penny Stock Rules
Competition
Mineral Prices
Foreign Countries and Regulatory Requirements
Environmental and Other Regulatory Requirements
Panama Political Risks
Dividends

SUMMARY

The following is a summary of certain information contained in this Management Information Circular and the schedules attached hereto. Capitalized words used in this Summary are defined in the Glossary of Terms. This Summary is provided for convenience of reference only. This Summary should be read in conjunction with and is qualified by, the more detailed information and financial statements contained in the Notice of Meeting and the body of this Management Information Circular and the schedules attached hereto. Shareholders are urged to review this Management Information Circular in its entirety.

The Meeting

Time, Date and Place of Meeting

The annual and special meeting (the ‘‘Meeting’’) of the Shareholders of Petaquilla Minerals Ltd. (“PTQ”) will be held at Hotel InterContinental Miramar, Miramar Plaza, Balboa Avenue, Marina Grand Salon, Panama City, Panama on Tuesday, the 6th day of June, 2006 at the hour of 9:30 a.m. (Panama time).

Purpose of the Meeting

At the Meeting, the Shareholders will receive the audited financial statements of PTQ for the fiscal year ended January 31, 2006 and will be asked to consider, and if thought fit, to pass ordinary resolutions approving or confirming the following matters:

•

Election of Directors

•

Appointment of Auditors

•

Approval of Options Granted in Excess of Stock Option Plan

•

Amendments to Stock Option Plan of PTQ

•

Increase the authorized capital of PTQ

•

Shareholder Rights Plan of PTQ

The Shareholders will then be asked to consider, and if thought fit, to pass a series of resolutions to separate PTQ’s gold assets and copper assets into two separate companies: the Petaquilla Copper Project will be transferred to a newly-created company, Petaquilla Copper Ltd. (“Copper”), and the Molejon Gold Project will remain in PTQ.  On the completion of the Arrangement, all shareholders of PTQ will continue to hold one share of PTQ and will receive one share of Copper for each share of PTQ presently held.  The creation of the two companies holding such assets will be carried out as an Arrangement under section 288 of the Business Corporations Act (British Columbia), and requires approval by a special resolution, being two-thirds of the votes cast.

Under the proposed Arrangement, the current shareholders of PTQ will continue to participate in the development of the Molejon Gold Project and the Petaquilla Copper Project through their shareholdings in PTQ and Copper, respectively.  Immediately following the Arrangement becoming effective, PTQ will own 20% of the issued shares of Copper.

If the Arrangement is approved, the shareholders will then be requested to approve the following matters:

•

PTQ Stock Option Plan

•

Copper Stock Option Plan

•

Copper Shareholder Rights Plan

Meeting Record Date

PTQ has fixed May 2, 2006 as the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting.

Amendments to Stock Option Plan

On May 10, 2006 the directors of PTQ adopted amendments to the Stock Option Plan to increase the maximum number of the PTQ Common Shares under the Stock Option Plan to 10,000,000. Such number is intended to include options granted in excess of the number of shares fixed by shareholders in 2002.  Accordingly, at the Meeting the Shareholders will be asked to consider, and if thought fit, to pass the Stock Option Plan Resolution, the full text of which is attached as Schedule “E” to this Circular. See “Adoption of Amended and Restated Stock Option Plan”.

Shareholder Rights Plan

On March 7, 2006 the directors of PTQ adopted the Shareholder Rights Plan. In order for the Shareholder Rights Plan to continue in effect after the Meeting, it must be ratified and approved by the Shareholders at the Meeting.

Accordingly, at the Meeting the Shareholders will be asked to consider, and if thought fit, to pass the Shareholder Rights Plan Resolution, the full text of which is attached as Schedule “F” to this Circular. The Shareholder Rights Plan remains conditional upon TSX and shareholder approval. See “Shareholder Rights Plan”.

The Arrangement

General

Upon the Arrangement becoming effective, Shareholders of record on the Effective Date will become shareholders of two separate companies: Petaquilla Minerals Ltd. (“New PTQ”) and Petaquilla Copper Ltd. (“Copper”).  Petaquilla Minerals Ltd. will continue with the same name after the Effective Date.

Every Shareholder will, upon completion of the Arrangement, hold one New PTQ Common Share and receive one Copper Common Share for every PTQ Common Share held on the Effective Date. By way of example, a holder of 100 PTQ Common Shares will receive 100 New PTQ Common Shares and 100 Copper Common Shares. An application will be made to list the Copper Shares on the TSX.  See “The Arrangement – General”.

Reasons for the Arrangement

The purpose of the Arrangement is to “spin-off” PTQ’s Petaquilla Copper Project into Copper, a separate company. PTQ will continue with the development of the Molejon Gold Project and will continue to hold other tenures in the area. The Board of Directors of PTQ believes that the creation of two separate public companies dedicated to the pursuit of their respective businesses will focus the efforts of each company and provide PTQ shareholders with additional investment choices and enhanced flexibility. See “The Arrangement – Background to the Arrangement”.

Approvals Necessary for the Arrangement

The Arrangement is subject to a number of approvals that must be obtained prior to implementation, including the following:

Shareholder Approval

Pursuant to Section 289 of the Business Corporations Act (British Columbia) (the “Corporations Act”), the Arrangement requires the approval of a Special Resolution by the Shareholders of PTQ. At the Meeting, the Shareholders will be asked to consider, and if thought fit, to pass the Arrangement Resolution, the full text of which is attached as Schedule “L” to this Circular.

Court Approval

The implementation of the Arrangement is subject to approval by the Court. PTQ intends to apply for the Order once the Arrangement has been approved by the Shareholders of PTQ and all of the conditions either fulfilled or waived. As set out in the Notice of Application, the hearing in respect of the Order is scheduled to take place at 10:00 a.m. (Vancouver time) on June 19, 2006 at the British Columbia Supreme Court, Vancouver, British Columbia. A copy of the Notice of Application for the Order is attached as Schedule “C” to this Circular. Any Shareholder of PTQ has the right to appear at such hearing and present evidence. At the hearing for the Order, the Court will consider, among other things, the fairness of the Plan of Arrangement and the Shareholders’ approval.

Regulatory Approval

Implementation of the Arrangement is conditional upon the approval of the Toronto Stock Exchange (“TSX”), confirmation of the listing of the New PTQ Shares and conditional approval by the TSX of the listing of the shares of Copper. See “The Arrangement- Approvals Necessary for the Arrangement”.

Conditions to the Arrangement Becoming Effective

The implementation of the Arrangement is subject to a number of specified conditions, including Shareholder, Court and regulatory approval. There can be no assurance that such conditions will be fulfilled. The Arrangement Agreement also provides that it may be terminated in certain circumstances by the Board of Directors of PTQ prior to the Effective Date, notwithstanding the approval of the Arrangement by the Shareholders and the Court. See “The Arrangement — Conditions to the Arrangement Becoming Effective”.

Effective Date

The Arrangement will become effective once all of the conditions to proceeding with the Arrangement have been satisfied and the Registrar of Companies has issued the Certificate of Arrangement. If the requisite approvals of the Shareholders are obtained and the Court grants the Order, then management currently anticipates that the Effective Date will be on or about June 23, 2006. See “The Arrangement — Effective Date”.

Dissent Rights

The Plan of Arrangement provides rights to the PTQ Shareholders to dissent from the Arrangement resolution, and be paid the fair value of the PTQ Common Shares held by them. Such dissent rights are required to be exercised in accordance with section 242 of the Corporations Act. See “Dissent Rights”. The Arrangement Agreement may be terminated if dissent rights are exercised for more than 0.5% of the outstanding PTQ Common Shares. If the Arrangement Agreement is terminated, the Arrangement will not proceed.

Distribution of Share Certificates

Upon the Arrangement becoming effective, certificates representing PTQ Common Shares will be deemed to represent New PTQ Common Shares. Certificates representing Copper Common Shares will be mailed as soon as practicable following the Effective Date to those persons whose names appear in the register of holders of the PTQ Common Shares at the close of business on the Effective Date. See “The Arrangement — Distribution of Share Certificates”.

Recommendation of Board of Directors

The Board of Directors of PTQ has reviewed the terms and conditions of the Arrangement and has unanimously concluded that the terms and conditions of the Arrangement are fair and reasonable to, and are in the best interests of, PTQ and its Shareholders.

The Board of Directors unanimously recommends that the Shareholders vote in favour of the Arrangement and all other matters to be considered at the Meeting. See “The Arrangement — Recommendation of Board of Directors”.

Income Tax Considerations

Canadian Federal Income Tax Considerations

A Canadian resident holder of PTQ Common Shares who holds such shares as capital property will not realize a capital gain or capital loss as a result of the Arrangement. The adjusted cost base of the PTQ Common Shares will be allocated between the New PTQ and Copper Common Shares based upon the relative fair market values of such shares at the time of the Arrangement. Following the Effective Date, PTQ will advise holders of an appropriate proportionate allocation of the adjusted cost bases.

A non-resident holder of PTQ Common Shares will not be subject to tax in Canada as a result of the Arrangement, provided the PTQ Common Shares are not taxable Canadian property. See ‘‘Income Tax Considerations’’.

United States Federal Income Tax Considerations

PTQ has not undertaken an analysis of the United States income tax consequences applicable to shareholders resident in the United States.  Such shareholders are advised to consult their own tax advisors on the federal, state and local income tax considerations of the Arrangement.

Selected Pro-Forma Financial Information

The following table sets forth selected financial information for New PTQ and Copper after giving effect to the Arrangement, and based on the audited balance sheet of PTQ as of January 31, 2006.

	Pro Forma as at January 31, 2006
	PTQ	Copper
Current Assets	$8,740,156	$500,000
Investment in Shares of Copper	$500,000	Nil
Property, Plant & Equipment	$285,005	Nil
Mineral Properties	$2,389,769	Nil
Performance Bond – restricted cash	$892,242	Nil
Liabilities	$551,096	Nil
Shareholders’ Equity	$12,256,076	$500,000

Pro-forma Balance Sheets for New PTQ and Copper are attached at Schedule “A”.

GLOSSARY OF TERMS

In this Circular, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“Agreement” means the Arrangement Agreement dated April 21, 2006 made between PTQ and Copper.

“Arrangement” means the arrangement under the provisions of Section 288 of the Corporations Act, on the terms and conditions set forth in the Plan of Arrangement or any amendment or variation thereto made in accordance with section 6.1 of the Agreement.

“Business Day” means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Vancouver.

“Circular” means this management information circular.

“Copper” means Petaquilla Copper Ltd., a wholly-owned subsidiary of PTQ incorporated to facilitate the Arrangement.

“Copper Common Shares” means the common shares in the capital of Copper.

“Copper equivalent” means a method of presenting combined copper and gold concentrations or weights for comparison purposes.  Commonly involves expressing gold as its proportionate value in copper based on the relative value of the two metals.  When copper equivalent is used to express metal sold, the calculation is based on actual prices received.  When grades are expressed in copper equivalent, the relative recoveries of the two metals are also taken into account.

“Corporations Act” means the Business Corporations Act (British Columbia), S.B.C. 2002, c.57, as amended.

“Court” means the Supreme Court of British Columbia.

“Cutoff grade” means the deemed grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit calculations and below which material is considered waste.  May be either an external cutoff grade, which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation, or an internal cutoff grade, which refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates.

“Diamond drill” means a machine designed to rotate under pressure an annular diamond-studded cutting tool to produce a more or less continuous solid sample (drill core) of the material that is drilled.

“Effective Date” means the date on which the Order and all required documents are accepted for filing by the Registrar.

“Epithermal” means a term applied to those mineral deposits formed in and along fissures or other openings in rocks by deposition at shallow depths from ascending hot solutions.

“Indicated reserves or probable reserves” are terms, not compliant with NI 43-101, which are used in historical reports, and which mean reserves for which quantity and grade and/or quality are computed from information similar to that used for measured or proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for measured reserves, is high enough to assume continuity between points of observation.

“Measured reserves or proven reserves” are terms, not compliant with NI 43-101, which are used in historical reports, and which mean reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well established.

“Meeting” means the Annual and Special General Meeting of the holders of PTQ Common Shares to be held to consider, among other matters, the Arrangement, and any adjournment thereof.

“Mineral deposit, deposit or mineralized material” means a mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.

“Molybdenite” means the mineral MoS2, or molybdenum sulphide, which is the principal ore of molybdenum.

“NI 43-101” means National Instrument 43-101 “Standards of Disclosure for Mineral Projects”, effective December 30, 2005, and adopted by the Canadian Securities Administrators.

“New PTQ Common Share” means any one of the Common Shares which PTQ will be authorized to issue upon the Arrangement becoming effective and for which the PTQ Common Shares are, in part, to be exchanged under the Arrangement.

“New PTQ Preferred Shares” means the redeemable, retractable Series A voting Preferred Shares of PTQ which PTQ will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of PTQ Common Shares in exchange, in part, for such PTQ Common Shares, and having the terms and conditions set out in Schedule “B” to the Plan of Arrangement.

“Open pit mining” means the process of mining an ore body from the surface in progressively deeper steps.  Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

“Order” means the order of the Court approving the Arrangement pursuant to the Corporations Act.

“Ore” is a term used in historical reports and which means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“Ounces” means troy ounces.

“oz/tonne” means troy ounces per metric ton.

“Plan of Arrangement” means the plan of arrangement which is annexed as Appendix I to the Agreement and any amendment or variation thereto made in accordance with section 6.1 thereof.

“ppb” means parts per billion.

“ppm” means parts per million.

“Porphyry deposit” means a disseminated mineral deposit often closely associated with porphyritic intrusive rocks.

“PTQ Common Shares” mean the common shares without par value in the capital of PTQ.

“PTQ Options” mean the incentive share options of PTQ granted to employees, officers, consultants and directors prior to the date hereof.

“PTQ Warrants” means the warrants of PTQ whereby a holder thereof is entitled to purchase PTQ Common Shares outstanding prior to the date hereof.

“Registrar” means the Registrar of Companies under the Corporations Act.

“Stockwork” means a rock mass so interpenetrated by small veins of ore that the whole must be mined together.  Stockworks are distinguished from tabular or sheet deposits, i.e. veins or beds, which have a small thickness in comparison with their extension in the main plane of the deposit.

“Strike length” means the longest horizontal dimensions of a body or zone of mineralization.

“Stripping ratio” means the ratio of waste material to ore that is experienced in mining an ore body.

“Tonne” means a metric ton (2,204 pounds).

“TSX” means the Toronto Stock Exchange.

PETAQUILLA MINERALS LTD.

MANAGEMENT INFORMATION CIRCULAR

As at May 3, 2006
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Petaquilla Minerals Ltd. (“PTQ” or the “Company”), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:

The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)

in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b)

in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers or employees of PTQ at nominal cost.  The cost of this solicitation will be borne by PTQ.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the “Registered Shareholder”).  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of PTQ (the “Management Proxyholders”).

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of PTQ’s management.  A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:

(a)

STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)

BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C., V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company of Canada, Corporate Trust Department, or to the registered office of PTQ, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made.  IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting.  As of the date of this Information Circular, the management of PTQ knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.   Most shareholders of PTQ are “non-registered” shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to PTQ are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to PTQ are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, PTQ has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”).  This form is instead of a proxy.  By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder.  VIFs, whether provided by PTQ or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.

Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

PTQ is authorized to issue 100,000,000 Common Shares without par value (the “Common Shares”) and 20,000,000 preference shares without par value, of which 70,709,153 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held.  The directors of PTQ fixed May 2, 2006 as the record date for the determination of the shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of PTQ, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of PTQ.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a)

any director or executive officer of PTQ at any time since the commencement of PTQ’s last completed financial year;

(b)

any proposed nominee for election as a director of PTQ; and

(c)

any associate or affiliate of any of the foregoing persons.

ANNUAL MEETING BUSINESS

Appointment and Remuneration of Auditor

The management of PTQ will recommend to the Meeting to appoint Davidson & Company, Chartered Accountants, of 1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. V7Y 1G6, as auditor of PTQ to hold office until the close of the next Annual General Meeting of shareholders.  It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Davidson & Company was first appointed auditor of PTQ on July 15, 2003.

Election of Directors

The Board of Directors presently consists of five directors and it is intended to elect five directors of the Company for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of PTQ.  Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of PTQ or he becomes disqualified to act as a director.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  PTQ HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province and Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(1)	Term of service as a director of PTQ and First and Last Position in PTQ(2)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Michael Levy British Columbia, Canada	Executive Vice President of Custom House Global Foreign Exchange, 2000 to present; Financial analyst and commentator with CKNW/98 Radio and the Corus Radio Network, 1991 to present	Director, Apr. 16, 2004 to Present	163,416
Richard Fifer Cocle Province, Panama	President of Geoinfo, S.A., a Panamaniam company providing GIS (mapping) technology and solutions, 1994 to present; Chairman and President of CODEMIN (Panama State mining company) from Jan. 1997 to date; President’s Plenipotentiary Ambassador-at-large under the Ministry of Foreign Affairs Panama, Mar. 2002 to Sept. 2003; Governor of the Province of Cocle, Panama, Mar. 2002 to Sept. 2003	Director, March 1993 to November 1998, July 2002 to July 2003 and November 12, 2003 to date. CEO, December 14, 2004 to March 23, 2005	1,169,583
Marco Tejeira Panama Province, Panama	Senior Partner Grimaldo Tejeira, a Panamanian law firm, Jan. 1988 to present	Director, Apr. 25, 2005 to date	Nil
John Cook New South Wales, Australia	Stockbroker with Reynolds & Co. Pty. Ltd., 1989 to date	Director, Feb. 15, 2006 to date	Nil
Ralph Ansley New South Wales, Australia	Engineering Consultant to the mining industry	Nominee	Nil

(1)

Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(2)

For the purposes of disclosing positions held in PTQ, "PTQ" shall include PTQ and/or a parent or subsidiary thereof.

(3)

Securities beneficially owned by directors is based on information furnished to PTQ by the nominees.

PTQ has established a number of committees, the current members of which are as follows:

Audit	Compensation	Nominating and Corporate Governance
John Cook Michael Levy Marco Tejeira	Marco Tejeira John Cook	Marco Tejeira John Cook

Audit Committee Disclosure

PTQ is required to disclose certain information relating to its audit committee pursuant to Multilateral Instrument 52-109, Audit Committees.  Reference is made to PTQ’s Annual Report on Form 20-F, which may be found on SEDAR at www.sedar.com.

Statement of Executive Compensation

For the purposes of this Information Circular:

(a)

"Chief Executive Officer” or “CEO" means each individual who served as chief executive officer of PTQ or acted in a similar capacity during the most recently completed financial year;

(b)

"Chief Financial Officer" or “CFO” means each individual who served as chief financial officer of PTQ or acted in a similar capacity during the most recently completed financial year;

(c)

“long-term incentive plan” or “LTIP” means a plan providing compensation intended to motivate performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d)

“measurement period” means the period beginning at the “measurement point” which is established by the market close on the last trading day before the beginning of PTQ’s fifth preceding financial year, through and including the end of PTQ’s most recently completed financial year.  If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e)

"Named Executive Officers" or “NEOs” means the following individuals:

(i)

each CEO;

(ii)

each CFO;

(iii)

each of PTQ's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv)

any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of PTQ at the end of the most recently completed financial year end.

(f)

“normal retirement age” means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g)

“options” includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office.  An extension of an option or replacement grant is a grant of a new option.  Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of PTQ in respect of services to PTQ or a subsidiary of PTQ.

(h)

“plan” includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased.  It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i)

“replacement grant” means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j)

“repricing” of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR.  Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k)

“stock appreciation right” or “SAR” means a right, granted by PTQ or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

During the fiscal year ended January 31, 2006, set forth below (for the purposes of applicable securities legislation) are the Named Executive Officers.

(a)

Richard Fifer, Chief Executive Officer to March 23, 2005;

(b)

Michael Levy, President.  Although Mr. Levy has not been appointed as the Chief Executive Officer, he has acted in a similar capacity, and for the purposes of this analysis, is regarded as holding the position as the CEO since March 23, 2005.

(c)

Kenneth Morgan, Chief Financial Officer.

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers (in U.S. dollars).

NEO Name and Principal Position	Year [1]	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options granted (#)	Shares or Units subject to Resale Restrictions ($)	LTIP payouts ($)
Richard Fifer CEO	2006 2005 2004	$129,000 $24,800 [2] N/A	Nil Nil N/A	Nil Nil N/A	775,000 170,000 280,000	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A
Michael Levy President	2006 2005 2004	$21,600 Nil Nil	Nil Nil Nil	Nil Nil Nil	600,000 450,000 Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Kenneth Morgan CFO	2006 2005 2004	$105,777 $91,680 $34,833	Nil Nil Nil	Nil Nil Nil	888,000 Nil 450,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Notes:

1

February 1 to January 31.

2

An additional $12,756 was due and owing to Mr. Fifer as of January 31, 2005.

Options and SARs

The following table sets forth details of incentive stock options granted to each of the Named Executive Officers during the most recently completed financial year (February 1, 2005 to January 31, 2006) (the "Financial Period"):

NEO Name	Securities under Options/SARs granted(1) (#)	Percent of Total Options/SARs granted to Employees in Financial Period(2)	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Richard Fifer(3)	600,000 175,000	10.77% 3.14% 13.91%	$0.50 $0.385	$0.51 $0.43	July 11, 2010 Aug. 23, 2010
Michael Levy	600,000	10.77%	$0.50	$0.51	July 11, 2010
Kenneth Morgan	600,000 288,000	10.77% 5.17% 15.93%	$0.50 $0.385	$0.51 $0.43	July 11, 2010 Aug. 23, 2010

(1)

These options are subject to regulatory and shareholder approval.

(2)

Reflected as a percentage of the total number of options to purchase common shares granted (5,573,000) during the Financial Period.

(3)

Mr. Fifer ceased to be CEO of the Company on March 23, 2005.  The options indicated here were granted after that date.

The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period and the financial year-end value of unexercised options:

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options/SARs at Jan. 31, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money(2) Options/SARs at Jan. 31, 2006 ($) Exercisable/ Unexercisable
Richard Fifer	171,800	$41,232	544,866/433,334	$336,917/$234,000
Michael Levy	250,000	$185,000	366,666/433,334	$214,000/$234,000
Kenneth Morgan	440,800	$166,092	463,866/433,334	$286,092/$234,000

(1)

"Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

(2)

"In-the-money" means the excess of the market value of the common shares of PTQ on January 31, 2006 ($1.04) over the base price of the options.  In the case of Mr. Fifer, the base price is $0.23 with respect to 33,200 options, $0.42 with respect to 170,000 options, $0.50 with respect to 600,000 options and $0.385 with respect to 175,000 options.  In the case of Mr. Levy, the base price is $0.42 with respect to 200,000 options and $0.40 with respect to 600,000 options.  In the case of Mr. Morgan, the base price is $0.23 with respect to 9,200 options, $0.50 with respect to 600,000 options and $0.385 with respect to 288,000 options

Option and SAR Repricings

There was no downward re-pricing of incentive stock options with respect to any of the Named Executive Officers during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

PTQ and its subsidiaries do not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

PTQ has not entered into any employment contracts with any of this Named Executive Officers and has no plan or arrangement whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that Named Executive Officer’s resignation, retirement or other termination of employment, or in the event of a change of control of PTQ or a change in the Named Executive Officer’s responsibilities following such a change of control.

Composition of Compensation Committee

The Compensation Committee is comprised of two directors: Marco Tejeira and John Cook.

Report on Executive Compensation

The Compensation Committee meets as required.  The Committee reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of PTQ's human resources.  In addition, the Committee has the specific mandate to review and approve executive compensation.  In carrying out this mandate, the Committee assesses on an annual basis the performance of the President against established objectives and reviews performance reports submitted for other executive officers.

Compensation Philosophy and Process

The Compensation Committee reviews the compensation of the directors on an annual basis, taking into account such matters as time commitment, responsibility and compensation provided by comparable companies, and makes a recommendation to the Board for approval annually.

Chief Executive Officer Compensation

The Company has not appointed a Chief Executive Officer.  Michael Levy is the President of the Company and carries out many of the duties of a chief executive officer.  As of January 31, 2006, Mr Levy is paid at a per diem rate of $500.

In determining Mr. Levy’s per diem rate, the Compensation Committee reviewed industry surveys and public information relating to the compensation paid to chief executive officers of resource companies of equivalent sizes and levels of activity as those of PTQ, and the rate of pay of other executive officers of the Company.

Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on PTQ's common shares against the cumulative total shareholder return of the S&P/TSX Composite Index for the five-year period commencing January 31, 2001 and ending January 31, 2006.

PTQ did not pay any dividends during the subject period.

FIVE YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT
ASSUMING DIVIDENDS ARE REINVESTED

(January 31, 2001 – January 31, 2005)

The common shares of PTQ are posted and listed for trading on The Toronto Stock Exchange.

Compensation of Directors

During the Financial Period, no compensation was paid or is payable by PTQ to the directors of PTQ, other than the President (the “Other Directors”), or the directors of PTQ’s subsidiaries for their services:

(a)

in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b)

as consultants or experts

except as set forth below and as otherwise herein disclosed:

(i)

Marco Tejeira was paid a total of $79,925 for his services in his capacity as a director of the Company.

PTQ has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options.  During the Financial Period:

1.

the Other Directors were granted incentive stock options to purchase up to an aggregate of 1,025,000 common shares of PTQ exercisable for a term of five years from the date of grant at a price of $0.50 per share; and

2.

the Other Directors, as a group, exercised no incentive stock options.

Securities Authorized For Issuance Under Equity Compensation Plans

The only equity compensation plan which PTQ has in place is the Incentive Share Option Plan dated June 23, 1994 as amended July 24, 2002 (the “Plan”) which was previously approved by the shareholders on July 24, 2002.  The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in PTQ and thereby encourage their continuing association with PTQ.  The Plan is administered by the directors of PTQ, on the recommendations of the Compensation Committee.  The Plan provides that options will be issued to directors, officers, employees and consultants of PTQ or any of its associated, affiliated, controlled or subsidiary companies.  The Plan provides that the maximum number of common shares which may be reserved for issuance under the Plan shall not exceed 7,436,158.  This maximum number, when approved by the shareholders of the Company in 2002, represented approximately 22% of the then issued shares of the Company.  As of May 10, 2006, this number represents approximately 10.5% of the issued shares of the Company.

As of January 31, 2006, PTQ had issued options (the “Extra Options”) exceeding the maximum number available under the Plan.  These options are shown as “equity compensation plans not approved by securityholders” below.  The Extra Options were granted on the specific condition that they could not be exercised until such time as they had been approved by the disinterested shareholders of the Company.  PTQ is seeking shareholder approval to an amendment to the Plan (see “Adoption of Amended and Restated Stock Option Plan”), which will include the Extra Options.

The following table sets out equity compensation plan information as at the end of the financial year ended January 31, 2006.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,343,200	$0.5022	Nil
Equity compensation plans not approved by securityholders	3,688,000	$0.5398	Nil
Total		$0.5251	Nil

Subsequent to January 31, 2006, an additional 2,930,000 stock options were granted, subject to regulatory and shareholder approval.

Incentive Stock Options

Approval of Options Granted in excess of PTQ’s Stock Option Plan

The maximum number of PTQ Common Shares that may be issued and sold under the Plan is 7,436,158.  At the time of the approval of the Plan in 2002, such number represented approximately 22% of the then – issued shares.  Management of the Company, in the years following 2002, did not propose amendments to the Plan to increase the number of shares subject to options under the Plan, even though the Company issued a substantial number of shares from treasury.  As a result, at the present time, the number of shares approved for the granting of options under the Plan represents approximately 10.5% of the currently issued shares.

As at January 31, 2006, options had been granted pursuant to the Plan (net of options which were cancelled and expired) in respect of an aggregate of 7,436,158 PTQ Common Shares, of which 5,092,958 options had been exercised and 2,343,200 were outstanding.  During the fiscal year ended January 31, 2006, all of the shares available for the granting of options under the Plan were fully allocated, and thereafter there were no shares available for the granting of options under the Plan.

Notwithstanding that no shares were available under the Plan, management of the Company took the position that it was necessary to provide incentives in the form of stock options to secure the services of new officers, employees and consultants and to reward the loyalty of existing directors, officers, employees and consultants during a time when manpower shortages were becoming critical in the resource industries.  During the year-ended January 31, 2006, the Company granted options outside of the Plan in respect of an aggregate of 3,688,000 PTQ Common Shares, as follows:

Name of Optionee	Relationship to PTQ at Time of Grant	Date of Grant	No. of Shares	Exercise Price per Share	Expiry Date
Ken Morgan	Director	2005/Aug/23	288,000	$0.385	2010/Aug/23
Richard Fifer	Director	2005/Aug/23	175,000	$0.385	2011/Aug/23
Richard Fifer	Director	2005/July/11	600,000	$0.50	2010/July/11
Michael Levy	Director	2005/July/11	600,000	$0.50	2010/July/11
Ken Morgan	Director	2005/July/11	600,000	$0.50	2010/July/11
Marco Tejeira	Director	2005/July/11	400,000	$0.50	2010/July/11
John Purkis	Director	2005/July/11	300,000	$0.50	2010/July/11
Marco Tejeira	Director	2005/Apr/21	225,000	$0.50	2010/Apr/21
John Purkis	Director	2005/Apr/21	100,000	$0.50	2010/Apr/21
Thomas Byrne	Consultant	2005/Dec/31	200,000	$1.00	2010/Dec/31
Ben Suringar	Employee	2005/Dec/31	200,000	$1.00	2010/Dec/31
			3,688,000

Subsequent to January 31, 2006, the Company granted additional options outside the Plan in respect of a further 2,930,000 PTQ Common Shares in the aggregate, as follows:

Name of Optionee	Relationship to PTQ at Time of Grant	Date of Grant	No. of Shares	Exercise Price per Share	Expiry Date
Richard Fifer	Director	2006/Feb/01	1,300,000	$1.05	2011/Feb/01
Michael Levy	Director	2006/Feb/01	300,000	$1.05	2011/Feb/01
Ken Morgan	Director	2006/Feb/01	175,000	$1.05	2011/Feb/01
Robert Boyd	Employee	2006/Feb/01	150,000	$1.05	2011/Feb/01
Gold Dragon Capital Mgmt.	Advisor	2006/Feb/01	150,000	$1.05	2011/Feb/01
Eligio Salas	Advisor	2006/Feb/01	150,000	$1.05	2011/Feb/01
Marco Tejeira	Director	2006/Feb/01	150,000	$1.05	2011/Feb/01
Bhagwan Vishindas	Advisor	2006/Feb/01	150,000	$1.05	2011/Feb/01
John Cook	Advisor	2006/Feb/01	100,000	$1.05	2011/Feb/01
Patrick Gorman	Advisor	2006/Feb/01	100,000	$1.05	2011/Feb/01
Graham Scott	Officer	2006/Feb/01	100,000	$1.05	2011/Feb/01
Janet Francis	Employee	2006/Feb/01	25,000	$1.05	2011/Feb/01
Lucas Gonzalez	Employee	2006/Feb/01	25,000	$1.05	2011/Feb/01
Michele Merchan	Employee	2006/Feb/01	25,000	$1.05	2011/Feb/01
Leonor Gonzalez	Employee	2006/Feb/01	10,000	$1.05	2011/Feb/01
Maricruz Obaldia	Employee	2006/Feb/01	10,000	$1.05	2011/Feb/01
Edith Rodriguez	Employee	2006/Feb/01	10,000	$1.05	2011/Feb/01
			2,930,000

These options granted outside of the Plan were made subject to regulatory and shareholder approval.  The 6,618,000 options granted outside the Plan are referred to herein as the “Extra Options”.  The Extra Options were granted on the express condition that they could not be exercised unless and until the Extra Options had been approved by the disinterested shareholders of the Company.

At the Meeting, Shareholders will be asked to consider and, if thought fit, approve the Stock Option Grant Resolution, the full text of which is attached hereto in Schedule “D”, approving the grant of the Extra Options.  Approval of the Stock Option Grant Resolution will be obtained if a majority of the votes cast are in favour.

INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE EXTRA OPTIONS, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION.  THE APPROVAL OF A MAJORITY OF DISINTERESTED SHAREHOLDERS OF THE COMPANY IS THEREFORE SOUGHT.

Adoption of Amended and Restated Stock Option Plan

On May 10, 2006, the directors of PTQ approved the adoption of an Amended and Restated Stock Option Plan (the “Amended Plan”), subject to shareholder and regulatory approval. The Amended Plan increases the cumulative maximum number of PTQ Common Shares that may be issued and sold under the Stock Option Plan to 10,000,000.  This number represents approximately 14.2% of the currently issued shares and includes the Extra Options.  The proposed new number will also allow for the granting of options to new directors, officers and employees.

The Board of Directors believes that the adoption of the Amended Plan is desirable since it will serve to promote the interests of PTQ and its shareholders by strengthening PTQ’s ability to attract persons of experience and ability to serve as directors, officers or employees of or consultants to PTQ, and to encourage existing and future directors, officers, employees and consultants to promote the affairs of PTQ.

Adoption of the Amended Plan is subject to the prior approval of the TSX.

Following the approval of the Amended Plan, all outstanding incentive stock options will be deemed to have been made under the Amended Plan.

At the Meeting, Shareholders will be asked to consider and, if thought fit, approve the Stock Option Plan Resolution, the full text of which is attached hereto in Schedule “E”, approving the Amended Plan. Approval of the Stock Option Plan Resolution will be obtained if a majority of the votes cast are in favour.

INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE AMENDED PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION.  THE APPROVAL OF A MAJORITY OF DISINTERESTED SHAREHOLDERS OF THE COMPANY IS THEREFORE SOUGHT.

If the Plan of Arrangement is approved by the shareholders, the Amended Plan will terminate on the Effective Date of the Plan of Arrangement, and will be replaced by Stock Option Plans of each of PTQ and Copper.

Shareholder Rights Plan

Pursuant to a shareholder rights plan agreement made between Computershare Investor Services Inc. (the “Rights Agent”) and PTQ dated as of March 7, 2006, the Board of Directors of PTQ unanimously adopted the Shareholder Rights Plan. The full text of the agreement containing the Shareholder Rights Plan is available to Shareholders upon request from PTQ and will be available for inspection at the registered and records office of the PTQ at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 6, 2006 being the date of the Meeting, and at the Meeting.

The Shareholder Rights Plan has been submitted to the TSX and remains subject to TSX approval.

Purpose of the Shareholder Rights Plan

The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to a change in control of PTQ.  It is not intended to deter take-over bids.  Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain.  After the acquisition of effective control, the opportunity for this one-time gain normally does not reoccur.  As with most public companies, control of PTQ can probably be secured through the ownership of much less than 50% of the shares.  Without a shareholder rights plan, it would be possible for a bidder to acquire effective control, over a relatively short period of time, through open market and private purchases, using various techniques permitted under the securities legislation in Canada, without making a bid available to all shareholders.  Such acquisition of control would probably be an effective deterrent to other potential offerors.  The person acquiring control would probably, over a period of time, be able to consolidate and increase its control without the price for control ever being tested through an open market auction.  Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

A public offer will not necessarily achieve all of the objectives of ensuring the maximum value to shareholders.  A take-over bid can be completed in a time period as short as 35 days.  This is too short a time period to ensure that the directors can develop other competing alternatives.  The Shareholder Rights Plan is intended to provide time to shareholders to properly assess any take-over bid and to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

Summary of the Shareholder Rights Plan

The following is a summary of the terms of the Shareholder Rights Plan.

General

The rights have been issued pursuant to a shareholder rights plan agreement dated and effective March 7, 2006, between PTQ and the Rights Agent.  Each right will entitle the holder to purchase from PTQ one Common Share at the exercise price of C$30 per share, subject to adjustments, at any time after the separation time (defined below).  However, if a flip-in event (defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, Common Shares having a market value equal to two-times the exercise price. The rights are non-exercisable until the separation time.

Trading of Rights

Until the separation time, the rights will be evidenced by the outstanding certificates for Common Shares and the rights will be transferred with, and only with, the Common Shares.  As soon as practicable following the separation time, separate certificates evidencing the rights will be mailed to holders of record of Common Shares as of the close of business at the separation time and the separate rights certificates will thereafter evidence the rights.

Separation Time and Acquiring Person

The rights will separate and trade apart from the Common Shares and become exercisable at the separation time.  "Separation time" generally means the close of business on the 10th trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing bid, but under certain circumstances can mean the eighth trading day after a person becomes an "acquiring person" by acquiring 20% or more of the voting shares of any class.

Flip-in Event

A "flip-in event" will, in general terms, occur when a person becomes an acquiring person.  Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of Common Shares having a market value equal to two-times the exercise price.  However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void.  The term "beneficial ownership" is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert.  There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan.  In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a)

It is made to all holders of voting shares of PTQ of a particular class and for all those voting shares.

(b)

No voting shares can be taken up and paid for before the close of business on the “Permitted Bid Expiry Date”, as described below, and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

(c)

Voting shares may be tendered at any time until the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

(d)

If the condition described in (b) above is met, there will be a public announcement and the take-over bid will be open for a further period of 10 business days.

The Shareholder Rights Plan contains provisions designed to ensure that, if considered appropriate, the time for tendering to two or more competing permitted bids will occur on the same date.

Permitted Bid Expiry Date

The Permitted Bid provisions require that for a Take-Over to be a Permitted Bid it must be left open until the Permitted Bid Expiry Date.  The “Permitted Bid Expiry Date” means 60 days following the date of the Take-Over Bid.

Exchange Option

Under certain circumstances, the board of directors of PTQ can, on exercise of a right and payment of the exercise price, issue other securities or assets of PTQ in lieu of Common Shares.  The board of directors of PTQ can also determine to issue in exchange for the rights, but without payment of the exercise price, Common Shares having a value equal to the exercise price or other securities or assets of PTQ having the same value.

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that PTQ takes certain actions involving PTQ’s share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a flip-in event, the board of directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

Waiver

The board of directors may waive the application of the Shareholder Rights Plan to any flip-in event if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 10 days after the determination by the board of directors, reduced its beneficial ownership of shares such that it is no longer an acquiring person.  The board of directors may also, until a flip-in event has occurred, waive the application of the Shareholder Rights Plan to any particular flip-in event, but in that event, the board of directors shall be deemed to have waived the application of the Shareholder Rights Plan to any other flip-in event which may arise under any take-over bid then in effect.

Amendments

The board of directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price.  Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to the shareholders of PTQ or, after the separation time, to the holders of the rights for confirmation.

Other amendments can only be made with the approval of the shareholders of PTQ or, after the separation time, the holders of the rights.  Any supplements or amendments to the Shareholder Rights Plan require the prior written consent of the Toronto Stock Exchange.

Term

The Shareholder Rights Plan has a term of 10 years; however, it is subject to ratification at the Meeting, and also at each of the shareholder meetings following the third and sixth anniversaries of the effective date of the Shareholder Rights Plan.  If the Shareholder Rights Plan is not so ratified at any meeting, the Shareholder Rights Plan shall terminate forthwith.

Approval

At the Meeting, the shareholders will be asked to consider and, if thought fit, approve the Shareholder Rights Plan Resolution, the full text of which is attached hereto in Schedule “F”, approving the Shareholder Rights Plan.  Approval of the Shareholder Rights Plan will be obtained if a majority of the votes cast are in favour.  The Shareholder Rights Plan Agreement provides that it will terminate unless it is confirmed by the shareholders.

The directors of PTQ believe that the approval of the Shareholder Rights Plan is desirable since it will serve to promote the interests of PTQ and its shareholders by strengthening PTQ’s ability to respond to take-over bids and permit the shareholders of PTQ time to evaluate and respond to such bids.

Increase of Authorized Capital

PTQ proposes to alter its Notice of Articles to increase its authorized capital from 100,000,000 common shares without par value and 20,000,000 preference shares without par value to an unlimited number of common shares without par value and an unlimited number of preference shares without par value.  The directors believe that limiting the authorized capital has no practical benefit to the Company and may delay and add cost to future capital raising activities of the Company.

Approval

At the Meeting, the shareholders will be asked to consider and, if thought fit, approve the PTQ Authorized Capital Resolution, the full text of which is attached hereto in Schedule “G”, approving the increase of PTQ’s authorized capital to an unlimited number of common shares and an unlimited number of preference shares.  Approval of the PTQ Authorized Capital Resolution will be obtained if not less than two-thirds of the votes cast are in favour.

SPECIAL MEETING BUSINESS

The Arrangement

General

PTQ is proposing to reorganize into two publicly traded companies:

Petaquilla Minerals Ltd., a gold mining, exploration and development company; and

Petaquilla Copper Ltd., a copper mining, exploration and development company.

The reorganization will be effected by Plan of Arrangement under Section 288 of the Corporations Act. As a result of implementation of the Plan of Arrangement, shareholders of PTQ will ultimately hold one New PTQ Common Share and one Copper Common Share, for each one PTQ Common Share held on the Effective Date.  The Plan of Arrangement is viewed by the Board of Directors of the Company as a key step in the development of the Company’s Panamanian assets.

The Board of Directors of the Company believes that the creation of two separate public companies dedicated to the pursuit of their respective businesses will focus the efforts of each company and provide PTQ shareholders with additional investment choices and enhanced flexibility.

The Company has entered into a Memorandum of Understanding (“MOU”) with an integrated non-ferrous metals metallurgical and chemical engineering company based in China (the “Proposed Chinese Partner”).  The MOU contemplates the involvement of the Proposed Chinese Partner only in PTQ’s copper assets, and not in its gold assets.  One of the results of the Arrangement will be to facilitate and simplify such focused involvement.  Specifically, the Proposed Chinese Partner will make an equity investment, presently contemplated to be approximately $20,000,000, in Copper following the completion of the Arrangement.  The MOU is a statement of intent only, and does not create any legal obligations between the parties.

The Company is also negotiating with several brokerage houses for the financing of both PTQ and Copper following the completion of the Arrangement.

The initial boards of directors of each company will remain the substantially the same and PTQ will agree to provide administrative assistance on an as-needed basis, for a fee, to Copper pursuant to a management agreement.

Holders of Warrants will be entitled to acquire in exchange for one warrant and payment of the exercise price, one New PTQ Common Share and one Copper Common Share.  Holders of PTQ share options will have an entitlement to acquire shares of PTQ and/or Copper at exercise prices and in such numbers as have been agreed between the individual optionees, PTQ and Copper, in a way which reflects the continued involvement of each individual with one or both of PTQ and Copper.

Petaquilla Minerals Ltd.

PTQ was incorporated under the Company Act (British Columbia) on October 10, 1985, with the name “Adrian Resources Ltd.”.  It changed its name to “Petaquilla Minerals Ltd. on October 12, 2004.  PTQ is listed on the TSX under the trading symbol “PTQ” and on the Frankfurt exchange under the trading symbol “P7Z”. PTQ is a reporting issuer in British Columbia and Ontario and it files its annual information forms, annual and interim financial statements, management’s discussion & analysis and other continuous disclosure documents with the securities commissions or similar regulatory authorities in each such province. These public disclosure documents are available on the SEDAR website:  www.sedar.com.  For a description of the business to be carried on by PTQ following the completion of the Reorganization and Arrangement, see Schedule “M”.

Petaquilla Copper Ltd.

Copper was incorporated under the Corporations Act on March 15, 2006 in order to take part in the Arrangement. Prior to giving effect to the Arrangement, Copper had no operations. For a description of the business to be carried on by Copper following the completion of the Arrangement, see Schedule “N”.

Background to the Arrangement

The Company had been contemplating the separation of the Company’s assets into two distinct companies for some time prior to late 2005, the time of the execution of the MOU with the Proposed Chinese Partner.  The Molejon Gold Project is an advanced stage, relatively small, gold project which is in the advanced development and pre-production phase, whereas the Petaquilla Copper Project is one of the largest undeveloped porphyry copper properties in the world.  The Petaquilla Copper Project was extensively explored in the early to mid-1990’s, and was the subject of a feasibility study in 1998.  The depressed market price for copper in the subsequent years led to a termination of all development activities on the property.  Since 2003, the market price for copper has been increasing, and currently is at an all-time record high.  The Board of Directors of the Company is of the view that this is the appropriate time to separate the Company’s gold business, which will likely achieve commercial production in less than a year, from the Company’s copper business, which is currently in the process of a revision to the 1998 feasibility study.  The business focus of the two companies will be quite different, and will require different skill-sets.  The Arrangement will facilitate such a strategy.  PTQ will own 20% of the issued shares of Copper immediately following the completion of the Arrangement, and will have the right to participate on a pro rata basis in all private placements of Copper.

Recommendation of Board of Directors

The Board of Directors of PTQ has reviewed the terms and conditions of the Arrangement and has unanimously concluded that the terms and conditions of the Arrangement are fair and reasonable to, and are in the best interests of, PTQ and the Shareholders.

In arriving at their recommendation, the Board of Directors considered, among other matters:

(a)

the conclusions of management of PTQ with respect to the prospects of an increase in shareholder value;

(b)

the terms of the Arrangement, which will result in Shareholders continuing to own immediately after the Arrangement no less than their current proportionate voting and equity interest in all of the assets currently held by PTQ through their ownership of shares of both PTQ and Copper; and

(c)

the procedures by which the Arrangement will be approved, including the two-thirds majority approval required by Shareholders at the Meeting, and the requirement of Court approval.

Accordingly, the Board of Directors unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution and all other matters proposed by management to be considered at the Meeting to bring the Arrangement into effect.

Details of the Arrangement

On or prior to the Effective Date, the following shall occur and be deemed to occur in the following order without further act or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(a)

Copper shall issue to PTQ such number of Copper Common Shares as will equal 20% of the number of issued shares of Copper on the Effective Date;

(b)

The Notice of Articles of PTQ will be amended to authorize PTQ to issue:

(i)

an unlimited number of PTQ Common Shares;

(ii)

an unlimited number of New PTQ Common Shares; and

(iii)

an unlimited number of New PTQ Preferred Shares;

(c)

The Notice of Articles of Copper will be amended to authorize Copper to issue:

(i)

an unlimited number of Copper Common Shares; and

(ii)

an unlimited number of Copper Preferred Shares;

(d)

The articles of PTQ will be amended by adding the special rights and restrictions attached to the New PTQ Preferred Shares set out in Appendix B to the Schedule “K” hereto;

(e)

Each issued and outstanding PTQ Common Share (other than any such shares in respect of which the holder has exercised the Dissent Rights) shall be exchanged for one New PTQ Common Share and one New PTQ Preferred Share.  Each PTQ Common Shareholder shall cease to be a holder of the PTQ Common Shares so exchanged and shall become the holder of the number of New PTQ Common Shares and New PTQ Preferred Shares issued to such PTQ Common Shareholder.  The name of such PTQ Common Shareholder shall be removed from the register of members of the PTQ Common Shares with respect to the PTQ Common Shares so exchanged and shall be added to the registers of members of New PTQ Common Shares and New PTQ Preferred Shares as the holder of the number of New PTQ Common Shares and New PTQ Preferred Shares, respectively, so issued to such PTQ Common Shareholder;

(f)

One share certificate representing the New PTQ Preferred Shares issued pursuant to  above will be issued to and held by the Depository for the benefit of PTQ Common Shareholders;

(g)

The PTQ Common Shares exchanged for New PTQ Common Shares and New PTQ Preferred Shares pursuant to section  shall be cancelled;

(h)

PTQ will transfer the Transferred Assets to Copper in consideration for Copper issuing to PTQ that number of Copper Preferred Shares having an aggregate redemption and retraction price and fair market value equal to the Net Fair Market Value of the Transferred Asses at the time of the transfer;

(i)

Each (former) PTQ Common Shareholder will, through the Depository, sell and transfer all of his, her or its New PTQ Preferred Shares to Copper for consideration consisting solely of one Copper Common Share for each New PTQ Preferred Share so transferred.  In connection with such sale and transfer each holder of New PTQ Preferred Shares to sold and transferred shall cease to be the holder of the New PTQ Preferred Shares so sold and transferred and shall become the holder of the number of Copper Common Shares issued to such holder.  The name of such holder shall be removed from the register of members of New PTQ Preferred Shares with respect to the New PTQ Preferred Shares so sold and transferred and shall be added to the register of members of Copper as the holder of the number of Copper Common Shares so issued to such holder, and Copper shall be and shall be deemed to be the transferee of the New PTQ Preferred Shares so transferred and the name of Copper shall be entered in the register of members of New PTQ Preferred Shares so sold and transferred to Copper;

(j)

The Depository will deliver to Copper the share certificate representing the New PTQ Preferred Shares sold and transferred to Copper pursuant to section  above.  Copper will deliver to the Depository, for the benefit of all (former) holders of New PTQ Preferred Shares, one share certificate registered in the name of the Depository representing the number of Copper Common Shares issued as consideration for the New PTQ Preferred Shares so sold and transferred to Copper;

(k)

Immediately following the transfer of the New PTQ Preferred Shares to Copper referred to in sections  and  above, Copper will redeem for cancellation all of the Copper Preferred Shares issued to PTQ for an amount equal to the aggregate redemption price of such Copper Preferred Shares and as consideration therefore will issue to PTQ the Copper Note in the principal amount equal to such redemption price, in full and absolute payment, satisfaction and discharge for such redemption price;

(l)

PTQ will redeem for cancellation all of the New PTQ Preferred Shares transferred to Copper under section  above for an amount equal to the aggregate New PTQ Series A Redemption Amount thereof, and as consideration therefore will issue to Copper the PTQ Note in the principal amount equal to such New PTQ Series A Redemption Amount in full and absolute payment, satisfaction and discharge of such New PTQ Series A Redemption Amount;

(m)

PTQ will pay the principal amount of the PTQ Note by transferring to Copper the Copper Note which will be accepted by Copper as full payment, satisfaction and discharge of PTQ’s obligation under the PTQ Note and simultaneously Copper will pay the principal amount of the Copper Note by transferring to PTQ the PTQ Note which will be accepted by PTQ in full and absolute payment, satisfaction and discharge of Copper’s obligation under the Copper Note. The Copper Note and the PTQ Note will both thereupon be cancelled;

(n)

The Notice of Articles of PTQ will be altered by canceling the New PTQ Preferred Shares and the PTQ Common Shares from the share capital which PTQ is authorized to issue and to rename the New PTQ Common Shares as Common Shares; and

(o)

Such Altered Notice of Articles shall be filed with the Registrar.

Arrangement Agreement

PTQ and Copper have entered into the Arrangement Agreement for the purposes of carrying out the Plan of Arrangement and consummating the transactions contemplated by the Plan of Arrangement. The Arrangement Agreement contains covenants, conditions and termination provisions by which the parties to the Arrangement Agreement are bound. The parties to the Arrangement Agreement have also made certain representations and warranties to each other and have agreed to certain other terms and conditions which are standard in a transaction of the nature embodied by the Arrangement. In addition, the Arrangement Agreement provides that it may be amended in a manner not materially prejudicial to the shareholders of PTQ by written agreement of the parties to the Arrangement Agreement before or after the Meeting without further notice to, or the approval of, the Shareholders. The full text of the Arrangement Agreement is attached as Schedule “K” to this Circular and the Plan of Arrangement is attached as Appendix I to the Arrangement Agreement.

Approvals Necessary for the Arrangement

Shareholder Approval

In order for the Arrangement to become effective, the Arrangement Resolution must be passed, with or without variation, by two-thirds of the votes of Shareholders voting at the Meeting. The full text of the Arrangement Resolution is set forth in Schedule “L” to this Circular.

Court Approval

A statutory arrangement under the Corporations Act requires Court approval.

The hearing in respect of the Court Order is scheduled to take place at 10:00 a.m. (Vancouver time) on June 19, 2006 at British Columbia Supreme Court, Vancouver, British Columbia, subject to the approval of the Shareholders of PTQ of the Arrangement. Any Shareholder of PTQ has the right to appear at such hearing and present evidence or argument, subject to the rules of the Court.

The authority of the Court is very broad under the Corporations Act. PTQ has been advised by its counsel that the Court may make any inquiry it considers appropriate and may make any order it considers appropriate with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness to the Shareholders of the Arrangement in its entirety. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court considers fit.

Regulatory Approval

Implementation of the Arrangement is conditional upon the approval of the TSX, the conditional acceptance for the listing on the TSX of the Copper Common Shares and the approval of the TSX of the listing thereon of the New PTQ Common Shares to be issued in connection with the Arrangement. The listing of the Copper Common Shares on the TSX will be subject to Copper meeting the TSX’s original listing requirements. There can be no assurance that the necessary discretionary orders or exemptions will be granted by the applicable regulatory authorities or that the Copper Common Shares will be listed on any stock exchange.

Consequences If Approvals Not Obtained

In the event that the Arrangement is not approved by the Shareholders of PTQ or the Court in the manner described above, the Arrangement will not be completed.

Conditions to the Arrangement Becoming Effective

In addition to Shareholder, Court and regulatory approval, the Arrangement Agreement provides that the implementation of the Arrangement is subject to the satisfaction of various conditions on or prior to the Effective Date, certain of which are summarized below:

(a)

no action shall have been instituted and be continuing for an injunction to restrain, a declaratory judgment in respect of or damages on account of or relating to the Arrangement and no cease trading or similar order with respect to any securities of PTQ or Copper shall have been issued and remain outstanding;

(b)

the orders and rulings, if any, from the British Columbia Securities Commission and securities regulatory authorities in each of the Provinces of Canada to permit the securities to be issued pursuant to the Arrangement to be freely tradable in each of the Provinces of Canada shall have been obtained, each such order and ruling being in form and substance acceptable to PTQ;

(c)

all material regulatory requirements shall have been complied with and all other material consents, agreements, orders and approvals, including regulatory and judicial approvals and orders, necessary for the completion of the transactions provided for in the Arrangement Agreement or contemplated by this Information Circular shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(d)

none of the consents, orders, regulations or approvals contemplated in the Arrangement Agreement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by PTQ or Copper acting reasonably;

(e)

PTQ and Copper shall, if reasonably necessary, have entered into one or more supplemental warrant agreements in connection with the treatment of any PTQ Warrants outstanding; and

(f)

The Arrangement Agreement shall not have been terminated.

Management of PTQ believes that all material consents, orders, rulings, approvals and assurances required for the completion of the Arrangement will be obtained prior to the Effective Date in the normal course upon application therefor, however, there can be no assurance that all of the conditions to the Arrangement will be fulfilled prior to the Effective Date.

Notwithstanding the fulfillment, or waiver, of the foregoing and other conditions, the Board of Directors may decide at any time before or after the Meeting and prior to the Effective Date not to proceed with the Arrangement, in which event the Arrangement Agreement will be terminated without any further action on the part of the Shareholders or the Court. The Board of Directors considers it appropriate to retain the flexibility not to proceed with the Arrangement should some event occur prior to the Arrangement becoming effective which in the opinion of the Board of Directors makes it inappropriate to complete the Arrangement. The Arrangement Resolution to be considered and passed by the Shareholders at the Meeting authorizes such action by the Board of Directors.

Dissent Rights

Under the Plan of Arrangement, a Shareholder has been granted and is therefore entitled to dissent and be paid for its PTQ Common Shares if the Shareholder objects to the Arrangement Resolution, and the Arrangement Resolution and the Arrangement become effective.

A Shareholder may dissent only with respect to all of the PTQ Common Shares held by the Shareholder on behalf of any one beneficial owner and registered in the Shareholder's name. However, a Shareholder is not entitled to dissent on the Arrangement with respect to any PTQ Common Shares beneficially owned if the Shareholder votes PTQ Common Shares it beneficially owns in favour of the Arrangement Resolution.

In order to dissent, a Shareholder must follow the dissent provisions of sections 237 and following as contained in Division 2 of Part 8 of the Corporations Act which are enclosed as Schedule “B” to this Circular, and cause PTQ to receive on or before 4:00 p.m. Pacific Time on June 1, 2006, a written notice of dissent (the "Dissent Notice") objecting to the Arrangement Resolution. The Dissent Notice must be sent to the registered office of PTQ:  Suite 1040 – 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2. A vote against the Arrangement Resolution or an abstention does not constitute such a Dissent Notice, but a Shareholder need not vote its PTQ Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a Proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice, but any such proxy granted by a Shareholder who intends to dissent should be validly revoked (See "Revocation of Proxy") in order to prevent the proxyholder from voting such PTQ Common Shares in favour of the Arrangement Resolution and thereby disentitling the Shareholder from its right to dissent.

A Shareholder wishing to exercise dissenting rights will be required to follow strictly the dissent provisions of sections 237 and following of the Business Corporations Act. Failure to comply may result in a loss of the right to dissent. A Dissenting Shareholder may also lose the right to dissent in certain other circumstances as provided for in Schedule “B” and is advised to consult a lawyer prior to proceeding.

If the Arrangement Resolution is adopted by the Shareholders, PTQ must notify the Dissenting Shareholder of PTQ's intention to act upon the Arrangement Resolution. PTQ’s notification to the Dissenting Shareholders must be sent promptly after the date PTQ forms the intention to proceed with the Arrangement Resolution. Each Dissenting Shareholder is then required within one month after the date of the foregoing notice to it of PTQ’s intention to proceed, to send to PTQ or the Transfer Agent a written statement requiring PTQ to purchase all of the PTQ Common Shares in respect of which it gave notice of dissent, together with the share certificate or certificates representing such shares, whereupon the Dissenting Shareholder is bound to sell and PTQ is bound to purchase such shares. Unless the Court orders otherwise, if a Dissenting Shareholder fails to provide the foregoing notice within the stated 30 day period, it will lose any rights it had to dissent. The amount to be paid by PTQ for the foregoing shares shall be an amount equal to the fair value that the shares had immediately before the Arrangement Resolution was passed.

A Dissenting Shareholder who has complied with the aforementioned provisions of sections 237 and following of the Corporations Act, or PTQ, may apply to the Court for an order fixing the price and terms of the purchase and sale or ordering that they be determined by arbitration or by reference to the registrar or a referee of the Court. In addition, the Court may make such consequential orders or directions as it considers appropriate.

The foregoing is a summary only and is qualified in its entirety by the full text of sections 237 and following of the Corporations Act annexed hereto as Schedule “B”. Any Shareholder desiring to exercise a right to dissent should seek legal advice since failure to comply with the provisions of that section may prejudice that right. The right of a Shareholder to dissent is not exclusive of any other rights available to shareholders generally, such as rights in respect of corporate directors’ duties of good faith and care under the Corporations Act or otherwise.

Effective Date

Upon receipt of the Shareholder, Court and regulatory approvals, and satisfaction of all other conditions set forth in the Arrangement Agreement, the Board of Directors intends file with the Registrar any records and information the Registrar requires, together with a copy of the Order of the Court. If the Order approving the Arrangement is granted on June 19, 2006, it is expected that the Effective Date will be on or about June 23, 2006.

PTQ will announce the Effective Date through the media following receipt of the Order.

Distribution of Share Certificates

Upon the Arrangement becoming effective, certificates representing PTQ Common Shares will be deemed to represent New PTQ Common Shares.

Certificates representing Copper Common Shares will be mailed as soon as practicable following the Effective Date to those persons whose names appear in the register of holders of PTQ Common Shares at the close of business on the Effective Date.

Stock Exchange Listings

PTQ’s Common Shares are currently listed and traded on the TSX and the Frankfurt Exchange. Application will be made to list the Copper Common Shares issued pursuant to the Arrangement on the TSX and to continue the listing of PTQ Common Shares on the TSX and the Frankfurt Exchange.

Effect of Arrangement on Outstanding Warrants and Options

Under the Arrangement, holders of Warrants or other rights to acquire PTQ Common Shares outstanding on the Record Date that have not been exercised or converted prior to the Effective Date, will be entitled to rights to acquire New PTQ Common Shares and Copper Common Shares as follows:

Warrants

After the Effective Date, pursuant to the anti-dilution provisions contained in the certificates representing the PTQ Warrants each whole PTQ Warrant outstanding on the Arrangement Record Date will entitle the holder thereof to receive, upon exercise on or after the Effective Date, one New PTQ Common Share and one Copper Common Share at an aggregate exercise price equal to the exercise price provided for in the certificate representing such PTQ Warrant, adjusted to reflect, in the case of the exercise price of a PTQ Warrant, 50% of that original exercise price, and in the case of the exercise price for a Copper Common Share, 50% of that original exercise price, subject to the terms and conditions contained in such certificate.  Holders of PTQ Warrants will not be permitted to exercise PTQ Warrants to purchase either PTQ Common Shares or Copper Common Shares separately from each other.  From the Effective Date, certificates representing PTQ Warrants which are outstanding on the Arrangement Record Date will represent rights to purchase the same number of New PTQ Common Shares as represented by the certificate and an identical number of Copper Common Shares.  Neither PTQ nor Copper will issue new warrant certificates representing such rights.

Stock Options

After the Effective Date, the current holders of PTQ Options will have an entitlement to acquire shares of PTQ and/or Copper at exercise prices and in such numbers as have been agreed between the individual optionees, PTQ and Copper, in a way which reflects the continued involvement of each individual with one or both of PTQ and Copper.  As such, the PTQ Options are treated differently from PTQ Warrants, and are structured in such a way as to directly relate the incentive given to an individual with the involvement of that individual in the on-going business of PTQ and/or Copper, as the case may be.  Each of the current holders of PTQ Options has agreed to an amendment of his or her stock option agreement.

If the shareholders approve the Arrangement, the shareholders of PTQ will be requested to approve new stock option plans for each of PTQ and Copper.  Under each proposed plan, the number of shares available for the granting of options will be that number of shares which approximately equals 12% of the number of issued shares of each company on the Effective Date.  If each of PTQ and Copper conduct equity financings following the Effective Date in the amounts currently contemplated, it is anticipated that the fixed number of shares available for the granting of stock options in each company will equal less than 10% of the number of then-issued shares.

Fees and Expenses

All costs relating to the Arrangement, including technical, accounting and legal fees, will be borne by PTQ.

Securities Laws Considerations

The issue of New PTQ Common Shares and Copper Common Shares, including the issuance of PTQ Common Shares and Copper Common Shares pursuant to the exercise of the PTQ Warrants, will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable provincial securities legislation, or where required, exemption orders or rulings from various securities commissions and regulatory authorities in the provinces of Canada in which Shareholders are resident.

Resales of PTQ Common Shares and Copper Common Shares will be subject to resale restrictions where the sale is made from the holdings of a person, company or combination of persons or companies holding a sufficient number of PTQ Common Shares or Copper Common Shares, as the case may be, to materially affect the control of PTQ or Copper respectively, in certain jurisdictions, or where the PTQ Common Shares or Copper Common Shares were purchased pursuant to certain exemptions from the registration and prospectus requirements.

Holders of PTQ Common Share and Copper Common Shares should seek legal advice prior to any resale of such securities to ensure that such resale is in compliance with the requirements of applicable securities laws.

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations arising from the Arrangement generally applicable to holders of PTQ Common Shares.  This summary is based on the current provisions of the Income Tax Act (the “ITA), the regulations thereunder, all specific proposals to amend the ITA or the regulations publicly announced by the Minister of Finance prior to the date hereof, and PTQ’s understanding of the current administrative practices of Canada Customs and Revenue Agency.  The Company has not sought an Advance Tax Ruling from Canada Customs and Revenue Agency regarding the income tax considerations discussed below.

The summary is not exhaustive of all Canadian federal income tax considerations.  Other than publicly announced proposals to amend the ITA or the regulations, this summary does not take into account or anticipate changes to the ITA or the administrative practices of Canada Customs and Revenue Agency, nor does this summary take into account or anticipate provincial, territorial or foreign tax considerations.

This summary is of a general nature only, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular person.  Therefore, holders of PTQ Common Shares should consult their own tax advisors with respect to their own circumstances.  In particular, holders of PTQ Common Shares who are not resident in Canada should consult their own advisors with respect to the treatment of the Arrangement under the tax laws of the jurisdictions in which they reside.

Shareholders Resident In Canada

The following summary of the principal Canadian federal income tax considerations generally applicable to holders of PTQ Common Shares who, for the purposes of the ITA, are resident in Canada, are not exempt from tax, deal at arm’s length with PTQ, and hold their PTQ Common Shares as capital property.

On the exchange of PTQ Common Shares for New PTQ Common Shares and New PTQ Preferred Shares, shareholders who hold their PTQ Common Shares as capital property will be deemed to dispose of the PTQ Common Shares for proceeds, and to acquire the New PTQ Common Shares and New PTQ Preferred Shares at a cost, equal to the adjusted cost base of their PTQ Common Shares.  The cost will be allocated among the New PTQ Common Shares and New PTQ Preferred Shares on the basis of their relative fair market values.

On the exchange of the New PTQ Preferred Shares for the Copper Common Shares, shareholders who hold their New PTQ Preferred Shares as capital property, who do not choose to include any portion of the capital gain or loss (otherwise determined) in their income tax returns for the year, who deal at arm’s length with Copper and who either alone or together with non-arm’s length persons would neither control Copper nor beneficially own shares in the capital stock of Copper having a fair market value of more than 50% of the fair market value of all of the outstanding shares of Copper immediately following the exchange of the New PTQ Preferred Shares, will be deemed to dispose of their New PTQ Preferred Shares for proceeds, and to have acquired the Copper Common Shares at a cost, equal to the cost of their New PTQ Preferred Shares.  A shareholder may choose to recognize a capital gain or capital loss on the New PTQ Preferred Shares by including the capital gain or capital loss, otherwise determined, in the shareholder’s income tax returns for the year in which the exchange occurs.

A Dissenting Shareholder who receives a payment equal to the fair market value of its PTQ Common Shares will generally be deemed to have received a dividend equal to the amount, if any, by which the payment exceeds the paid-up capital of the PTQ Common Shares.  The Dissenting Shareholder will realize a capital gain, or capital loss, to the extent that the amount of the payment, less the deemed dividend and any costs of disposition, exceeds, or is exceeded by, the adjusted cost base of such shares.  The income tax treatment of any deemed dividend received by a Dissenting Shareholder will be that normally accorded taxable dividends received by the Dissenting Shareholder from a taxable Canadian corporation resident in Canada.  In respect of certain corporate holders of PTQ Common Shares, such dividend may be treated as proceeds of disposition pursuant to the ITA.

Shareholders Not Resident in Canada

The following is a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders who, for the purposes of the ITA, have not been resident in Canada at any time while they held their PTQ Common Shares, deal at an arm’s length with the Company, hold their PTQ Common Shares as capital property, either alone or together with non-arm’s length persons would neither control Copper nor beneficially own shares of the capital stock of Copper having a fair market value of more than 50% of the fair market value of all the outstanding shares of the capital stock of Copper immediately following the exchange of the New PTQ Preferred Shares, at no time during the five year period preceding the Effective Date were holders of 25% or more of the issued shares of any class or series of PTQ either alone or together with non-arm’s length persons, and do not use or hold, and are not deemed under the ITA to use or hold, their PTQ Common Shares in carrying on a business in Canada.

Generally, a non-resident Shareholder who participates in the Arrangement will not be subject to tax under the ITA in respect of the Arrangement.  A Dissenting Shareholder who receives a payment equal to the fair value of its PTQ Common Shares will generally be deemed to have received a dividend equal to the amount by which the payment exceeds the paid-up capital of the PTQ Common Shares.  Under the ITA, dividends paid to a non-resident person are subject to withholding tax at the rate of 25%, but such rate may be reduced under the provisions of the applicable tax treaty between Canada and the country of residence of the Dissenting Shareholder.  For residents of the United States, the reduced treaty rate generally applicable is 15%.

United States Tax Consequences

The Company has not undertaken an analysis of the United States income tax consequences applicable to United States resident shareholders.  Accordingly, no discussion of income tax consequences on a United States resident shareholder is presented herein.  In particular, the Company has not determined whether the Arrangement will qualify as a reorganization under applicable sections of the Internal Revenue Code (the “Code”) or whether the Company is or will be a passive foreign investment company under the Code or is or will be a controlled foreign corporation as defined in the Code.  The completion of the Arrangement may or may not result in a taxable event to United States resident shareholders and accordingly, United States resident shareholders should consult their own income tax advisors on the federal, state and local income tax consequences of the Arrangement.

PTQ Stock Option Plan

The directors of PTQ have approved the adoption of a stock option plan (the “PTQ Stock Option Plan”), subject to shareholder and regulatory approval. The purpose of the PTQ Stock Option Plan is to secure for PTQ the benefits of incentives inherent in share ownership by key employees of PTQ who, in the judgment of the board of directors of PTQ, will be largely responsible for its future growth and success. Stock option plans generally are provided as a means of retaining and encouraging directors, officers and employees of exceptional ability through the opportunity offered to them to acquire a proprietary interest in the corporation they serve.

The PTQ Stock Option Plan is to be administered by the board of directors of PTQ, on the recommendations of the compensation committee of PTQ. Options may be granted at any time to any service providers for PTQ. Such persons include any employee or insider of PTQ or its subsidiaries or any other person engaged to provide ongoing management or consulting to PTQ. The number of PTQ Common Shares which may be reserved for issuance shall not exceed 8,500,000 PTQ Common Shares. Options may be granted for a term not exceeding five years. The exercise price for the options granted after the Effective Date is to be set by the board of directors of PTQ at the time of issue as an amount not less than the closing price of the PTQ Common Shares on the TSX on the day prior to the day of issue.

At the Meeting, conditional upon approval of the Arrangement, shareholders will be asked to consider and, if thought fit, approve the PTQ Stock Option Plan Resolution, the full text of which is attached hereto in Schedule “H”. Approval of the PTQ Stock Option Plan Resolution will be obtained if a majority of the votes cast are in favour.

Copper Stock Option Plan

The directors of Copper have approved the adoption of a stock option plan (the “Copper Stock Option Plan”), subject to shareholder and regulatory approval. The purpose of the Copper Stock Option Plan is to secure for Copper the benefits of incentives inherent in share ownership by key employees of Copper who, in the judgment of the board of directors of Copper, will be largely responsible for its future growth and success. Stock option plans generally are provided as a means of retaining and encouraging directors, officers and employees of exceptional ability through the opportunity offered to them to acquire a proprietary interest in the corporation they serve.

The Copper Stock Option Plan is to be administered by the board of directors of Copper, on the recommendations of the compensation committee of Copper. Options may be granted at any time to any service providers for Copper. Such persons include any employee or insider of Copper or its subsidiaries or any other person engaged to provide ongoing management or consulting to Copper. The number of Copper Common Shares which may be reserved for issuance shall not exceed 10,500,000 Copper Common Shares. Options may be granted for a term not exceeding five years. The exercise price for the options granted after the Effective Date is to be set by the board of directors of Copper at the time of issue as an amount not less than the closing price of the Copper Common Shares on the TSX on the day prior to the day of issue.

At the Meeting, conditional upon approval of the Arrangement, shareholders will be asked to consider and, if thought fit, approve the Copper Stock Option Plan Resolution, the full text of which is attached hereto in Schedule “I”. Approval of the Copper Stock Option Plan Resolution will be obtained if a majority of the votes cast are in favour.

Copper Shareholder Rights Plan

Pursuant to a shareholder rights plan agreement made between Computershare Investor Services Inc. and Copper to be effective as of June 6, 2006, the Board of Directors of Copper unanimously adopted the Copper Shareholder Rights Plan. The full text of the proposed agreement containing the Copper Shareholder Rights Plan is available to Shareholders upon request from Copper and will be available for inspection at the registered and records office of the Copper at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 6, 2006 being the date of the Meeting, and at the Meeting.

The Copper Shareholder Rights Plan remains subject to TSX approval.

Purpose of the Copper Shareholder Rights Plan

The Copper Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to a change in control of Copper.  It is not intended to deter take-over bids.  Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain.  After the acquisition of effective control, the opportunity for this one-time gain normally does not reoccur.  As with most public companies, control of Copper can probably be secured through the ownership of much less than 50% of the shares.  Without a shareholder rights plan, it would be possible for a bidder to acquire effective control, over a relatively short period of time, through open market and private purchases, using various techniques permitted under the securities legislation in Canada, without making a bid available to all shareholders.  Such acquisition of control would probably be an effective deterrent to other potential offerors.  The person acquiring control would probably, over a period of time, be able to consolidate and increase its control without the price for control ever being tested through an open market auction.  Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

A public offer will not necessarily achieve all of the objectives of ensuring the maximum value to shareholders.  A take-over bid can be completed in a time period as short as 35 days.  This is too short a time period to ensure that the directors can develop other competing alternatives.  The Copper Shareholder Rights Plan is intended to provide time to shareholders to properly assess any take-over bid and to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

Summary of the Copper Shareholder Rights Plan

The following is a summary of the terms of the Copper Shareholder Rights Plan.

General

The rights have been issued pursuant to a shareholder rights plan agreement dated and effective June 6, 2006, between Copper and Computershare Investor Services Inc. as the rights agent.  Each right will entitle the holder to purchase from Copper one Common Share at the exercise price of C$30 per share, subject to adjustments, at any time after the separation time (defined below).  However, if a flip-in event (defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, Common Shares having a market value equal to two-times the exercise price. The rights are non-exercisable until the separation time.

Trading of Rights

Until the separation time, the rights will be evidenced by the outstanding certificates for Common Shares and the rights will be transferred with, and only with, the Common Shares.  As soon as practicable following the separation time, separate certificates evidencing the rights will be mailed to holders of record of Common Shares as of the close of business at the separation time and the separate rights certificates will thereafter evidence the rights.

Separation Time and Acquiring Person

The rights will separate and trade apart from the Common Shares and become exercisable at the separation time.  "Separation time" generally means the close of business on the 10th trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing bid, but under certain circumstances can mean the eighth trading day after a person becomes an "acquiring person" by acquiring 20% or more of the voting shares of any class.

Flip-in Event

A "flip-in event" will, in general terms, occur when a person becomes an acquiring person.  Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of Common Shares having a market value equal to two-times the exercise price.  However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void.  The term "beneficial ownership" is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert.  There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

Permitted Bids

Permitted bids are exempted from the operation of the Copper Shareholder Rights Plan.  In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a)

It is made to all holders of voting shares of Copper of a particular class and for all those voting shares.

(b)

No voting shares can be taken up and paid for before the close of business on the “Permitted Bid Expiry Date”, as described below, and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

(c)

Voting shares may be tendered at any time until the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

(d)

If the condition described in (b) above is met, there will be a public announcement and the take-over bid will be open for a further period of 10 business days.

The Copper Shareholder Rights Plan contains provisions designed to ensure that, if considered appropriate, the time for tendering to two or more competing permitted bids will occur on the same date.

Permitted Bid Expiry Date

The Permitted Bid provisions require that for a Take-Over to be a Permitted Bid it must be left open until the Permitted Bid Expiry Date.  The “Permitted Bid Expiry Date” means 60 days following the date of the Take-Over Bid.

Exchange Option

Under certain circumstances, the board of directors of Copper can, on exercise of a right and payment of the exercise price, issue other securities or assets of Copper in lieu of Common Shares.  The board of directors of Copper can also determine to issue in exchange for the rights, but without payment of the exercise price, Common Shares having a value equal to the exercise price or other securities or assets of Copper having the same value.

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that Copper takes certain actions involving Copper’s share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a flip-in event, the board of directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

Waiver

The board of directors may waive the application of the Copper Shareholder Rights Plan to any flip-in event if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 10 days after the determination by the board of directors, reduced its beneficial ownership of shares such that it is no longer an acquiring person.  The board of directors may also, until a flip-in event has occurred, waive the application of the Copper Shareholder Rights Plan to any particular flip-in event, but in that event, the board of directors shall be deemed to have waived the application of the Copper Shareholder Rights Plan to any other flip-in event which may arise under any take-over bid then in effect.

Amendments

The board of directors may amend the Copper Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price.  Any amendments required to maintain the validity of the Copper Shareholder Rights Plan must be submitted to the shareholders of Copper or, after the separation time, to the holders of the rights for confirmation.

Other amendments can only be made with the approval of the shareholders of Copper or, after the separation time, the holders of the rights.  Any supplements or amendments to the Copper Shareholder Rights Plan require the prior written consent of the Toronto Stock Exchange.

Term

The Copper Shareholder Rights Plan has a term of 10 years; however, it is subject to ratification at the Meeting, and also at each of the shareholder meetings following the third and sixth anniversaries of the effective date of the Copper Shareholder Rights Plan.  If the Copper Shareholder Rights Plan is not so ratified at any meeting, the Copper Shareholder Rights Plan shall terminate forthwith.

Approval

At the Meeting, the shareholders will be asked to consider and, if thought fit, approve the Copper Shareholder Rights Plan Resolution, the full text of which is attached hereto in Schedule “J”, approving the Copper Shareholder Rights Plan.  Approval of the Copper Shareholder Rights Plan will be obtained if a majority of the votes cast are in favour.  The Copper Shareholder Rights Plan Agreement provides that it will not come into effect unless it is confirmed by the shareholders.

The directors of Copper believe that the approval of the Copper Shareholder Rights Plan is desirable since it will serve to promote the interests of Copper and its shareholders by strengthening Copper’s ability to respond to take-over bids and permit the shareholders of Copper time to evaluate and respond to such bids.

FINANCIAL STATEMENTS, DIRECTORS’ REPORT, MANAGEMENT’S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION

The Report of the Directors to Shareholders and the consolidated financial statements of PTQ for the year ended January 31, 2006 (the “Financial Statements”), including the accompanying notes and the auditor’s report, will be presented to the shareholders at the Meeting.  These documents are attached as Schedule “A” to this Information Circular.

Additional information relating to PTQ may be found on SEDAR at www.sedar.com.  A securityholder may contact PTQ to request copies of PTQ’s financial statements and Management’s Discussion and Analysis (“MD&A”).  Financial information is provided in PTQ’s comparative financial statements and MD&A for its most recently completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of PTQ or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to PTQ (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of PTQ or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of PTQ's last completed financial year, other than as disclosed elsewhere herein, no informed person of PTQ, any proposed director of PTQ or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect PTQ.   The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)

a director or executive officer of a reporting issuer;

(b)

a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the  reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)

a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

There are no management functions of PTQ which are to any substantial degree performed by a person other than a director or executive officer of PTQ.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

PTQ is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101, Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective June 30, 2005.

The Board of Directors

The Board consists of five directors, of which two directors (Marco Tejeira and John Cook) are currently “independent” in the context of the Policy.  Michael Levy is not independent because he is the President of PTQ; Richard Fifer is not independent because he is the chief executive officer of PTQ’s subsidiary and is paid a consulting fee for his services; Kenneth Morgan is not independent because he was paid for his services as Chief Financial Officer in the past financial year.

Certain directors of PTQ are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Kenneth W. Morgan	Strategem Capital Corporation

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  However, during the course of a directors’ meeting, if a matter is more effectively discussed without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Since February 1, 2005, PTQ has held nine board meetings.  Each of Messrs. Levy, Purkis and Morgan were absent from one meeting.

Board Mandate

The Board is responsible for supervising the management of the business and affairs of PTQ.  The Board has delegated the power to manage the everyday business and affairs of PTQ to the officers of PTQ.  The Board has an oversight role and is not expected to perform or duplicate the tasks of the Chief Executive Officer, President or other members of management.

Position Descriptions

The Board of directors has not developed written position descriptions for the chairman of any Board committees, the Chief Executive Officer or the President.  The Board is of the view that given the size of PTQ, the relatively frequent discussions between Board members and the President, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing.  The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors.  The appointment of a new director is a relatively infrequent event in PTQ’s affairs, and each situation is addressed on its merits on a case-by-case basis.  PTQ has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of PTQ.  The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant.  The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

PTQ has adopted a Code of Business Conduct and Ethics (the “Code”).  A copy of the Code is attached to PTQ’s Annual Report on Form 20-F, which is available on www.sedar.com or may be obtained by any shareholder by written request to PTQ.  PTQ’s Nominating and Corporate Governance Committee (the “NCG”) is responsible for administering the Code and has delegated the day-to-day responsibilities for administering and interpreting the Code to PTQ’s President.

Nomination of Directors

The Board has delegated to the NCG the responsibility of identifying suitable candidates for nomination to the Board (including candidates to fill any vacancies that may occur) and assessing their qualifications.  The NCG is currently composed of two independent directors.  The NCG recommends prospective director candidates for the Board's consideration and reviews the prospective candidates' qualifications with the Board.  The Board retains the ultimate authority to nominate a candidate for election by the shareholders as a Director or to fill any vacancy on the Board that may occur.  In identifying prospective Director candidates, the NCG considers facts and circumstances that it deems appropriate or advisable, including, among other things, the skills of the prospective Director candidate, his or her depth and breadth of business experience or other background characteristics, his or her independence and the needs of the Board.  The Board considers and approves from time to time the criteria that it deems necessary or advisable for prospective Director candidates.  The Board has full authority to modify such criteria from time to time, as it deems necessary or advisable.

Compensation

PTQ has a Compensation Committee consisting of Marco Tejeira and John Cook, each of whom is independent.

The Compensation Committee is responsible for reviewing, on an annual basis, the compensation paid to PTQ’s Directors, to review the performance and compensation paid to PTQ’s executive officers and to make recommendations on compensation to the Board.

Assessments

The Board has no formal process for the assessment of the effectiveness and contribution of the individual directors.  Each director has extensive public company experience and is familiar with what is required of him.  Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

ADDITIONAL INFORMATION

Additional information concerning PTQ is available on SEDAR at www.sedar.com.  Financial information concerning PTQ is provided in PTQ’s comparative financial statements and Management’s Discussion and Analysis for the financial year ended January 31, 2006.

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of PTQ and to the appropriate governmental agencies, have been approved in substance by the directors of PTQ pursuant to resolutions passed as of May 10, 2006.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD

Petaquilla Minerals Ltd.

“Michael Levy”

Michael Levy, President

SCHEDULE “A” – FINANCIAL STATEMENTS

SCHEDULE “B” – DISSENT RIGHTS AS CONTAINED IN DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a)

in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)

the court orders otherwise, or

(b)

in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)

under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)

under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)

under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)

in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)

under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)

under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)

in respect of any other resolution, if dissent is authorized by the resolution;

(h)

in respect of any court order that permits dissent.

(2)  A shareholder wishing to dissent must

(a)

prepare a separate notice of dissent under section 242 for

(i)

the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)

each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b)

identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)

dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)

dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)

cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)

provide to the company a separate waiver for

(i)

the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)

each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b)

identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)

the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)

a copy of the proposed resolution, and

(b)

a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)

a copy of the proposed resolution, and

(b)

a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)

a copy of the resolution,

(b)

a statement advising of the right to send a notice of dissent, and

(c)

if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)

a copy of the entered order, and

(b)

a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)

if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)

if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)

the date on which the shareholder learns that the resolution was passed, and

(ii)

the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)

on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)

if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)

within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)

if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)

the names of the registered owners of those other shares,

(ii)

the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)

a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)

if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)

the name and address of the beneficial owner, and

(ii)

a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)

if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)

the date on which the company forms the intention to proceed, and

(ii)

the date on which the notice of dissent was received, or

(b)

if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)

be dated not earlier than the date on which the notice is sent,

(b)

state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)

advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)

a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)

the certificates, if any, representing the notice shares, and

(c)

if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a)

be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)

set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)

the names of the registered owners of those other shares,

(ii)

the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)

that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)

the dissenter is deemed to have sold to the company the notice shares, and

(b)

the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)

promptly pay that amount to the dissenter, or

(b)

if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)

join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)

make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)

if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)

the company is insolvent, or

(b)

the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)

the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)

the resolution in respect of which the notice of dissent was sent does not pass;

(c)

the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)

the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)

the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)

a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)

with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)

the notice of dissent is withdrawn with the written consent of the company;

(i)

the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)

the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)

the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE “C” – NOTICE OF APPLICATION FOR ORDER

SCHEDULE “D” – PTQ EXTRA OPTIONS RESOLUTION

“BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

(a)

the granting of the following incentive stock options, as previously approved by the directors of the Company, be and is hereby approved, ratified and confirmed:

Name of Optionee	Relationship to PTQ at Time of Grant	Date of Grant	No. of Shares	Exercise Price per Share	Expiry Date
Ken Morgan	Director	2005/Aug/23	288,000	$0.385	2010/Aug/23
Richard Fifer	Director	2005/Aug/23	175,000	$0.385	2011/Aug/23
Richard Fifer	Director	2005/July/11	600,000	$0.50	2010/July/11
Michael Levy	Director	2005/July/11	600,000	$0.50	2010/July/11
Ken Morgan	Director	2005/July/11	600,000	$0.50	2010/July/11
Marco Tejeira	Director	2005/July/11	400,000	$0.50	2010/July/11
John Purkis	Director	2005/July/11	300,000	$0.50	2010/July/11
Marco Tejeira	Director	2005/Apr/21	225,000	$0.50	2010/Apr/21
John Purkis	Director	2005/Apr/21	100,000	$0.50	2010/Apr/21
Richard Fifer	Director	2006/Feb/01	1,300,000	$1.05	2011/Feb/01
Michael Levy	Director	2006/Feb/01	300,000	$1.05	2011/Feb/01
Ken Morgan	Director	2006/Feb/01	175,000	$1.05	2011/Feb/01
Robert Boyd	Advisor	2006/Feb/01	150,000	$1.05	2011/Feb/01
Gold Dragon Capital Mgmt.	Advisor	2006/Feb/01	150,000	$1.05	2011/Feb/01
Eligio Salas	Advisor	2006/Feb/01	150,000	$1.05	2011/Feb/01
Marco Tejeira	Director	2006/Feb/01	150,000	$1.05	2011/Feb/01
Bhagwan Vishindas	Advisor	2006/Feb/01	150,000	$1.05	2011/Feb/01
John Cook	Advisor	2006/Feb/01	100,000	$1.05	2011/Feb/01
Patrick Gorman	Advisor	2006/Feb/01	100,000	$1.05	2011/Feb/01
Graham Scott	Officer	2006/Feb/01	100,000	$1.05	2011/Feb/01
Janet Francis	Employee	2006/Feb/01	25,000	$1.05	2011/Feb/01
Lucas Gonzalez	Employee	2006/Feb/01	25,000	$1.05	2011/Feb/01
Michele Merchan	Employee	2006/Feb/01	25,000	$1.05	2011/Feb/01
Leonor Gonzalez	Employee	2006/Feb/01	10,000	$1.05	2011/Feb/01
Maricruz Obaldia	Employee	2006/Feb/01	10,000	$1.05	2011/Feb/01
Edith Rodriguez	Employee	2006/Feb/01	10,000	$1.05	2011/Feb/01
TOTAL			6,218,000

(b)

the actions of the directors in executing option agreements pertaining thereto by and on behalf of the Company be and the same are hereby approved, ratified and confirmed.”

SCHEDULE “E” – PTQ STOCK OPTION PLAN RESOLUTION

“BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.

the Company’s Incentive Share Option Plan (the “Existing Plan”) be deleted in its entirety and a new Incentive Stock Option Plan (the “Amended and Restated Plan”) be adopted in its place and stead such that, among other things, the maximum number of shares that may be the subject to options at any time be increased from 7,436,158 to 10,000,000 shares, all as more fully set forth in the accompanying Management Information Circular; and

2.

Any director or officer of PTQ is hereby authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such director or officer may be necessary or desirable to give effect to this resolution.”

SCHEDULE “F” – PTQ SHAREHOLDER RIGHTS PLAN RESOLUTION

“BE IT RESOLVED BY AN ORDINARY RESOLUTION THAT:

1.

the Shareholder Rights Plan agreement dated as of March 7, 2006 between PTQ and Computershare Investor Services Inc., as the same may be amended prior to this meeting, be and it is hereby ratified and confirmed; and

2.

any one director or officer of PTQ, be and is hereby authorized, for and on behalf of PTQ, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of such actions.”

SCHEDULE “G” – PTQ AUTHORIZED CAPITAL RESOLUTION

“BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

1.

the number of common shares authorized to be issued be increased to an unlimited number of common shares without par value and the number of preference shares authorized to be issued by increased to an unlimited number of preference shares without par value and the Company’s Notice of Articles be altered accordingly;

2.

any one director of the Company is instructed to authorize its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies, together with all other necessary documents and to take such further actions as may be necessary to effect the amendment;

3.

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders;

4.

subject to deposit at the Company’s records office of this resolution, the solicitors for the Company are authorized and directed to electronically file the Notice of Alteration with the Registrar of Companies.

SCHEDULE “H” – PTQ STOCK OPTION PLAN RESOLUTION

“BE IT RESOLVED BY AN ORDINARY RESOLUTION THAT:

1.

The PTQ Stock Option Plan, establishing that, among other things, the maximum number of shares that may be the subject to options at any time be fixed at 8,500,000 shares, all as more fully set forth in the accompanying Management Information Circular as more particularly described in the accompanying Management Information Circular, and the transactions contemplated therein are hereby approved; and

2.

Any director or officer of PTQ is hereby authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such director or officer may be necessary or desirable to give effect to this resolution.”

SCHEDULE “I” – COPPER STOCK OPTION PLAN RESOLUTION

“BE IT RESOLVED BY AN ORDINARY RESOLUTION THAT:

1.

The Copper Stock Option Plan, establishing that, among other things, the maximum number of shares that may be the subject to options at any time be fixed at 10,500,000 shares, all as more fully set forth in the accompanying Management Information Circular as more particularly described in the accompanying Management Information Circular, and the transactions contemplated therein are hereby approved; and

2.

Any director or officer of Copper is hereby authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such director or officer may be necessary or desirable to give effect to this resolution.”

SCHEDULE “J” – COPPER SHAREHOLDER RIGHTS PLAN RESOLUTION

“BE IT RESOLVED BY AN ORDINARY RESOLUTION THAT:

1.

the Shareholder Rights Plan agreement effective June 6, 2006 between Petaquilla Copper Ltd. and Computershare Investor Services Inc., as the same may be amended prior to this meeting, be and it is hereby ratified and confirmed; and

2.

any one director or officer of Copper, be and is hereby authorized, for and on behalf of Copper, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of such actions.”

SCHEDULE “K” – ARRANGEMENT AGREEMENT

SCHEDULE “L” – ARRANGEMENT RESOLUTION

“BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

1.

Petaquilla Minerals Inc. (“PTQ”) is hereby authorized to reorganize its present operations into two separate entities by way of court approved arrangement under Section 288 of the British Columbia Business Corporations Act (the “Arrangement”) substantially as set forth in the Plan of Arrangement attached as Appendix I to the arrangement agreement (the “Arrangement Agreement”) dated as of April 21, 2006 between PTQ and Petaquilla Copper Ltd. (“Copper”) which is attached as Schedule “K” to the accompanying Management Information Circular (“Circular”);

2.

The execution, delivery and performance of the Arrangement Agreement by any one director or officer of PTQ on behalf of PTQ is hereby confirmed, ratified, approved and adopted;

3.

the Board of Directors of PTQ is hereby granted the discretion to make amendments or revisions to the Arrangement, not affecting the general intent thereof, in order that the Arrangement is accepted by the applicable governmental agencies and stock exchanges having jurisdiction;

4.

Notwithstanding that this special resolution has been duly passed by the shareholders of PTQ (“Shareholders”), and the Arrangement has been approved by the Supreme Court of British Columbia, the Board of Directors of PTQ is hereby authorized, at its discretion, to revoke this special resolution, terminate the Arrangement Agreement, in accordance with the terms thereof, at any time prior to or after the order of the Supreme Court of British Columbia approving the Arrangement and to determine not to proceed with the Arrangement, without further approval of the Shareholders of PTQ; and

5.

Any one director or officer of PTQ is hereby authorized and directed for and on behalf of PTQ, to execute or to cause to be executed, and to deliver or to cause to be delivered, all such other documents and instruments, including without limitation a certified copy of the Order and Articles of Arrangement pursuant to the terms of the Plan of Arrangement and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of PTQ may be necessary or desirable to carry out the intent of the foregoing special resolutions, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.”

SCHEDULE “M” – INFORMATION CONCERNING PETAQUILLA MINERALS LTD. AFTER THE ARRANGEMENT

Notice to Reader

The following is a summary of the business of Petaquilla Minerals Ltd. (“PTQ”) after the Arrangement and should be read together with the more detailed information and financial data and statements contained elsewhere in this exhibit and in the Information Circular. Except where otherwise indicated herein, all of the disclosure in this exhibit is made on the basis that the Arrangement has been completed as described in the Management Information Circular (‘‘Circular’’).

Company Profile

PTQ is considering changing the focus of its business to the development and production of the Molejon Gold Project in Panama, and the exploration and development of additional gold properties in Panama. PTQ’s business included its ownership interest in the Petaquilla Copper Project in Panama.  Pursuant to the Arrangement, PTQ will transfer the Petaquilla Copper Project to Petaquilla Copper Ltd. See “The Arrangement” in the Circular.

Corporate Strategy

PTQ’s ongoing business objective will be to place into production its 100%-owned Molejon Gold Project in Panama.  PTQ also intends to explore and develop additional gold properties in the vicinity of the Molejon Project and elsewhere in Panama.

Corporate Structure

PTQ was incorporated under the Company Act (British Columbia) on October 10, 1985 under the name “Adrian Resources Ltd.” by the filing of Memorandum and Articles.  PTQ changed its name to “Petaquilla Minerals Ltd.” on October 12, 2004.

The business of PTQ is limited to the development of the Molejon Gold Project in Panama, and the preparation of such property for commercial production, and the development of additional gold properties in the vicinity of the Molejon Gold Project.

The registered office and principal place of business of PTQ is located at Suite 1040 – 999 West Hastings Street, Vancouver, British Columbia  V6C 2W2. The principal subsidiaries of PTQ are set out in the following chart:

PETAQUILLA MINERALS LTD. (B.C. corporation)
100%
ADRIAN RESOURCES (BVI) LTD. (BVI corporation)
100%
PETAQUILLA MINERALS, S.A. (Panama corporation)
100%
PETAQUILLA GOLD, S.A. (Panama corporation)

Mineral Properties

Molejon Gold Project

The following is extracted from the Independent Technical Report and Resource Estimate of the Molejon Gold Project prepared for PTQ by SRK Consulting in October 2005.

Summary

The Petaquilla concession is located approximately 120 kilometers west of Panama City, approximately 10 kilometers from the Caribbean coast, and lies within the Donoso District of Colon Province of the Republic of Panama.

On June 2, 2005 Petaquilla announced that the Company had come to an agreement with its joint venture partners, Teck and Inmet, whereby Teck and Inmet agreed to transfer their interests in the Molejon gold deposit and 100% of any other gold deposits occurring on the partner's joint venture lands to Petaquilla Minerals Ltd., subject to a royalty in favour of Teck and Inmet.

A majority of the drilling on Molejon took place in 1994 and 1995 by Adrian Resources Ltd. In the summer of 2005, Petaquilla Minerals Ltd undertook approximately 5,000m of trenching which resulted in a significant reinterpretation of the Molejon mineralization. A drill program commenced in the fall of 2005 to explore new zones, tighten the existing drill spacing, upgrade and verify the mineral resources estimated in this report.

Panama is underlain by an island arc built upon late Cretaceous oceanic crust and is considered prospective for porphyry copper-gold-molybdenum deposits and epithermal gold deposits. Andesitic tuffs and flows of presumed Early to Middle Tertiary age cover the majority of the Petaquilla Property which lies at the southern limit of a 400 square kilometer batholith, dated at 32.6+/-2 million years, which has intruded the older volcanic sequence. The core of the batholith is composed of quartz monzonite, grading outward to granodiorite and porphyritic granodiorite. The Molejon mineralization is located to the south of the batholith.

The Molejon area geology is dominated by Tertiary age volcanics and subvolcanic andesites which have been intruded by feldspar-quartz porphyry and feldspar porphyry. Northeast trending structurally controlled zones of hydrothermal quartz breccia and adjacent fractured and altered andesites provide a major structural host for the emplacement of the Molejon epithermal gold-silver mineralization. Gold grades occur predominantly within the quartz breccia but also occur within the feldspar quartz porphyry and the feldspar porphyritic andesite flows.

Mineralogical work commissioned by SRK as part of its due diligence indicated that native gold occurs as interstitial grains within quartz. Gold grains ranged in size form 1 to 15 microns however typically range between 5-15 microns. The weighted mean of the gold to silver ratio from drill core was 1:18.

SRK found the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (QA/QC) used during the exploration and delineation of the Molejon Gold mineralization to be acceptable for resource estimation.

Validation checks completed by SRK indicate that the resources and resource categorizations reported are a reasonable representation of mineralization. The resources estimated by GHW, who is a Senior Associate to SRK and a Qualified Person, are reported in accordance NI43-101 and with the CIM definitions.

Estimated inferred mineral resources at 0.5 g/t cut off were 11.2 million tonnes at 2.48 g/t Au. Inferred mineral resources at 0.5, 0.6 and 0.7 g/t Au cut-offs are included in Table 1.1. Tonnes have been rounded to reflect the relative accuracy of the mineral resource estimate.

Table 1.1: Mineral Resource Estimate at. 0.5, 0.6 and 0.7 g/t Au Cut-Offs

	Inferred Resources
Au g/t Cut–Off	Million Tonnes *	Au g/t	Contained Ounces Au *
0.5	11.2	2.48	893,000
0.6	10.8	2.56	889,000
0.7	10.1	2.68	870,000

(* Note: Tonnes and ounces have been rounded to reflect relative accuracy of the resource estimate.)

Based on the results of the resource estimate, it is recommended that Petaquilla Minerals Ltd proceed with their planned infill drill program, use the infill drill data along with twinned holes to revalidate the previous drilling and surface trench results, and complete specific gravity and mineralogical testwork. Upon completion of this work, a re-estimation of resources is warranted in preparation for subsequent engineering studies. Additional metallurgical and geotechnical work is also recommended in preparation for future engineering work.

Property Description and Location

The Petaquilla Property is located approximately 120 kilometers west of Panama City, approximately 10 kilometers from the Caribbean coast and lies within the Donoso District of Colon Province of the Republic of Panama. The Molejon project is located at longitude 80°38’46”W and latitude 8°48’N. See Figure 4.1. According to Petaquilla personnel, the current Petaquilla concession boundary has not been surveyed. There is more than sufficient surface area to construct all necessary facilities for potential production on the Petaquilla concession.

Atlantic Ocean
N
W
E
S
Petaquilla Concession
Atlantic Ocean
PANAMA CITY
COCLESITO
LA PINTADA
PENONOME
Pacific Ocean
Kilometers
0 15 30 60 90 120
Petaquilla
Botija
Valle Grande / Vega
Brazo
Botija Abajo
Molejon
Mestizo
520000
524000
528000
532000
536000
540000
544000
548000
996000
992000
988000
984000
980000
976000
972000
Legend
Deposits
Molejon Deposit
Drainage
Roads
Major Roads
Secondary Roads
Minera Petaquilla Lands
Molejon Property
Provinces
Cocle
Colon
Veraguas
SRK Consulting
Engineers and Scientists
PETAQUILLA MINERALS LTD.
Molejon Property Location Map
Scale: 1:155,000
Projection: UTM Zone 17 N, NAD27
Meters
0 1,250 2,500 5,000
Date: Sept. 30, 2005

The Petaquilla Property contains several large copper-gold porphyry deposit that were part of the 1998 Feasibility Study as well as the Molejon epithermal gold deposit. All are amenable to open pit mining. To date, exploration has identified eight copper-gold porphyry deposits on the property along with the Molejon epithermal gold deposit. The scope of this report is confined to the Molejon mineral resources.

The Petaquilla concession is comprised of a mineral exploration and exploitation concession granted on February 26, 1997 as Law No. 9 (“Ley Petaquilla”) of the Legislative Assembly of Panama to Minera Petaquilla, S.A. (MP) covering approximately 136 square kilometers in north-central Panama. This contractual agreement defines the concession boundary, tax and commercial conditions, rights and obligations of the government of Panama and of Minera Petaquilla S.A. with respect to the development of the Petaquilla concession.

The main features of Ley Petaquilla are as follows:

The term of the agreement is for 20 years, with two options to renew for another 20 years each for a total of 60 years.

An exploration concession permits the holder to explore for the minerals specified in the concession. The rental rates payable by the holder to the Government of Panama are US $0.50 per hectare for the first 2 years, US $1.00 per hectare for the third and fourth years, and US $1.50 for the fifth year and thereon.

Rental rates for exploitation concessions fluctuate, depending on the mineral concerned and the extraction period, between US $0.75 and US $4.00 per hectare. Rental rates for precious metals like gold and silver, are US $1.00 per hectare for the first 5 years, US $2.50 from the sixth to the tenth year, and US $3.50 the eleventh year and thereon. A 2% gross overriding royalty on the value received for all non-alluvial precious minerals mined from the concession is payable to the Government of Panama.

Based on Petaquilla’s understanding of current Panamanian environmental laws and regulations, they do not anticipate that such laws will have any adverse material impact on any operations it may conduct in the future.

The initial feasibility study completed by Simons in 1998 incorporated environmental work which was comprised of baseline studies, waste characterization studies and environmental and socioeconomic issues scoping analysis. The following taken from Simons (1998) summarizes the status of environmental permitting.

The approval process for new mines is coordinated by the General Director of Mineral Resources at the Ministry of Commerce and Industry. Once a decision is made to proceed a comprehensive environmental assessment program (Informe Ambietal) would need to be completed as required under Resolution No. 91-36 of the Ministry of Commerce and Industry. This Resolution is consistent with Part B of the Third Clause of the Ley Petaquilla.

The required environmental assessment would comprise three reports: the preliminary evaluation, environmental reconnaissance and environmental viability. These correspond to what are generally referred to in impact assessment terminology as “collection of initial data and issues scoping”, “environmental baseline” and “impact assessment”.

According to Simons (1998), these reports are required before obtaining the necessary permits to construct and operate a mine.

The continuation of detailed baseline studies and an environmental assessment is contingent on the decision to proceed with mine development (Simons, 1998).

Petaquilla Minerals Ltd filed a Mine Development Plan, which is a requirement under Ley Petaquilla and which was approved by the Panamaniam government in September 2005. In this plan, the development of the Molejon Gold Project comprises the first phase of a multi-phase plan which encompasses developing the main Petaquilla concession copper-gold and gold deposits. This first phase focused entirely on Molejon is comprised of reassessing the Molejon mineral resources, completing a confirmation drilling program, finalizing a feasibility study and making a decision whether to proceed.

On June 2, 2005 Petaquilla announced that it had come to an agreement with its joint venture partners, Teck and Inmet, whereby Teck and Inmet have agreed to transfer their interests in the Molejon gold deposit and 100% of any other precious metal deposits occurring on the partner's joint venture lands to Petaquilla Minerals Ltd., subject to a royalty in favour of Teck and Inmet. Petaquilla Minerals Ltd would pay a Net Smelter Return royalty which would be based on the average daily p.m. gold fix established by the London Metal Exchange for each day in a calendar quarter, as in the following Table 4.1.

Table 4.1: NSR Gold Fix Rate

Quarterly Average P.M. Gold Fix (US$/oz)	Net Smelter Return
$350 to $399	1%
$400 to $449	2%
$450 to $499	3%
$500 to $549	4%
$550 and above	5%

Distribution of the NSR would be 35.135% to Teck and 64.865% to Inmet.

The agreement is subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to Teck, Inmet and Petaquilla Minerals Ltd. This development plan was approved in Sept of 2005 by the Panamanian government.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Petaquilla concession is primarily by helicopter. A 12km network of trails and rivers provides combined foot and boat access to the Petaquilla concession from Coclesito, a village of approximately 700 inhabitants. Twenty-eight kilometers of dirt road, accessible only by four-wheel drive vehicles during the rainy season, connects Coclesito with La Pintada, a town of 5,000 people.

Penonome which has a population of approximately 105,000 is connected via a 13km paved highway with La Pintada.

The Molejon area is comprised of an area of high relief cut by a number of creeks. The Petaquilla concession is at an elevation of approximately 150 to 250 meters above sea level and falls within the rainfall shadow of the continental divide. The climate of the Petaquilla concession is characteristic of tropical rainforests. Precipitation is high throughout the year, up to three meters per annum. The heaviest precipitation is evenly distributed from May to December, January, February and March are typically the driest months (Simons, 1998)

At present, there is no underground or surface plant or equipment on the Petaquilla concession. No electricity is currently available on the property. Power could be made available by running a 40km line to the 115KVA Central American transmission grid (2005 Mine Development Plan).

History

Up until an agreement was reached between Inmet Mining Corp, Teck Cominco and Petaquilla Minerals Ltd in 2005, the Molejon project was part of a much larger land package called the Petaquilla concession which contained eight areas of copper-gold mineralization including the Petaquilla, Valle Grande and Botija deposits which were subject to a number of feasibility studies.

Results of some of these studies have been previously disclosed on Sedar.

The history of exploration of the Molejon gold project up until 1993 has been derived from Laudrum (1995). Subsequent descriptions are derived from Annual Information Form filings on Sedar by Petaquilla Minerals Ltd (formerly Adrian Resources Ltd).

A United Nations Development Program conducted reconnaissance geological mapping and magnetometer survey over much of the Petquilla area in 1969. Their primary focus was on porphyry copper mineralization.

Minnova and Geotec, in 1991, completed regional lithogeochemical sampling covering the southeastern two-thirds of the original Petaquilla concession. Their work identified anomalous arsenic and (>12 ppm) and gold (>100 ppb) values in the Molejon area.

Adrian Resources Ltd. started exploration in the Molejon area in 1993. Work was comprised of regional prospecting, preliminary geological mapping, as well as silt and rock sampling.

Drilling began in the Molejon area in February of 1994 to test reconnaissance soil gold anomalies.

Approximately 419 surface rock samples were collected, dried crushed and split on site and shipped for assaying to T.S.L. Laboratories in Saskatoon, Canada. All samples were assayed for gold, silver, copper, lead, zinc and molybdenum in addition to a 30 element ICP analysis. Auger drilling at 25m intervals along 50m spaced lines in a 1,200m x 1,200m area, further prospecting and magnetic surveys were followed by a second phase of drilling in June of 1994. This phase of drilling comprised 4,155.3m of drilling in 24 holes, and led to the discovery of significant epithermal gold and silver mineralization hosted predominantly within Quartz Breccia and an altered Feldspar-Quartz Porphyry Intrusive.

Adrian Resources Ltd completed a further drill program on Molejon in 1995 comprised of 10,504.4m in 94 drill holes. SRK completed a mine design report on the Molejon deposit for Teck Corp. Teck completed geological interpretations which were used for a resource estimate completed by G.H. Giroux of Montgomery Consultants Ltd. A total mineral resource of 7.8 million tonnes at a grade of 2.63 g/t Au was estimated. The author believes it appropriate to consider these historical estimates as inferred and not conforming to NI 43-101 reporting standards. They have been included to provide historical context. A complete set of original block modeling data was not available to properly assess the validity of these estimates. Descriptions of methodologies and assumptions used in the estimate appear to be reasonable. These estimates however are considered to be out of date as a result of subsequent drilling in 1997 and an extensive trenching program in 2005.

In February, 1996, Fluor Daniel Wright Ltd. completed a scoping study on the Botija, Petaquilla, Valle Grande and Molejon deposits. The purpose of the study was to update mineral resources within the Petaquilla Property and to determine the probable mining methods. The Molejon portion of these reserve estimates was not subdivided and thus unavailable to the author for review.

In May of 1997 Lakefield (Report No. 4667) completed metallurgical testwork on Molejon samples. This was comprised of preliminary flotation tests on six Molejon composite samples.

A third phase of drilling by Teck Corporation was completed in 1997. A total of 551.8m of drilling was completed in 5 drill holes.

In January 1998, H.A. Simons Ltd. under contract to Teck, completed a bankable feasibility study on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit. Again details of the Molejon resource estimates were not available. The study examined the Molejon deposit as an alternate case and did not include production from Molejon in the base case analysis.

In October of 2004, Adrian Resources Ltd changed its name to Petaquilla Minerals Ltd.

Geology

Regional Geology

Panama is underlain by an island arc built upon late Cretaceous oceanic crust. Andesitic tuffs and flows estimated to be Early to Middle Tertiary age cover the majority of the Petaquilla Property which lies at the southern limit of a 400 square kilometre batholith. The batholith which intrudes the older volcanic sequence has been dated at 32.6+/-2 million years. The core of the batholith is composed of quartz monzonite, grading outward to granodiorite and porphyritic granodiorite. The Molejon mineralization is located to the south of the batholith. The area is considered prospective for porphyry copper-gold-molybdenum deposits and epithermal gold deposits.

Molejon Geology

Much of the following description of structure and rock types is derived from Laudrum (1995) who supervised much of the early drilling by Adrian Resources Ltd.

The Molejon area geology is dominated by Tertiary age volcanics and subvolcanic intrusives including: massive andesite flows, feldspar-porphyritic andesite flows, andesitic tuffs, and andesitic agglomerates. The andesite has been intruded by feldspar-quartz porphyry and feldspar porphyry. A northeast trending fault is believed to be the major structural control for the emplacement of the hydrothermally altered quartz- breccia which hosts the Molejon mineralization.

Structurally controlled zones of hydrothermal quartz breccia and adjacent fractured and altered andesites host the epithermal gold-silver mineralization. Gold grades occur predominantly within the quartz breccia but also occur within the feldspar quartz porphyry and the feldspar porphyritic andesite flows.

Several major structural trends are apparent from ground magnetometer, air photos, topographic maps and radar satellite imagery. The two most obvious are: northwest trending faults passing through Faldalito, the Petaquilla Southwest Gold Zone, and Molejon and the east north-east trending zone through Botija Abajo, Brazo and Molejon. A third weaker north trending fault is evident east of Molejon. Most mineral occurances appear to be associated with northeast trending structural lineaments.

Mineralization

Epithermal gold mineralization at Molejon is associated with structurally controlled zones of quartz breccia and the adjacent fractured and altered andesites and feldspar porphyries. Assay boundaries of gold mineralization are not sharply constrained by geological contacts. Highest grade mineralization usually occurs in the quartz breccia but economic mineralization also occurs in feldspar-quartz porphyry, and more rarely in feldspar porphyritic andesite flows.

Molybdenum and copper values in the Molejon area are typically quite low near detection limit of 0.1ppm. Sulphides are generally not commonly observed. Andesite is commonly moderately magnetic due to the presence of magnetite. The weighted mean of the gold to silver ratio from drill core was 1:2.  A complete description of the geometry of mineralized zones and their orientation is included in the resource section of this report.

Deposit Type

Epithermal gold deposits occur largely in volcano-plutonic arcs (island arcs as well as continental arcs) associated with subduction zones, with ages similar to those of volcanism. The deposits form at shallow depth, <1 km, and are hosted mainly by volcanic rocks. Deposits can be associated with regional-scale fracture systems related to grabens. Host rocks for epithermal gold deposits are typically calcalkaline andesitic in composition as is found in Molejon (Panteleyev, 1996).

Boiling of liquid in the low sulphur geothermal environment leads to precipitation of gold in veins, accompanied by a variety of features such as colloform and brecciated quartz. Resulting veins on the surface may be expressed as silica sinters.

The mineralization of Molejon is consistent with a low sulfidation epithermal style of mineralization. Gold is hosted in open space-filling textures, veins and stockwork veining. Veins occur as cavity filling, as bands or colloform in texture and as breccias. Suphides in Molejon were not visible, however typical epithermal low sulfidation ore minerals are comprised of pyrite, electrum, gold, sphalerite, galena and arsenopyrite. Metals typically are comprised of Au, Ag, Zn, and Pb. Quartz, chalcedony, calcite, adularia, illite and carbonates are typical gangue minerals. Hangingwall fractures in mineralized structures are particularly favourable for high-grade ore. (Panteleyev, 1996).

Epithermal deposits form typically in both subaerial, predominantly felsic volcanics in extensional and strike-slip structural regimes and island arc or continental andesitic stratovolcanoes above active subduction zones. Epithermal systems include near- surface hydrothermal systems, such as hotsprings as well as deeper zones characterized by an increased concentration of structure and permeability allowing for sufficient fluid flow to allow for concentrations of mineralization. As relatively dilute mixtures of magmatic and meteoric fluids cool and degas, mineral deposition takes place. (Panteleyev, 1996).

Exploration

Previous geochemical, geophysical magnetometer surveying and exploration drill programs in 1994, 1995 and 1997 were undertaken by Adrian Resources Ltd. and Teck Corp. The results of these programs are disclosed on Sedar.

Petaquilla undertook a large trenching program comprised of 5,003.27m of trenching in 113 trenches during the summer of 2005. The trenches were often no more than 2m deep and 1m wide. Channel samples were taken using a hammer and chisel to cut a groove within the weathered to fresh bedrock. All trenching work was undertaken by Petaquilla personnel hired from the neighbouring areas. Trenching was under the supervision of consulting geologists Dr. Margaret Venable, Juan Caelles, and Alfredo Bernasconi.

The purpose of the trenching program was to verify the geological interpretation by SRK and define the extent of mineralization on surface. The trenching program was successful in confirming and extending the geological interpretation and further defining the style of mineralization. Previous mineralized drill cuttings interpreted as overburden were confirmed as weathered bedrock.

Approximately 5% of the trenches, as well as exposed outcrop, channel sample locations, and trench mapping were examined during the site visit and were found to be appropriate for outlining the extents of mineralization. The quality of trench assay data is discussed under the Data Verification section of this report.

Drilling

Core drilling was completed by Adrian Resources in 1994 and 1995. A subsequent drilling program in 1997 was completed by Teck Corp. Adrian Resources Ltd holes were drilled by Falcon Drilling Ltd of Prince George, Canada using two F-1000 drills and a Longyear 38. Drill core was mechanically split in 4.9 foot (1.5 m) sample intervals, following logging, core recovery measurements and rock quality index parameters. All core was stored on the Petaquilla property however these storage facilities have since collapsed and were inaccessible during the site visit.

Skeleton core from the 1994 and 1995 drill programs is being stored at the Santana office located in La Pintada.

Core recoveries below 30 m were excellent, approaching 100% for most holes however significant core loss near surface occurred where recoveries ranged from 25 to 80% for weathered bedrock.

The electronic database provided to SRK by Petaquilla was comprised of collar, survey, assay, alteration, recovery and lithology tables. The number of records in the tables is included in Tables 9.1 through to 9.4. Orientation and thickness of mineralized zones are discussed in the resource section.

Table 9.1: Electronic Drill Hole Database Description

Table Name	Number of Records
Collar	123
Survey	215
Assay	10,062
Lithology	1,419

Table 9.2: Drill Campaign Description by Year

Year	Company	No. of Holes	Meters	Core Size
1997	Teck Corp	5	551.8	BQ
1995	Adrian Resource Ltd	94	10,504.4	BQ
1994	Adrian Resources Ltd	24	4,155.3	BQ

Table 9.3: Electronic Trench Database Description

Table Name	Number of Records
Collar	127
Survey	1,239
Assay	2,804
Lithology	2,760

Table 9.4: Trench Campaign Description by Year

Year	Company	No. of Trenches	Meters
2005	Petaquilla Minerals Ltd	120	5,003.27
1997	Teck Corp	7	127.1

Petaquilla Trenching Program (2005)

For the first 309 samples of the 2005 trenching program, entire samples were forwarded to Acme Analytical Laboratories Ltd (Acme) in Vancouver B.C. Sample preparation at Acme was comprised of drying samples at 60 degrees C. A jaw crusher was used to reduce samples to 70% passing 10 mesh. A 250 g riffle split was then pulverized to 95% passing 150 mesh in a ring and puck mill. One assay ton aliquots were weighted into fire assay crucibles. Samples were fire assayed and analyzed for Au, Ag. A gravimetric finish was run on samples over 30 g/t Au. Multi-element ICP analysis was also run on these samples.

For each 34 sample batch, QA/QC protocol includes a sample-prep blank (SI or G-1) as the first sample carried through all stages of preparation to analysis, a pulp duplicate to monitor analytical precision, a -10 mesh rejects duplicate to monitor sub-sampling variation, two reagent blanks to measure background, and aliquots of in-house Standard Reference Materials like STD AU-1, AG-2 or FA-10R to monitor accuracy. Raw and final data underwent a final verification by a British Columbia Certified Assayer who signs the Analytical Report before it is released.

Subsequent to the Acme assaying, a sample preparation facility was erected in the Molejon field camp in April of 2005. Samples were prepared on site, weighed, dried, reweighed, and crushed using a jaw crusher. A 500 gram split was forwarded to Global Discovery Laboratories (GDL) in Vancouver, B.C. All sample preparation was completed by well trained Petaquilla Minerals Ltd employees hired from the neighbouring villages.

SRK had collected several samples on site and ran these through the on-site sample preparation facility in order to observe and assess the quality of the on-site sample preparation methodologies and equipment used during the 2005 trench sampling program. The equipment was well maintained and Petaquilla personal appropriately followed sample preparation protocols to limit the potential for any sample contamination. SRK had no issues with the quality of sample preparation.

Crushed rejects were sent to Teck-Cominco’s Global Discovery Labs (GDL) in Vancouver, B.C. Rock samples were dried and further crushed to 95% passing 10 mesh. This product was split with one half being sent for pulverization. Samples were pulverized to 95% passing 75 microns.

A 30 gram split was then subjected to Fire Assay with an AA or Gravimetric Finish for higher grade samples.

Internal laboratory quality control was comprised of 7 sample repeats for every 48 samples and 1 inhouse standard. These results were not available to the author, and the results are assumed to be within acceptable laboratory precision.

Resource Estimate

All resource estimation work was completed by GH Wahl (“GHW”) who is a senior associate of SRK and a qualified person as per the definition contained within NI43-101.

The database used to estimate mineral resources was audited by GHW and found to be appropriate for resource estimation. Methodologies used to generate the database were also reviewed and found to be appropriate.

Surpac Mine Modeling Software Version 5.0-J was used to evaluate the database, construct solids, build composite files, generate statistics, and estimate mineral resources. Sage 2001 software was used to generate variograms. MS Excel and MS Access were also used to evaluate the database.

Mineral Resource Classification

Resources were estimated in accordance with NI43-101 and CIM definitions. SRK was unaware of any environmental, permitting, legal, title, taxation, socio-economic, marketing or other relevant issue that affects the estimate of mineral resources. Mineral reserves can only be estimated as a result of an economic evaluation that is used in a preliminary feasibility study or a feasibility study of a mineral project, thus no reserves have been estimated in this report. As per NI 43-101, mineral resources which are not mineral reserves do not have demonstrated economic viability.

Fairly widely-spaced drill holes (between 25m for the NW Zone and 50m for the Main/Central Zone), lack of remaining core, rejects or pulps remaining from previous drill programs, need for a SG database, need for of mineralogical testwork, need to adequately validate the mineralized drill cutting assays in the top portion of the NW zone drill holes and effects of sampling methodology for the most recent trenching program result in an inferred classification for the Molejon deposit. It is the opinion of the author that many of these items may be adequately addressed in the planned 2005 infill drill program. Infill drilling on 25m centres should upgrade much of the resources. It is the understanding of the author that this program will include the insertion of blanks, standards and duplicates into the assay stream.

Mineral resources were classified according to a number of criteria.

Inferred Mineral Resources:

•

portion of block must be contained within interpreted solid

•

block informed by a minimum of 3 samples

•

block distance from nearest informing composite is less than 120m

In the block model, those mineral resource blocks classified as inferred mineral resource blocks were classified with a numeric code of 3.

Estimated Mineral Resources

Estimated Mineral Resources at 0.5 g/t Au cut-off is in accordance with NI 43-101 and CIMM definitions and are included in Table 13.6. Cut-off used to report resources was based on the cut-off generated within the 1995 SRK Molejon Deposit Mine Design Report.

Table 13.6: Mineral Resource Estimate at 0.5, 0.6 and 0.7 g/t Au Cut-Off

	Inferred Resources
Au g/t Cut-Off	Million Tonnes *	Au g/t	Contained Ounces Au *
0.5	11.2	2.48	893,000
0.6	10.8	2.56	889,000
0.7	10.1	2.68	870,000

(* Note: Tonnes and ounces have been rounded to reflect relative accuracy of the resource estimate)

Other Relevant Data and Information

A large number of untested geochemical gold anomalies exist on the Petaquilla property. These provide significant upside potential to exploration in close proximity to the Molejon mineralization.

Descriptions of the following target areas are derived from the feasibility study completed by Simons (1998). To date the Botija and Valle Grande/Petaquilla copper gold porphyry system contains historic proven reserves of 1.115 billion tonnes grading 0.50% copper, 0.09 g/t gold, 0.015% molybdenum. SRK has not verified these reserves that were estimated by Simons. These reserves are not necessarily indicative of the mineralization on the Molejon agreement area that is subject of this report.

Molejon lies along the intersection of a predominant NW trending structure and NE structure both of which are visible as areas of strong geochemical gold and in satellite radar imagery. The northwest trend includes Valle Grande, Petaquilla and Faldalito and Lata while the less pronounced NW trend includes Botija, Brazo and Botija Abajo.

2006 Drilling

In January 2006, a 200-metre strike length of high-grade gold mineralization in the Central Zone was delineated during a follow-up trenching program on the Molejon gold deposit.  Overall, the trenching program resulted in a significant reinterpretation of the Molejon mineralization.

At the same time, PTQ commenced a 16,400 foot or 5,000 metre 58-hole diamond drilling program on the Molejon gold deposit.  The 2006 program is primarily designed to provide in-fill and extension drilling on the southern part of the deposit, to assist in the completion of a feasibility study and to confirm the location of the starter pit.  The 58-hole diamond drilling program will bring the separation between existing drill holes down to 20 to 35 metres and step out drilling will be performed where trenching has identified new targets.  By mid-April 2006, PTQ had the analytical results for the first 17 holes and continue to receive encouraging results with the majority of core holes intercepting shallow, continuous gold mineralization.

The following charts detail assay results provided by ALS Chemex for the first 17 holes of the 2006 58-hole drilling program:

Hole MO-06-01  -  January 29, 2006

From (m)	To (m)	Lithology	Recovery (%)	Au (g/tonne)
0.00	1.50	QZBX	100	15.25
1.50	3.00	QZBX	87	14.4
3.00	4.50	QZBX	100	69.9
4.50	6.00	QZBX	100	65.1
6.00	7.00	QZBX	95	23.32
7.00	8.50	QZBX	90	3.73
8.50	10.00	QZBX	75	0.38
10.00	11.50	QZBX	75	0.34
11.50	13.00	QZBX	70	0.28
13.00	14.50	QZBX	100	0.14
14.50	16.00	QZBX	90	0.18
16.00	17.50	QZBX	60	0.3
17.50	19.00	QZBX	32	0.79
19.00	20.50	QZBX	45	0.55
20.50	22.00	QZBX	22	0.3
22.00	23.50	QZBX	80	0.17
23.50	25.00	QZBX	45	0.3
25.00	26.50	ANAG	80	<.05
26.50	28.00	ANAG	60	<.05
28.00	29.50	ANAG	65	<.05
29.50	31.00	ANAG	50	0.12
31.00	32.50	ANAG	25	0.11
32.50	34.00	ANAG	95	0.11
34.00	36.00	ANAG	48	<.05
36.00	37.50	ANAG	75	<.05
37.50	39.00	ANPO	84	<.05
39.00	41.00	ANPO	30	<.05
41.00	42.50	ANAG	71	<.05
42.50	44.00	ANAG	65	<.05
44.00	45.00	ANAG	100	<.05

Hole MO-06-02  -  January 30, 2006

From (m)	To (m)	Lithology	Recovery (%)	Au (g/tonne)
1.50	3.00	ALM	100	0.38
3.00	4.50	SA	75	0.5
4.50	5.50	SA	90	0.31
5.50	7.00	FQPO	96	2.06	Mineralized
7.00	8.50	FQPO	100	0.67
8.50	10.00	FQPO	90	0.59
10.00	11.50	FQPO	92	0.2
11.50	13.00	FQPO	98	1.84
14.50	16.00	FQPO	100	0.76
16.00	17.50	FQPO	88	0.66
17.50	19.00	FQPO	97	1.86	Mineralized
19.00	20.50	FQPO	93	2.11	Mineralized
20.50	22.00	FQPO	86	9.02	Mineralized
22.00	23.50	QZBX	96	3.6	Mineralized
23.50	25.00	QZBX	82	16.05	Mineralized
25.00	26.50	QZBX	65	0.65
26.50	28.00	ANTF	86	<.05
28.00	29.50	ANTF	85	<.05
29.50	31.00	ANTF	81	0.23
31.00	32.50	FQPO	100	<.05
32.50	34.00	FQPO	100	0.29
34.00	35.50	FQPO	92	0.38
35.50	37.00	FQPO	82	0.37
37.00	38.50	FQPO	76	0.12
38.50	40.00	FQPO	90	0.3
40.00	41.50	FQPO	90	1.34
41.50	43.00	FQPO	90	0.22
43.00	44.50	FQPO	90	0.12
44.50	46.00	FQPO	88	0.74
46.00	47.50	FQPO	96	<.05
47.50	49.00	FQPO	99	<.05
49.00	50.50	FQPO	93	0.08
50.50	52.00	FQPO	88	0.05
52.00	53.50	FQPO	89	0.35
53.50	55.00	FQPO	88	<.05
55.00	56.50	FQPO	78	<.05
56.50	58.00	FQPO	70	<.05
58.00	59.50	FQPO	78	<.05
59.50	61.00	FQPO	82	<.05
61.00	62.50	FQPO	96	<.05
62.50	64.00	FQPO	94	0.06
64.00	65.50	FQPO	90	<.05
65.50	67.00	FQPO	96	<.05
67.00	68.50	FQPO	100	0.08
68.50	70.00	FQPO	91	0.3
70.00	71.50	FQPO	93	0.45
71.50	73.00	FQPO	86	4.63	Mineralized
73.00	74.50	QZBX	85	1.38	Mineralized
74.50	76.00	QZBX	75	9.1	Mineralized
76.00	77.50	QZBX	93	6.75	Mineralized
77.50	79.00	QZBX	100	0.28
79.00	80.50	ANBR	75	1.09
80.50	82.00	ANBR	70	0.67
82.00	83.50	ANBR	80	1.25
83.50	85.00	ANPO	90	<.05
85.00	86.50	ANPO	96	<.05
86.50	88.00	ANPO	100	0.08
88.00	89.50	ANPO	100	0.77
89.50	91.00	QZBX	99	0.62
91.00	92.50	QZBX	90	0.16
92.50	94.00	QZBX	83	0.22

Legend for lithology abbreviations:

ANAG

andesite agglomerate

ALM

Alluvium

SA

Sapprolite

FQPO

feldspar quartz porphyry

ANBR

andesite breccia

QZBX

quartz breccia

Hole Number	Interval (m)	Thickness (m)	Grade (g/tonne)	Host Rock
MO-06-03			Hole did not intersect significant mineralization
MO-06-04			Hole did not intersect significant mineralization
MO-06-05			Shallow hole did not have significant interceptions
MO-06-06			Hole did not intersect significant mineralization
MO-06-07	24.0 - 34.0	10	5.2	BRHM
MO-06-08	0.0 - 25.0	25	6.2	BRHM, FQPO
MO-06-09	6.0 -15.5	9.5	5.9	SAP, QZBX
MO-06-10	1.4 -10.0	8.6	5.5	QZBX, FSPO
MO-06-11	6.0 - 39.3	33.3	7.4	SAP, FQPO, QZBX
MO-06-12	25.9 - 52.0	26.1	5.6	QZBX, FSPO
MO-06-13	0.0 - 22.0	22	2.3	SAP, QZBX
MO-06-14	28.8 - 32.0	3.2	11.8	QV
MO-06-15	0.0 - 8.5	8.5	3.4	SAP, QZBX
MO-06-16	39.5 - 52.0	12.5	4.6	FQPO, ANFL, BR, FSPO
MO-06-17	0.0 - 9.0	9	3.9	SAP, QZBX

Legend for host rock abbreviations:

BRHM

Hematitic Breccia

FQPO

Feldspar – Quartz Porphyry

BR

Breccia

SAP

Saprolite

FSPO

Feldspar Porphyry

QV

Quartz Vein

QZBX

Quartz Breccia

ANFL

Andesite Flow

The results from the 2006 drilling program along with the results from the 1994-1995 drilling program are anticipated to be capable of providing a reliable basis for resource estimation and pit modelling.

Selected Consolidated Financial Information

Attached at Schedule “A” to the Circular is a summary of historical financial data for PTQ for the years ended January 31, 2006 and 2005 derived from the financial statements of PTQ at each of these dates and for the periods then ended, as well, at Schedule “A” to the Circular, are the unaudited pro forma consolidated balance sheet for PTQ at January 31, 2006.

Management’s Discussion & Analysis

Reference is made to the Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Form 20-F Annual Report for the fiscal year ended January 31, 2006, which pages are incorporated herein by reference.

Market for Securities

An application will be made to continue the listing and posting of PTQ’s common shares for trading on The Toronto Stock Exchange.

Directors and Officers

The directors and officers of PTQ will be those individuals set out in the Circular under the heading “Election of Directors”.

Risk Factors

The risk factors contained in the Circular should be considered carefully. These risk factors could materially and adversely affect PTQ’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to PTQ.

Auditors, Registrar and Transfer Agent

The auditors of PTQ are Davidson & Company, Chartered Accountants.

ComputerShare Trust Company of Canada is expected to be the registrar and transfer agent for the New PTQ Common Shares.

SCHEDULE “N” – INFORMATION CONCERNING PETAQUILLA COPPER LTD. AFTER THE ARRANGEMENT

Notice to Reader

The following is a summary of the business of Petaquilla Copper Ltd. (“Copper”) after the Arrangement and should be read together with the more detailed information and financial data and statements contained elsewhere in this exhibit and in the Management Information Circular (“Circular”). Except where otherwise indicated herein, all of the disclosure in this exhibit is made on the basis that the Reorganization and Arrangement have been completed as described in the Information Circular.

Company Profile

Copper was incorporated under the Business Corporations Act (British Columbia) on March 15, 2006 in order to take part in the Arrangement. Following the effective time of the Arrangement, Copper will continue with its application to become listed on the Toronto Stock Exchange (“TSX”).

Pursuant to the Arrangement, Copper will continue certain of the businesses, previously conducted under the name of Petaquilla Minerals Ltd. (“PTQ”), which consisted of copper exploration, mine development and mining activities. See “The Arrangement” in the Information circular.

The focus of Copper is on its mineral properties, where the principal commodity is copper.  Its principal asset is its ownership interest in the Petaquilla Copper Project in Panama.

Corporate Strategy

Copper’s ongoing business objective will be to be a leading copper exploration, mine development and mining corporation. Management will seek to develop Copper through continued exploration and development activities carried out internationally.

Corporate Structure

Copper was incorporated under the Business Corporations Act (British Columbia) by Notice of Articles dated March 15, 2006.

Copper obtained the business of PTQ relating to copper exploration, mine development and mining activities by way of the Arrangement which saw PTQ dispose of its copper exploration, mine development and mining business units.

The registered office and principal place of business of Copper is located at Suite 1040 – 999 West Hastings Street, Vancouver, British Columbia  V6C 2W2. The principal subsidiaries of the Company are set out in the following chart:

PETAQUILLA COPPER LTD. (B.C. corporation)
100%
NEWCO 1 (BVI corporation)
100%
NEWCO 2 (Panama corporation)
100%
GEORECURSOS INTERNACIONAL, S.A. (Panama corporation)
52%
MINERA PETAQUILLA, S.A. (Panama corporation)

Mineral Properties

Petaquilla Property, Panama

Introduction

Copper owns, through its indirect share ownership in Minera Petaquilla, S.A., a 52% interest in the Petaquilla Property.  Under the Petaquilla Shareholders Agreement, Teck Cominco Limited has the right to acquire 50% of Copper’s interest in the Petaquilla Property, subject to satisfaction of various requirements, including the preparation and funding of a final bankable feasibility study, and the provision of all production financing.  See "Title" below for more details.

The Petaquilla Copper Project contains a large copper-gold porphyry system amenable to open pit mining.  To date, exploration has identified eight copper-gold porphyry deposits.

CAUTION TO READER:  THERE IS NO CURRENT NI 43-101-COMPLIANT REPORT ON THE PETAQUILLA COPPER PROJECT.  THE FOLLOWING SUMMARY IS BASED ON REPORTS PREPARED PRIOR TO THE INTRODUCTION OF NI 43-101.  COPPER IS OF THE VIEW THAT THE DATA ARE RELEVANT AND RELIABLE.

In August 1994, Kilborn Engineering (Pacific) Ltd. ("Kilborn"), an independent consulting engineering firm, completed a preliminary feasibility study on the Petaquilla and Botija copper-gold deposits.  This preliminary feasibility study was updated by Kilborn in February 1995 and, collectively, the study and the update are referred to as the “Preliminary Study” (non-National Instrument 43-101 compliant).  The Preliminary Study recommended additional development of the Petaquilla and Botija deposits and preparation of a final feasibility study to assess the economic viability of the deposits as an open pit operation with a projected milling rate of 60,000 tonnes per day, based on estimated total diluted mineable reserves of 579 million tonnes grading 0.52% copper, 0.12 g/t gold and 0.014% molybdenite for a projected mine life of 26.4 years.  At this rate, an average 227 million recoverable pounds of copper, 52,000 recoverable ounces of gold and 4.8 million recoverable pounds of molybdenite were projected to be produced annually.  See "Preliminary Feasibility Study - Operating Plan" below.

In February 1996, Fluor Daniel Wright Ltd. ("FDW") completed a production scoping study (the "Scoping Study" - non-National Instrument 43-101 compliant) on the Botija, Petaquilla, Valle Grande and Molejon deposits in order to provide an updated assessment of the total mineral resources within the Petaquilla Property and to determine the probable mining scenario to be used.  The Scoping Study updated and consolidated mineral reserve information for the Botija, Petaquilla, Valle Grande and Molejon deposits.  Based on estimated measured and indicated diluted mineable reserves of 1.461 billion tonnes grading 0.493% copper, 0.11 g/t gold and 0.015% molybdenite, FDW concluded that the optimum throughput rate for open pit mining of these deposits was 120,000 tonnes per day for a projected mine life of 33.4 years.  FDW estimated that at this rate an average 411 million recoverable pounds of copper, 95,000 recoverable ounces of gold, and 8.6 million recoverable pounds of molybdenite would be produced annually.  See "Production Scoping Study - Operating Plan" below.

In January 1998, H.A. Simons Ltd. ("Simons"), on behalf of Teck Cominco Limited, completed a final bankable feasibility study (the "Final Study" - non-National Instrument 43-101 compliant) on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit.  The Final Study concluded that the mineable reserves for the Petaquilla, Botija and Valle Grande deposits (measured and indicated only) currently total 1.115 billion tonnes using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life).  A marginal cut-off grade of US $2.92/tonne was used for the low-grade stockpile.  Based on an estimated throughput of 120,000 tonnes per day resulting in a mine life of 23 years, the Final Study estimated that an average 419 million recoverable pounds of copper, 61,000 recoverable ounces of gold, and 5.8 million recoverable pounds of molybdenite would be produced annually.

In June 2005, the shareholders of Minera Petaquilla agreed to separate the Molejon Gold Project and other precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession from the copper mineral deposits within the Ley Petaquilla mineral concession.  The agreement provides for PTQ, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minnova as to 35.135% and 64.865% respectively.

Approval of the overall phased Ley Petaquilla Mine Development Plan was obtained in September 2005. The Molejon gold mineral deposit is part of the Ley Petaquilla concession lands. Transfer of title to PTQ of the Molejon gold mineral deposit, as well as the other rights as described above, is substantially complete.

Location, Access & Physiography

The Petaquilla Property is comprised of a mineral exploration and exploitation concession granted on February 26, 1997, as Law No. 9 of the Legislative Assembly of Panama (the "Ley Petaquilla") to Minera Petaquilla, S.A. covering approximately 136 square kilometers in north-central Panama.

The Petaquilla Property is located approximately 75 miles west of Panama City, 6 miles from the Caribbean coast and lies within the Donoso District of Colon Province of the Republic of Panama.  Access to the Petaquilla Property, including the Molejon property, is primarily by helicopter.  PTQ is presently constructing a twelve kilometer dirt road from Coclesito, a village of approximately 700 inhabitants, to the mine site.  This road will replace a network of trails, which was the previous access, and the new road portion will ultimately be upgraded to rural paved status as part of ongoing development work.  In addition, thirty kilometers of dirt road, accessible only by four-wheel drive vehicles during the rainy season, connects Coclesito with La Pintada, a town of 5,000 people on the country's paved highway network.  This road will also be upgraded to rural paved status as part of future ongoing development work.  The Petaquilla Property is at an elevation of approximately 500 to 825 feet above sea level and falls within the rainfall shadow of the continental divide.  The climate of the Petaquilla Property is characteristic of tropical rainforests. Precipitation is high throughout the year - up to three meters per annum.  The heaviest precipitation is evenly distributed from May to December and January to April are typically the driest months.

Property Location

Plant and Equipment

There is no underground or surface plant or equipment on the Petaquilla Property, other than the base camp erected in January 2005 to facilitate the exploration and development program being carried out on the Molejon gold deposit.

Title

Ley Petaquilla Property – Panama

Copper, through its wholly-owned subsidiary Georecursos, owns 52% of Minera Petaquilla. Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owns the remaining 48% of Minera Petaquilla, a company formed during 1997 to own the Ley Petaquilla mineral concession in Panama. Pursuant to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panama, Copper has delivered a phased Mine Development Plan to the Government of Panama.  This phased Mine Development Plan was approved in September 2005. This approval resulted in the extension of the land tenure for an initial 20 year period commencing September 2005, subject to Copper meeting certain other development and operational conditions on an ongoing basis. Terms of the land tenure have two additional 20 year terms that are also subject to Copper meeting certain other ongoing development and operational conditions.

Teck Cominco Limited (“Teck”) has an option to acquire 50% of Copper’s interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla. In order for Teck to acquire the 26% interest, it is required to:

(a)

Fund 52% of the continuing exploration expenditures, as defined, of Minera Petaquilla, with Inmet to fund its 48% share, until such time as Teck either acquires its interest or its interest is terminated.

(b)

Fund 100% of and complete a final feasibility study, as defined, for the property and deliver such study by January 21, 1998 (completed).

(c)

Arrange project financing for Minera Petaquilla for completion of development of the Ley Petaquilla property and, if necessary, fund 52% (Inmet to fund 48%) of any shortfall in the total project funding requirement in excess of arranged project financing.

Teck is committed to annually make a final commitment respecting development of the concession and to deliver an update to the feasibility study of the concession. The requirement to make a final commitment or give notice of unfavorable economic conditions within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries. Failure to make such a commitment or deliver a notice shall result in the termination of Teck’s right to acquire an interest in Minera Petaquilla.

In April 2005, PTQ and Inmet agreed to waive for one year Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study. This waiver does not affect Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study in 2006.

Upon Teck making a final commitment, Inmet is required to deliver a final commitment to participate in the development of the project or it will be required to dispose of its interest in Minera Petaquilla. Inmet is then required to either offer to sell its interest in the concession or accept an 8% net profit interest, as defined, in the project. The offer to sell its interest shall be made first to Copper and then to Teck at a price to be determined by Inmet. In the event that neither Copper nor Teck chooses to acquire Inmet’s interest, Inmet shall be entitled to seek an independent purchaser of its interest on terms no more favorable than those offered to Copper and Teck.

Either Copper or Inmet (the Proposer) may at any time give notice to the other parties of its intention to proceed with development of the concession in accordance with the most recently delivered Teck feasibility study. Upon receipt of such notice, Teck has 50 days in which to make a final commitment to develop the project. The other party, Copper or Inmet (the Recipient), has 60 days from the receipt of such notice to commit to develop the project.

If the Recipient has not agreed to develop the project, the Proposer may, within 70 days of the proposal, elect to exercise the “Shotgun Offer,” as defined, and either sell its interest or acquire the Recipient’s interest in Minera Petaquilla, for cash, based on the value of Minera Petaquilla as determined in accordance with the provisions of the agreement. The Recipient has 15 days from receipt of the Shotgun Offer to agree either to sell its interest or to acquire the Proposer’s interest as applicable, and in the event that the Recipient does not take action within the 15-day period, it will thereafter be deemed to have agreed to sell its interest in Minera Petaquilla.

If Minnova sells its interest, pursuant to the Shotgun Offer, Copper shall pay Minnova 48% of the value of Minera Petaquilla.

If Copper sells its interest, pursuant to the Shotgun Offer, it shall receive 29% of the value of Minera Petaquilla on condition that, in the event that Teck’s interest in the concession is terminated, Copper shall receive an additional 23% of the value of Minera Petaquilla.

If Teck’s interest in the concession is not terminated and Copper sells its interest, pursuant to the Shotgun Offer, Copper shall not be entitled to receive any further amount, in excess of the 29% of the value received on account of the sale of its interest in Minera Petaquilla.

Upon exercise of the Shotgun Offer, Teck has 130 days in which to deliver a final commitment for development of the concession or its interest shall be terminated.

Teck’s interest in the concession shall terminate on the earlier of:

(a)

Teck electing to terminate its interest provided it has delivered its final feasibility study, or

(b)

Teck’s failure to deliver a final commitment requesting development of the concession and to deliver an updated feasibility study.

In the event that Teck’s interest is terminated, Teck shall retain a net profit royalty interest in the project at a rate to be determined.

Exploration History

The potential for copper porphyry deposits within the Petaquilla area was first recognized in February 1968 by members of a United Nations Development Program team who were carrying out a regional geological and geochemical survey of central Panama.  The U.N. team subsequently completed 37 short diamond drill holes totaling 9,000 feet on the newly discovered Petaquilla, Botija and Vega deposits.  In July 1969, the Panamanian government tendered the exploration rights to Petaquilla to international bidders and in July 1971 the concession was awarded to Panama Mineral Resources Development Company ("PMRD"), a consortium of seven Japanese copper companies.  The three main members were Mitsui Mining and Smelting Co., Dowa Mining Co. and Mitsubishi Metal Corp.  An extensive drill program consisting of 51 diamond drill holes totaling 41,500 feet, followed by preliminary reserve calculations, metallurgical test work and a positive feasibility study (based on a mill rate of 18,000 tonnes/day) was completed on the Petaquilla and Botija deposits by PMRD between 1977 and 1980 before the project was abandoned due to difficulties in negotiating a development agreement with the then Panamanian government under the mining statute in effect at the time.

No further development occurred until the concession which originally comprised the Petaquilla Property was granted to Georecursos Internacional, S.A. in August 1991.

Neither the United Nations nor PMRD analyzed their drilling and surface sampling for gold.  As such, the only existing gold data is that accumulated by Copper.  Drilling to date has shown that the distribution and intensity of gold values within mineralized zones varies directly with areas of elevated copper and depleted molybdenum contents.

Exploration - Results Obtained by Copper or on Its Behalf

A program of rock sampling and geochemical surveying was carried out by Inmet Mining Corporation in late 1990, followed by the establishment of 60 line-miles of surveyed grid (the "Faldalito-Petaquilla grid").  After assuming operation of the Petaquilla Property in May 1992, Copper undertook a comprehensive exploration program involving line cutting, ground magnetic surveying, soil geochemistry and diamond drilling.  This work focused on corroborating the reported grade of copper-molybdenum mineralization in the Botija and Petaquilla deposits, evaluating their gold potential, testing their tonnage and grade potential along strike, to depth and up-dip, and carrying out the groundwork necessary for developing drill targets outside the limits of the two deposits.

The existing Faldalito-Petaquilla grid was extended east over the Botija deposit and south over the Vega area.  A total of 32.4 line-miles of additional grid were cut and surveyed between April and July 1992.  A total field magnetic survey was carried out over all cross lines and selected baselines of the grid in July and August of that year.  Soil samples were taken at 164 foot (50 meter) intervals in selected portions of the grid.  These included areas shown to be anomalous by the Faldalito-Petaquilla grid sampling, the surface trace of the Botija deposit, and part of the Vega area.  Soil samples were analyzed geochemically for gold, silver, copper and molybdenum.  Ten diamond drill holes, totaling 6,970 feet were drilled in August and September 1992 on the Botija and Petaquilla deposits.  The 1992 drilling gave a preliminary indication of gold distribution within the Petaquilla and Botija deposits and an indication of relative gold enrichment at the core of the Botija deposit and at the Southwest Zone of the Petaquilla deposit.

The bulk of the 1993 exploration program consisted of diamond drilling.  Forty-six holes totaling 33,774 feet were drilled on the Petaquilla, Botija, Botija Abuja and Vega deposits.  Approximately two-thirds of the footage was drilled on the Botija deposit, demonstrating the continuity of mineralization in the relatively high grade West/Main Zone and confirming that this zone remains well-mineralized and open down-dip to the north.  The systematic evaluation of mineralization in Botija's East Zone was begun and an initial hole in its Central Zone intersected grades and degrees of thickness in excess of those initially expected by Copper.

Diamond drilling of the Petaquilla deposit focused on defining the extent and grade of near-surface copper-gold mineralization in the Southwest Zone.  Near the end of the program, alteration similar to the Southwest Zone was drilled in the west-central portion of the Petaquilla deposit and returned copper-gold grades similar to those of the Southwest Zone, indicating that this style of mineralization might be more widespread within the deposit.

Three other porphyry prospects, two of them newly-discovered, were drilled on the Petaquilla concession in 1993.  Two holes were drilled in the Vega area, confirming the existence of a large, mineralized porphyry system there.  Eleven holes were drilled on the Botija Abajo deposit, defining a zone of alteration and mineralization similar in appearance, grade and size to Petaquilla's Southwest Zone.  A single hole tested an extensive area of intense alteration with secondary chalcocite in the Brazo area.

Copper’s 1994 exploration program on the Petaquilla Property was successful in expanding reserves, discovering new deposits and outlining new, prospective zones of mineralization and anomalous geochemistry.  Reserves at the Petaquilla and Botija deposits were expanded and delineated by additional diamond drilling.  New zones of porphyry copper-gold and skarn mineralization were added to the existing mineralization at the Vega deposit.  Soil grid extensions, geological mapping and geophysics led to the discovery of a significant epithermal gold-silver deposit at Molejon.  Follow-up drilling at Brazo defined significant porphyry copper-gold mineralization.  Geological mapping and geochemical surveys established new zones of mineralization at Botija Norte and Lata.

Forty-five per cent of the 1994 drilling on the concession was directed at the Botija deposit.  Most of this was infill drilling in the West/Main zone and focused on upgrading the reserves to measured and indicated status.  Six successful drill holes in the Central zone, including hole B94-105 that intersected 236.5 meters of 0.59% copper and 0.11g/t gold, added new reserves to the deposit.  Three of these holes bottomed in mineralization due to faulted ground.  One step-out hole drilled in the East zone extended the mineralized zone to the east.

The Petaquilla deposit received 8,031 feet (2448.5 metres) of infill and stepout drilling in eight holes in 1994.  This drilling further defined reserves throughout the deposit.  Breccia bodies along the granodiorite-andesite contact have been noted as important controls for mineralization at this deposit, particularly in the Southwest zone.

The Petaquilla, Valle Grande, Molejon, Brazo and Botija Abajo deposits appear related to intersecting structural trends.  The Petaquilla, Valle Grande and Molejon deposits lie along a northwest trend that is marked by magnetic anomalies.  The Botija Abajo, Brazo and Molejon deposits lie along a northeast trend also marked by magnetic anomalies.  These three deposits are located where this northeast-trending magnetic and soil geochemical anomaly is intersected by northwest-trending geochemical anomalies.

In addition to these deposits, there are several areas throughout the Petaquilla Property that Copper considers merit further examination.  There are extensions to the Petaquilla geochemical anomaly in the Faldalito area that have not been fully tested.  Prospecting and extensions to the soil grid north of the Botija deposit have identified a large area of anomalous copper-gold-molybdenum soil geochemistry.  Andesitic volcanics intruded by altered and copper-mineralized porphyritic granodiorites have been mapped in the Botija Norte area.  Two drill holes were collared in this zone and intersected limited mineralization within altered granodiorites that are similar to those in the Botija deposit.

To the end of 1995, a total of 506 drill holes (totaling 332,300 feet or 101,311 metres) had been completed on the Petaquilla Property's nine deposits (Petaquilla, Botija, Valle Grande, Molejon, Botija Abajo, Brazo, Nada, Faldalito and Cuatro Crestas) and various other mineral occurrences.  Copper had also completed prospecting and preliminary soil sampling on approximately 80% of the Petaquilla Property and ground magnetics surveying on approximately 70% of the Petaquilla Property by the end of 1995.

Between January and May 1996, a 120 hole program of feasibility study diamond drilling was carried out on the Petaquilla, Botija and Valle Grande deposits.  The program included approximately 36 condemnation holes at proposed sites for waste dumps, stockpiles, tailings facilities and the milling complex.  Throughout the rest of 1997, Teck Cominco Limited continued its work on the final feasibility study on these deposits (as well as the Molejon gold deposit).  The 1997 feasibility study work program included:

(a)

sufficient additional drilling as is warranted to define starter pit reserves (copper-equivalent grade in excess of 0.7%) in the Rio Medio area and any other areas which might be discovered as a result of such drilling;

(b)

additional drilling of the Petaquilla deposit at spacing which accords with the search parameters used in the calculation of proven and probable mineable reserves;

(c)

detailed assessment of the Molejon deposit in the feasibility study both as part of the copper mining operations and as a stand-alone gold operation with additional drilling as set out in (b) above if required;

(d)

a test program of large diameter diamond drill core bulk sampling and metallurgical testing in at least two of the pit areas to determine whether this indicates a significant positive difference from previous metallurgical results, and appropriate follow-up work if it does; this work to include, at a minimum, a total of 20 tonnes of HQ size drill core from the Botija and Petaquilla pits (estimated to be approximately 3,200 meters of drilling); the identification of a pyrite depressant and other parameters to yield industry standard copper and moly recoveries in the bulk concentrate circuit; mini-scale (200kg/hour) piloting to produce bulk concentrate for cleaning testwork; confirmation of regrind size for bulk concentrate cleaning; mineralogy and flotation testing; analysis of the effect of grind size on metallurgical performance for the mining plan composites for use in optimization studies; confirmation of industry standard moly recovery (90%) in the copper-moly circuit and confirmation of moly concentrate impurity levels; completion of grinding index testwork (crushing, rod mill and ball mill Bond indices) for use in optimization studies; completion of ore abrasion index tests to confirm grinding steel consumption rates;

(e)

a comprehensive study of the relative advantages and disadvantages of land based and submarine tailings disposal, including economic, environmental and social considerations;

(f)

an assessment of the feasibility of dump leaching of prestripped saprolite and low grade material, having regard to consequent acid utilization and dispersal;

(g)

all environmental studies which are required in order to obtain commitments for project financing; and

(h)

optimization of mine and plant design and location, recalculation of reserves, and an assessment of operating costs and optimum throughput based on the results of the foregoing work; the final bankable feasibility study to include reserve calculations by two independent engineering consulting firms using such search parameters as each firm deems appropriate, as well as full mining plans and financial analyses based on the reserves calculated by each firm; these mining plans and financial analyses will assume mill throughput rates of 90,000 and 120,000 tonnes per day, and additional mining plans and analyses may be undertaken to examine increasing throughput during the mine life from 90,000 to 120,000 tonnes per day.

Regional and Local Geology

Panama is underlain by an island arc built upon late Cretaceous oceanic crust and is considered prospective for porphyry copper-gold-molybdenum deposits.

Andesitic tuffs and flows of presumed Early to Middle Tertiary age cover the majority of the Petaquilla Property which lies at the southern limit of a 400 square kilometre batholith, dated at 32.6+2 million years, which has intruded the older volcanic sequence.  The core of the batholith is composed of quartz monzonite, grading outward to granodiorite and porphyritic granodiorite.  The Petaquilla and Botija deposits are centered on porphyritic stocks and dykes lying peripheral to the southern margin of the batholith.

At the Botija deposit, the intrusive is a medium-grained, crowded porphyry composed of 25% plagioclase phenocrysts, 15% hornblende phenocrysts and 5-10% quartz grains in a feldspar rich matrix.  At the Petaquilla deposit, the intrusive is more obviously porphyritic, with a generally lower percentage of phenocrysts.  Contact phases and dykes at each deposit are finer-grained varieties of the main intrusive.  In particular, feldspar, hornblende, quartz porphyry dykes appear to be late stage phases of the granodiorite.  Most of these porphyry dykes post-date the mineralization, indicating that they were introduced during the waning stages of hydrothermal alteration and mineralization.  The youngest units encountered on the property are the unmineralized basalt and andesite dykes.

Copper-gold-molybdenum porphyry deposits have been identified and partially delineated at the Petaquilla and Botija deposits, which are centered four kilometers apart on an east-west trend within the Petaquilla Property.  Four types of well-developed alteration have been observed within the various intrusive units:  potassic, phyllic, quartz-chloritic and propylitic.  Potassic alteration is found near the core of the porphyry system and is not extensive.  It is characterized by quartz, potassium feldspar, biotite, sericite, and lesser amounts of anhydrite and magnetite.  The majority of copper mineralization is hosted in the phyllic altered rock, which is composed of quartz and sericite with minor kaolinite and K-spar.  Propylitic alteration, marked by chlorite, pyrite, calcite and epidote, marks the outer extent of alteration in a porphyry system.  The phyllic and quartz-chlonite alteration zones are usually found between the potassic core and the peripheral propylitic zone, although either may be missing.  Alteration of the andesitic volcanic units, characterized by prograde biotite hornfels and fine grained sulphide mineralization occurs when they are found to be proximal to the intrusive contact or within zones of intrusive dyking.

The Petaquilla deposit is largely hosted by porphyritic granodiorite below its intrusive contact with andesite forming a flat-lying to gently dipping sheet, trending east-west and dipping to the north.  It has been drilled for 1,600 meters along strike and remains open along strike to the south, east and west, and at depth.

The Valle Grande deposit is hosted dominantly by porphyritic granodiorite and similar to Petaquilla is a flat-lying sheet, trending northwest-southeast and dipping to the north.  It has been drilled for 2,400 meters along strike and is considered to have limited expansion potential.

The Botija deposit trends east-west and dips 20-30 degrees to the north or northeast.  It has been intersected by drilling along strike for 1,800 meters and up to 600 meters down dip. The Botija deposit remains open near surface to the south, along strike to the east and the west and in many places at depth both vertically and down dip to the north.

Mineralization

Mineralization at the Petaquilla, Valle Grande and Botija deposits is largely concentrated within potassic or phyllic altered porphyritic intrusives of granodioritic composition.  Volcanic-hosted copper mineralization, associated with strong biotite alteration, is widespread at the Petaquilla deposit and contributes significantly to its tonnage.

Mineralization in each deposit consists of chalcopyrite and pyrite as disseminations, within quartz veinlets and filling brittle, irregular fractures.  Pyrite content generally decreases with higher grade copper mineralization and increases towards the periphery of the deposits.  Chalcopyrite occurs most commonly as very fine disseminations within an altered intrusive matrix or biotite hornfels.  It is often associated with magnetite and/or chlorite or biotite altered mafic minerals, most notably in lower-grade sections of propylitic alteration.  Stockwork quartz veinlets are best developed within potassic alteration, where they crosscut pervasive silicification.  The irregular fracture-filling style of copper mineralization, which locally approaches a sulphide net, is largely confined to biotite-altered andesite at the Petaquilla deposit.  This is cut in places by narrow quartz-chalcopyrite veins which have developed bleached selvages of biotite destruction.  A fourth style of mineralization, consisting of chalcopyrite and pyrite coatings along steep, widely spaced, cooling joints, is confined to granodiorite along the eastern periphery of the Botija deposit.

Molybdenite is present mainly in quartz, carbonate, chalcopyrite veinlets hosted by granodiorite within the most intensely altered and mineralized portion of each deposit.  Bornite occurs locally with chalcopyrite and contributes significantly to the copper grade in some sections, mainly within hornfelsed andesites in the Petaquilla deposit.  Although leaching is widespread throughout the upper 10 to 30 meters of the deposits, supergene copper mineralization is not present in significant amounts.  Magnetite is an important accessory in both deposits, disseminated throughout both the porphyritic intrusives and the intruded andesite.

The Petaquilla Property, or certain parts of it, have been the subject of a preliminary feasibility study by Kilborn completed in August 1994, a production scoping study by FDW completed in February 1996 and a final feasibility study by H.A. Simons Ltd. completed in January 1998, all of which are reviewed below.

Preliminary Feasibility Study – Ley Petaquilla Copper Deposit

In August 1994, Kilborn completed a preliminary feasibility study on exploiting the Petaquilla and Botija deposits on the Petaquilla Property for copper, gold and molybdenum sulphide.  This preliminary study was updated by Kilborn in March 1995 (collectively, the "Preliminary Study" – non-NI 43-101 compliant).  In February 1996, FDW completed a scoping study (non-NI 43-101 compliant) on the Petaquilla, Botija, Valle Grande and Molejon deposits which updated certain of the reserve estimates in the Preliminary Study (see "Production Scoping Study" below).  A final bankable feasibility (non-NI 43-101 compliant) on the Petaquilla, Botija, Valle Grande and Molejon deposits was completed by Teck Cominco Limited on in January 1998.

The following information is summarized from the Preliminary Study and is based on preliminary information and analysis.

Conclusion

In the Preliminary Study, Kilborn concluded that the data it reviewed with respect to the Petaquilla and Botija deposits supported additional development of the deposits and the detailed analysis and cost of completing a final feasibility study.

Reserves

In the Preliminary Study, Kilborn reviewed only the Petaquilla and Botija deposits and referred to measured and indicated reserves in its calculation of economically mineable reserves.  In determining optimal project economics, mineralized material was treated so as to maximize the resulting cash flow.  During the optimization process, an effective cut-off grade was generated as a part of the computations.  This grade has been calculated to be 0.20% copper equivalent which is considered to be a break-even grade, assuming that mining is already paid for and that mineralized material recovered will pay all other transport and processing costs.  This approach resulted in a base case showing diluted measured and indicated mineable reserves at the Petaquilla and Botija deposits of 579 million tonnes grading 0.52% copper, 0.12 g/t gold and 0.014% molybdenite.  The Preliminary Study states that there is a possibility that additional defined mineralization at Petaquilla and Botija could be converted into measured and indicated reserves with additional diamond drilling.  Addition of this mineralization could extend projected mine life.

Metallurgy

The Preliminary Study discusses the metallurgical testwork completed to date which indicates that the copper-gold concentrates produced from Petaquilla and Botija ores will have a copper grade of approximately 27.1% and a gold content of approximately 4.2 g/tonne.  The Bond Work Index for the ore will average approximately 12.7 kwh/dmt for the Petaquilla ore and approximately 13.6 kwh/dmt for the Botija ore.  Copper recoveries are estimated to be approximately 90% while gold recoveries are estimated to range from 60% to 75% (70% to 75% for Botija and 60% for Petaquilla).  Molybdenum sulphide recoveries have been estimated to range between 70% and 75%.   Metallurgical testwork suggests that the deposits will yield a relatively clean concentrate as mercury and arsenic levels are below the limits at which penalties are assessed.

Environmental

The Preliminary Study indicates that permitting of mines in Panama is required by Recursos Minerales, part of which requires the mining company to submit an environmental report consisting of three documents, being the Preliminary Evaluation, an Environmental Reconnaissance Report and an Environmental Viability Report.

The Preliminary Study recommends baseline environmental and socioeconomic studies to be undertaken in order to comply with the requirements of Recursos Minerales, including:

(a)

topographical, surficial materials and soils mapping,

(b)

maintaining two meteorological stations to compile data on rainfall runoff characteristics, storm frequency, etc.,

(c)

a hydrology monitoring program,

(d)

a baseline water quality program,

(e)

studies to document aquatic biophysical habitat mapping and fish species population characteristics and stream sediment information,

(f)

inventory of vegetation and wildlife,

(g)

detailed archeological investigations,

(h)

studies of the potential social and economic benefits and negative impacts from the project on a local, regional and national scale.

The estimates in the Preliminary Study include a portion of the assay laboratory building being devoted to on-site environmental requirements, including start-up field and laboratory monitoring equipment.  Estimated operating costs for environmental requirements are included in the estimated mine operating costs, including permit monitoring, outside laboratory analyses and annual waste discharge permit fees.

The Preliminary Study indicates that Copper will likely be required to post a reclamation bond.  While the Preliminary Study suggests that reclamation of the project area is expected to be relatively straightforward, because of the stage of development of the project at this time there can be no assurance that costs associated with environmental requirements will not have an adverse effect on the project and our operating results.

Final Feasibility Study – Ley Petaquilla Copper Deposit

In January 1998, H.A. Simons Ltd. ("Simons") on behalf of Teck Cominco Limited, completed a final bankable feasibility study (the "Final Study" – non-NI 43-101 compliant) on the Petaquilla, Botija, and Valle Grande copper-gold deposits and the Molejon gold deposit.  The following information is summarized from the Final Study.

Conclusion

Based on estimated measured and indicated diluted mineable reserves of 1.115 billion tonnes grading 0.50% Cu, 0.09 g/t Au, 0.155 MoS2 as well as recoverable silver using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life), the Final Study shows that the optimum throughput rate for open pit mining of the three deposits was 120,000 tonnes per day for a projected mine life of 23 years.

Reserves

In the Final Study, Simons reviewed only the Petaquilla, Botija and Valle Grande deposits and referred to measured and indicated reserves in its calculation of economically mineable reserves.  The Final Study concluded that the total mineable reserves in the Petaquilla, Botija and Valle Grande deposits (measured and indicated only) currently total 1.115 billion tonnes grading 0.50% Cu, 0.09 g/t Au, 0.155 MoS2 as well as recoverable silver.  Reserves were calculated using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life).  A marginal cut-off grade of US $2.92/tonne was used for the low-grade stockpile.  The recoverable payable metal content contained in these reserves totals at least 9.4 billion pounds of copper, 1.37 million ounces of gold, 24.1 million ounces of silver and 131.1 million pounds of molybdenum, not including the contained metal in the low grade stockpile.

Metallurgy

The Final Study estimates average recoveries of 90% for copper, 58% for gold and 62% for molybdenite.

Operating Plan

The Final Study examines development of the Petaquilla, Botija and Valle Grande deposits as an open pit operation to produce copper, gold and molybdenum flotation concentrates, based on estimated measured and indicated diluted mineable reserves of 1.115 billion tonnes grading 0.50% Cu, 0.09 g/t Au, 0.155 MoS2 as well as recoverable silver using a variable economic cut-off grade of between US $5.10 and US $6.50/tonne (including a low grade stockpile of 130 million tonnes to be milled at the end of the mine life) for a mine life of 23 years at a throughput rate of 120,000 tonnes per day or a mine life of 29 years at a throughput rate of 90,000 tonnes per day.  Average recoveries are estimated to be 90% for copper, 58% for gold and 62% for molybdenite.  At this rate, an average 419 million recoverable pounds of copper, 61,000 recoverable ounces of gold, and 5.8 million recoverable pounds of molybdenite would be produced annually.

The Final Study's conclusions include the following key projected financial assumptions for operations based on the base case mineable reserve estimate.  The initial capital cost of placing the three deposits into production is estimated at US $1.12 billion, while ongoing capital costs are estimated to total US $372 million.

The Final Study also examined an alternate case which includes an additional 356 million tonnes of preliminary scoping level mineable reserves at Valle Grande, the Molejon gold deposit and third party power supply options for Petaquilla as an alternate case and did not include production from Molejon gold deposit or the additional preliminary scoping level mineable reserves at Valle Grande in its base case analysis.

Status of Project Financing

Under the Petaquilla Shareholders Agreement, Teck Cominco Limited may acquire 50% of Copper’s interest in Minera Petaquilla, S.A. (indirectly acquiring a 26% interest in the Petaquilla Property) by, among other things, funding all of Copper’s costs of placing the Petaquilla Property into production and all subsequent costs, or 52% of the total costs thereof.  The terms of these arrangements are described in detail under the heading "Title" above.  In the event that Teck Cominco Limited does not acquire an interest in the Petaquilla Property, Copper intends to finance its 52% share of the costs of placing the Petaquilla Property into production through equity financing and/or copper or gold loans.  There can be no assurance, however, that Copper will be able to obtain required financing either on acceptable terms or at all.

On April 27, 2006, PTQ announced that the shareholders of Minera Petaquilla, S.A. will revise and update the January 1998 Feasibility Study (the "1998 Feasibility Study") completed by H.A. Simons (now AMEC) for the Petaquilla Copper Project, to more accurately reflect current prices and technological advances.

Minera Petaquilla, S.A. is owned by Copper and Inmet as to 52% and 48% interests respectively; Teck has the right to acquire one half of Copper’s interest by funding all of Copper’s share of costs to commercial production. The work required to revise and update the 1998 Feasibility Study will be funded by Teck, Inmet and Copper, and the completion date for the revised study is expected to be September 30, 2006.

AMEC Americas Limited ("AMEC") has been engaged to carry out this revision, which will include the following specific assessments:

•

Reviewing the truck and shovel fleet equipment selection, with a view to the utilization of larger equipment.

•

Reviewing the grinding circuit capacity to determine if a single grinding line would provide the capacity required for the 120,000 tpd throughput rate.

•

Reviewing the flotation equipment selection in light of the larger equipment currently available.

For any of the above revised approaches that appear technically feasible, to estimate their capital and operating cost impacts on the Project to the prefeasibility level (+/- 25% to +/-30%).

Based on the 1998 Feasibility Study, completed for the joint venture partners under the direction of Teck Cominco, the Petaquilla, Botija and Valle Grande deposits contain a mineable reserve of 1.115 billion tonnes grading 0.50% copper, 0.09 g/t gold, 0.015% molybdenum, as well as recoverable silver. The variable economic cut-off grade varied from U.S. $5.10 per tonne to U.S. $6.50 per tonne (including a low-grade stockpile, for which a marginal cut-off grade of U.S. $2.92/tonne was used, to be milled at the end of the mine life).

The recoverable metal content contained in these reserves, based on a 120,000 tonnes per day throughput and a 23 year mine life, totals:

9.4 billion pounds of copper,
1.37 million ounces of gold,
24.1 million ounces of silver, and
131.1 million pounds of molybdenum.

The 1998 Feasibility Study was prepared prior to the introduction of National Instrument 43-101, and refers to categories of reserves which are not the same as those contained in the current National Instrument. The 1998 Feasibility Study refers to "measured and indicated mineable reserves", which the Company believes are reliable and relevant. The Company is of the view that such categories are materially equivalent to "proven" and "probable" mineral reserves in the current National Instrument.

Building upon the Minera Petaquilla update referred to above, Copper will finance 100% of the costs of a full NI 43-101-compliant Feasibility Study on the Petaquilla Copper Project. This effort will be carried out by the Company in cooperation with its existing partners, Teck and Inmet, as well as with its new potential Chinese partner.

The collective goal of this effort is to assure that all relevant data required for project financing considerations are made available by the end of 2006.

Selected Consolidated Financial Information

Attached at Schedule “A” to the Circular is the audited pro forma consolidated balance sheet for Copper at January 31, 2006.

Market for Securities

An application will be made for listing and posting for trading on The Toronto Stock Exchange of the Copper’s common shares (the “Copper Common Shares”). The listing of the Copper Common Shares on the TSX will be subject to Copper meeting the TSX’s original listing requirements. If Copper is not able to meet the original listing requirements of the TSX then Copper will seek to list the Copper Common Shares on another Canadian stock exchange. Conditional listing approval has not yet been obtained and there can be no assurance that the Copper Common Shares will be listed on the TSX or any other stock exchange. While Copper intends to continue to seek a listing for the Copper Common Shares if such shares are not listed on the TSX, delays in obtaining, or the inability to obtain, such listings will not be a condition of the parties to the completion of the Plan of Arrangement. There can be no assurance that the necessary discretionary orders or exemptions will be granted by the applicable regulatory authorities or that the Copper Common Shares will be listed on any stock exchange.

Directors

Name, Province and Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years
Michael Levy British Columbia, Canada	Executive Vice President of Custom House Global Foreign Exchange, 2000 to present; Financial analyst and commentator with CKNW/98 Radio and the Corus Radio Network, 1991 to present
Richard Fifer Cocle Province, Panama

President of Geoinfo, S.A., a Panamaniam company providing GIS (mapping) technology and solutions, 1994 to present; Chairman and President of CODEMIN (Panama State mining company) from Jan. 1997 to date; President’s Plenipotentiary Ambassador-at-large under the Ministry of Foreign Affairs Panama, Mar. 2002 to Sept. 2003; Governor of the Province of Cocle, Panama, Mar. 2002 to Sept. 2003

Marco Tejeira Panama Province, Panama	Senior Partner Grimaldo Tejeira, a Panamanian lawfirm, Jan. 1988 to present
John Cook New South Wales, Australia	Stockbroker with Reynolds & Co. Pty. Ltd., 1989 to date
Ralph Ansley New South Wales, Australia	Engineering Consultant to the mining industry
Eligio Salas Panama Province, Panama	Lawyer, Shirley & Associates, an international law firm, Jan. 2002 to date; Justice of the Supreme Court of Panama, 1996 – Jan. 2002

Description of Share Capital

Following the Arrangement, Copper will be authorized to issue an unlimited number of common shares (“Copper Common Shares”) and an unlimited number of preferred shares (“Copper Preferred Shares”). The holders of Copper Common Shares will be entitled to receive notice of, and to one vote per share at, every meeting of shareholders of Copper, to receive such dividends as the board of directors declares and to share equally in the assets of Copper remaining upon the liquidation of Copper subject to the prior interests of the holders of Copper Preferred Shares and after the creditors of Copper have been satisfied.

Risk Factors

The risk factors contained in the Circular, should be considered carefully. These risk factors could materially and adversely affect Copper’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Copper.

Auditors, Registrar and Transfer Agent

The auditors of Copper are Davidson & Company, Chartered Accountants.

ComputerShare Trust Company of Canada is expected to be the registrar and transfer agent for the Copper Common Shares.

SCHEDULE “O” – RISK FACTORS

The following risk factors, as well as the other information contained in this Circular, should be considered carefully. These risk factors could materially and adversely affect PTQ’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to PTQ. Once the Arrangement is complete these risks will be applicable to the two former business units of PTQ, being PTQ and Copper.

Exploration and Development Risks

PTQ is engaged in the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  Property interests are in the advanced exploration and development stage in the case of PTQ and in the feasibility stage in the case of Copper. Neither company has, at the present time, a known body of commercial ore.  PTQ is rapidly progressing with the development of the Molejon Gold Project, and anticipates placing the property into production early in 2007.  The Petaquilla Copper Project is in the feasibility stage, and will require substantial capital investment if the feasibility study is positive; accordingly, there is little likelihood that Copper will realize any profits in the short to medium term.  Any profitability in the future from Copper’s business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  In developing their mineral deposits, PTQ and Copper will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained.

Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties.  Such delays could materially adversely affect the financial performance of both PTQ and Copper.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals, and other hazards.  Such occurrences may delay production, increase production costs or result in liability.  PTQ and Copper will obtain insurance in amounts that they consider to be adequate to protect themselves against certain risks of mining and processing.  However, PTQ and Copper may become subject to liability for hazards against which they cannot insure themselves or which they may elect not to insure against because of premium costs or other reasons.  In particular, PTQ and Copper are not insured for environmental liability or earthquake damage.

In order to develop the Petaquilla Copper Project, it will be necessary to build the necessary infrastructure facilities, including electricity, transportation, etc., the costs of which could be substantial.  During the fiscal year ended January 31, 2002, PTQ recorded a write-down of $32,628,433 in respect of the Petaquilla Copper Project as a result of depressed copper prices making development of the Petaquilla Copper Project uneconomical at that time.  Recent significant increases in metal commodity prices may not be sustainable.  They may not be reliable as indicators of future consistent realizable values, should any of PTQ’s or Copper’s mineral deposits reach commercial production.

Estimates of Reserves, Mineral Deposits and Production Costs

Although the ore reserve and mineral deposit figures included herein, most of which, as noted, are not compliant with National Instrument Policy 43-101, have been carefully prepared by PTQ, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of minerals from ore reserves will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.  Further development, drilling and other engineering analysis is required in order to have any of PTQ’s resources classified as resources.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short term factors relating to mineral reserves, such as the need for orderly development of the mineralized bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions.  Material changes in reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects.  Reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Risks of Development, Construction and Mining Operations

PTQ’s ability to meet timing and cost estimates for properties cannot be assured.  Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties.  Such delays could materially adversely affect PTQ’s financial performance.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards.  Such occurrences may delay production, increase production costs or result in liability.  PTQ will obtain insurance in amounts that the company considers to be adequate to protect itself against certain risks of mining and processing.  However, the company may become subject to liability for hazards against which it cannot insure or which the company may elect not to insure against because of premium costs or other reasons.  In particular, PTQ is not insured for environmental liability or earthquake damage.

In order to develop the Petaquilla Copper Project, it will be necessary to build the necessary infrastructure facilities, including, electricity, transportation, etc., the costs of which could be substantial.

Expanded Panama Canal Watershed Could Affect Development

On August 30, 1999, the Government of Panama passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of 2,885 of the 13,600 hectares comprising the Petaquilla concession.  It is possible that the future construction of dams within the watershed area could negatively affect the development of the Petaquilla Property.  In late April 2006, the Government of Panama indicated it will introduce legislation to repeal the earlier law on expanding the size of the Panama Canal Watershed, which includes the aforementioned overlap.  There is no guarantee such repeal legislation will ultimately be passed by the Government of Panama.

Title Matters

PTQ has diligently investigated title to all mineral exploration concessions and, although to the best of its knowledge, title to such properties is in good standing, this should not be construed as a guarantee of title.

Conflicts of Interest

Certain of PTQ’s directors are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which PTQ may participate, PTQ’s directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  In appropriate cases PTQ will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, PTQ’s directors are required to act honestly, in good faith and in the best interests of PTQ.  In determining whether or not PTQ will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to PTQ, the degree of risk to which PTQ may be exposed and the company’s financial position at that time.  Other than as indicated, PTQ has no other procedures or mechanisms to deal with conflicts of interest.

Currency Fluctuations

PTQ maintains its accounts in Canadian dollars.  PTQ’s operations in Panama may make the company subject to foreign currency fluctuations.  Panama's currency, the Balboa, is at parity with the U.S. dollar.  Exchange transactions are allowed in U.S. dollars, and as a result foreign currency fluctuations will only be material for PTQ to the extent that fluctuations between the Canadian and U.S. dollar are material.  PTQ does not at present, nor plans in the future, to engage in foreign currency transactions to hedge any exchange rate risks.

Additional Funding Requirements

PTQ has not generated cash flow from operations in the past and cash flow is not expected in the next few years to satisfy its operational requirements and cash commitments.  In the past, PTQ has relied on sales of equity securities to meet most of its cash requirements, together with project management fees, property payments and sales or joint ventures of properties.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy PTQ’s operational requirements and cash commitments.

PTQ does not presently have sufficient financial resources to undertake all of its planned exploration and development programs.  The development of PTQ’s properties depends upon PTQ’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the company to forfeit its interest in its properties and reduce or terminate its operations on such properties.  Accordingly, in their report on the consolidated financial statements for the period ended January 31, 2006, PTQ’s independent auditors included an explanatory paragraph regarding concerns about PTQ’s ability to continue as a going concern.  The financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by the independent auditors.

In particular, although PTQ has entered into an agreement whereby Teck Cominco Limited can earn 50% of its interest in the Ley Petaquilla Property, by funding the feasibility study and its capital costs, there is no assurance that Teck Cominco Limited will elect to participate or to continue to participate in such property, in which event PTQ will be required to finance all future exploration and development, or seek another partner.  Pursuant to the agreement with Teck Cominco Limited, Teck Cominco Limited can, at any time prior to a property reaching "commercial" production, elect to abandon and surrender its interest in any property.

Requirements of Ley Petaquilla

PTQ’s operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the "Ley Petaquilla"), a project-specific piece of legislation enacted in February of 1997 to deal with the orderly development of the Petaquilla Property.  The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A.  Under the Ley Petaquilla, Minera Petaquilla, S.A. was required to begin mine development by May 2001; however, Minera Petaquilla, S.A. can defer commencing development operations for one month for every month that the price of copper remains below $1.155 per pound for up to a further five years (i.e. until May 2006 at the latest).  The Ley Petaquilla also requires Minera Petaquilla, S.A. to make a minimum investment of US $400 million in the development of the Petaquilla Property.  During the fiscal year ended January 31, 2002, PTQ recorded a write-down of $32,628,433 in respect of the Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomical at that time.

The Company, through its wholly-owned subsidiary Georecursos, owns 52% of Minera Petaquilla. Minnova (Panama) Inc. (“Minnova”), a wholly-owned subsidiary of Inmet Mining Corporation (“Inmet”), owns the remaining 48% of Minera Petaquilla, a company formed during 1997 to own the Ley Petaquilla mineral concession in Panama. Pursuant to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panama, the Company has delivered a phased Mine Development Plan to the Government of Panama which was approved in September 2005. Refer also to “Molejon Property – Panama”. This approval resulted in the extension of the land tenure for an initial 20 year period commencing on September 2005, subject to the Company meeting certain other development and operational conditions on an ongoing basis. Terms of the land tenure have two additional 20 year terms that are also subject to the Company meeting certain other ongoing development and operational conditions.

Teck Cominco Limited (“Teck”) has an option to acquire 50% of the Company’s interest in Minera Petaquilla, which would result in Teck having a 26% interest in Minera Petaquilla. In order for Teck to acquire the 26% interest, it is required to:

(i)

Fund 52% of the continuing exploration expenditures, as defined, of Minera Petaquilla, with Inmet to fund its 48% share, until such time as Teck either acquires its interest or its interest is terminated.

(ii)

Fund 100% of and complete a final feasibility study, as defined, for the property and deliver such study by January 21, 1998 (completed).

(iii)

Arrange project financing for Minera Petaquilla for completion of development of the Ley Petaquilla property and, if necessary, fund 52% (Inmet to fund 48%) of any shortfall in the total project funding requirement in excess of arranged project financing.

Teck is committed to annually make a final commitment respecting development of the concession and to deliver an update to the feasibility study of the concession. The requirement to make a final commitment or give notice of unfavorable economic conditions within 90 days of delivery of the final feasibility study applies to all subsequent annual anniversaries. Failure to make such a commitment or deliver a notice shall result in the termination of Teck’s right to acquire an interest in Minera Petaquilla.

In April 2005, the Company and Inmet agreed to waive for one year Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study. This waiver does not affect Teck’s obligation to make a final commitment respecting development of the concession and to deliver an updated feasibility study in 2006.

Upon Teck making a final commitment, Inmet is required to deliver a final commitment to participate in the development of the project or it will be required to dispose of its interest in Minera Petaquilla. Inmet is then required to either offer to sell its interest in the concession or accept an 8% net profit interest, as defined, in the project. The offer to sell its interest shall be made first to the Company and then to Teck at a price to be determined by Inmet. In the event that neither the Company nor Teck chooses to acquire Inmet’s interest, Inmet shall be entitled to seek an independent purchaser of its interest on terms no more favorable than those offered to the Company and Teck.

Either the Company or Inmet (the Proposer) may at any time give notice to the other parties of its intention to proceed with development of the concession in accordance with the most recently delivered Teck feasibility study. Upon receipt of such notice, Teck has 50 days in which to make a final commitment to develop the project. The other party, the Company or Inmet (the Recipient), has 60 days from the receipt of such notice to commit to develop the project.

If the Recipient has not agreed to develop the project, the Proposer may, within 70 days of the proposal, elect to exercise the “Shotgun Offer,” as defined, and either sell its interest or acquire the Recipient’s interest in Minera Petaquilla, for cash, based on the value of Minera Petaquilla as determined in accordance with the provisions of the agreement. The Recipient has 15 days from receipt of the Shotgun Offer to agree either to sell its interest or to acquire the Proposer’s interest as applicable, and in the event that the Recipient does not take action within the 15-day period, it will thereafter be deemed to have agreed to sell its interest in Minera Petaquilla.

If Inmet sells its interest, pursuant to the Shotgun Offer, the Company shall pay Inmet 48% of the value of Minera Petaquilla.

If the Company sells its interest, pursuant to the Shotgun Offer, it shall receive 29% of the value of Minera Petaquilla on condition that, in the event that Teck’s interest in the concession is terminated, the Company shall receive an additional 23% of the value of Minera Petaquilla.

If Teck’s interest in the concession is not terminated and the Company sells its interest, pursuant to the Shotgun Offer, the Company shall not be entitled to receive any further amount, in excess of the 29% of the value received on account of the sale of its interest in Minera Petaquilla.

Upon exercise of the Shotgun Offer, Teck has 130 days in which to deliver a final commitment for development of the concession or its interest shall be terminated.

Teck’s interest in the concession shall terminate on the earlier of:

(i)

Teck electing to terminate its interest provided it has delivered its final feasibility study, or

(ii)

Teck’s failure to deliver a final commitment requesting development of the concession and to deliver an updated feasibility study.

In the event that Teck’s interest is terminated, Teck shall retain a net profit royalty interest in the project at a rate to be determined.

The Government of Panama passed legislation which significantly expands the size of the Panama Canal Watershed in general and, in particular, establishes an overlap of part of the Petaquilla concession.  It is possible that future construction of dams within the watershed area could negatively affect the development of the Ley Petaquilla property.

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession from the copper mineral deposits within the Ley Petaquilla mineral concession. The agreement provides for the Company, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minova as to 35.135% and 64.865% respectively.

Approval of the phased Mine Development Plan was obtained in September 2005. Transfer of title to the Company of the Molejon gold mineral deposit, as well as the other rights as described above, is underway.

PTQ intends to focus the first phase of the mine development plan on the Molejon gold deposit.  PTQ has begun further exploration and development work for the purposes of an analyzing feasibility study on the Molejon gold deposit.  In addition, PTQ intends to perform further exploration on other identified gold targets within the Ley Petaquilla concession, and those within PTQ’s wholly-owned properties surrounding the Ley Petaquilla concession.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

PTQ has incurred net losses to date.  PTQ’ s deficit as of January 31, 2006, was $51,558,632.  PTQ has not yet had any revenue from the exploration activities on its properties.  The Molejon Property is at present the only one of PTQ’s properties that it feels warrants development activity.  Even if PTQ does undertake development activity on any of its properties, including the Molejon Property, PTQ may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that PTQ will produce revenue, operate profitably or provide a return on investment in the future.  During the fiscal year ended January 31, 2002, PTQ recorded a write-down of $32,628,433 in respect of the Petaquilla Property as a result of depressed copper prices making development of the Petaquilla Property uneconomical at that time.  Recent significant increases in metal commodity prices may not be sustainable.  They may not be reliable as indicators of future consistent realizable values, should any of PTQ’s mineral deposits reach commercial production.

Limited Experience with Development-Stage Mining Operations

PTQ has limited experience in placing resource properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that PTQ will have available to it the necessary expertise when and if PTQ places its resource properties into production.  There also exists significant risks on being successful at recruiting experienced employees or contractors to allow PTQ to move forward in pursuing development-stage mining operations.

Stock Subject to Penny Stock Rules

PTQ’s capital stock would be classified as "penny stock" as defined in Rule 15g-9 promulgated under the Securities Exchange Act of 1934 (the "1934 Act").  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker's or dealer's duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including "bid" and "ask" prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer's account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Competition

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than PTQ, PTQ may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  Accordingly, there can be no assurance that PTQ’s exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered, a profitable market will exist for the sale of same. Factors beyond PTQ’s control may affect the marketability of any substances discovered.  The prices of gold and copper have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond PTQ’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold and copper is affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens.  There can be no assurance that the prices of gold and copper will be such that PTQ’s properties can be mined at a profit.

Foreign Countries and Regulatory Requirements

Currently, PTQ’s only properties are located in Panama.  Consequently, PTQ is subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk.  Mineral exploration and mining activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond PTQ’s control and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use and mine safety.  In particular, the status of Panama as a developing country may make it more difficult for PTQ to obtain any required production financing for its properties from senior lending institutions.

Environmental and Other Regulatory Requirements

PTQ’s current or future operations, including development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required to commence production on PTQ’s various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which PTQ has interests and there can be no assurance that PTQ will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

PTQ’s potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that PTQ obtain permits from various governmental agencies.  PTQ believes it is in substantial compliance with all material laws and regulations which currently apply to PTQ’s activities.  There can be no assurance, however, that all permits PTQ may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project PTQ might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on PTQ and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of its knowledge, PTQ is currently operating in compliance with all applicable environmental regulations.

Panama Political Risks

Mineral exploration and mining activities in Panama may be affected in varying degrees by political conditions and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond PTQ’s control and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dividends

All of PTQ’s available funds will be invested to finance the growth of its business and, therefore, investors cannot expect and should not anticipate receiving a dividend on PTQ common shares in the foreseeable future.

Petaquilla Minerals Ltd.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 7:30 am, Pacific Time, on June 2, 2006.

Fold

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

To Vote Using the Internet

- Go to the following web site:

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

00CP6A

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Petaquilla Minerals Ltd. (the "Company") hereby appoints: Michael Levy, or failing this person, Marco Tejeira,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Petaquilla Minerals Ltd. to be held at Hotel InterContinental Miramar, Miramar Plaza, Balboa Avenue, Marine Grand Salon, Panama City, Panama on June 6, 2006 at 9:30 AM (Local Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

For | Withhold

Management recommends that you vote FOR all of the nominees listed below:
Michael Levy; Richard Fifer; Marco Tejeira; John Cook; Ralph Ansley.

Vote FOR or WITHHOLD for all nominees proposed by Management

2. Appointment of Auditors

For | Withhold

Appointment of Davidson & Company LLP, Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

Fold

3. Approval of Options

For | Against

4. Stock Option Plan

For | Against

5. Shareholder Rights Plan

For | Against

6. Plan Of Arrangement

For | Against

7. Petaquilla Stock Option Plan - Post Arrangement

For | Against

8. Copper Stock Option Plan - Post Arrangement

For | Against

Fold

9. Copper – Shareholder Rights Plan

For | Against

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive Interim financial statements and accompanying Management's Discussion and Analysis by mail.

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

AR2 ADLQ

S3CF18

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Signs Agreement with Eurogold Mining Inc.

Vancouver, BC – May 17, 2006:  Mr. Michael Levy, the President of Petaquilla Minerals Ltd. (“the Company”), is pleased to announce that the Company has entered into an agreement with Eurogold Mining, Inc. (“Eurogold”), for the exploration and development of the San Juan Concessions in Panama. The San Juan Property is adjacent to the Company’s Molejon Gold Project and the Petaquilla porphyry copper project in west central Panama.  Eurogold is a private Nevada company.

Under the agreement, Eurogold may earn a 60% interest in the San Juan Property by incurring exploration expenditures of at least US$6,000,000, by paying Petaquilla US$600,000 in cash and by causing to be issued to Petaquilla 3,000,000 shares of the public company (“Pubco”) to which Eurogold will assign its interest in the property, all over a period of three years. If Pubco acquires a 60% interest in the property, it may increase its interest to 70% by incurring US$3,000,000 in additional exploration expenditures in the fourth year. The Company will be the operator of the project.

The Company is pleased to have Eurogold and Pubco join the Company and its partners in the increasing levels of exploration and development in the Cerro Petaquilla area of the Republic of Panama.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Copper Ltd.

Vancouver, BC – May 31, 2006: Michael Levy, the President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”), reminds shareholders that the Company will be holding an Annual and Special General Meeting of shareholders on Tuesday, June 6, 2006, in Panama City, Republic of Panama.

At the Meeting, in addition to the routine business, the shareholders will be asked to approve a plan of arrangement (the “Arrangement”) whereby the Company will transfer the Petaquilla Copper Project in Panama to a newly-formed company called Petaquilla Copper Ltd. (“Copper”).  The result of the Arrangement, if approved by the shareholders, will be that each shareholder of Petaquilla Minerals Ltd. (“PTQ”), will receive one share of Copper, and will continue to hold one share of PTQ, for each one share of PTQ held on the effective date of the Arrangement.  The effective date of the Arrangement is expected to be in late-June 2006.

PTQ will continue the development of the wholly-owned Molejon Gold Project.  Copper will be making application to list its shares on the Toronto Stock Exchange.

In addition to shareholder approval, the Arrangement is subject to Court and Toronto Stock Exchange approvals.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.